Exhibit 99.2

ROYAL BANK OF CANADA SECOND QUARTER 2015 – REPORT TO SHAREHOLDERS

Royal Bank of Canada second quarter 2015 results

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

TORONTO, May 28, 2015 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,502 million for the second quarter ended April 30, 2015, up $301 million or 14% from the prior year. Excluding a specified item noted below, net income was up $193 million or 9%(1) from the prior year. Our results reflect solid earnings growth in Canadian Banking and strong growth in Capital Markets, record earnings in Investor & Treasury Services and underlying business strength in Wealth Management, partly offset by lower results in Insurance due to a change in Canadian tax legislation. Credit quality remains strong with a provision for credit loss (PCL) ratio of 0.25%, and our capital position is strong with a Basel III Common Equity Tier 1 ratio of 10.0%.

“RBC had a strong second quarter, with earnings over $2.5 billion, reflecting solid results across our businesses. I’m very pleased with our record performance in the first half of the year,” said Dave McKay, RBC President and CEO. “We will continue to leverage the strength of our diversified business model to drive earnings growth while maintaining our commitment to innovation and serving the evolving needs of our clients.”

Q2 2015 compared to Q2 2014

•	Net income of $2,502 million (up 14% from $2,201 million)
•	Diluted earnings per share (EPS) of $1.68 (up $0.21 from $1.47)
•	Return on common equity (ROE) of 19.3% (up from 19.1%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 10.0%

YTD 2015 compared to YTD 2014

•	Net income of $4,958 million (up 15% from $4,293 million)
•	Diluted EPS of $3.33 (up $0.48 from $2.85)
•	ROE of 19.3% (up from 18.6%)

Excluding specified item(1): Q2 2015 compared to Q2 2014

•	Net income of $2,394 million (up 9% from $2,201 million)
•	Diluted EPS of $1.61 (up $0.14 from $1.47)
•	ROE of 18.5% (down from 19.1%)

Excluding specified items(1): YTD 2015 compared to YTD 2014

•	Net income of $4,850 million (up 11% from $4,385 million)
•	Diluted EPS of $3.26 (up $0.35 from $2.91)
•	ROE of 18.9% (down from 19.0%)

Compared to the prior quarter, net income increased $46 million. Excluding the specified item discussed below, net income was down $62 million or 3%(1), largely reflecting seasonal factors including fewer days in the quarter, lower results in Insurance, and a $23 million impairment loss (before- and after-tax) related to the previously announced sale of RBC Royal Bank (Suriname) N.V.

(1)	The specified item in Q2 2015 was a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE). Specified items in Q1 2014 consisted of a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean. Measures excluding specified items are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this report.

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview and outlook
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
6	Key corporate events of 2015
6	Financial performance
6	Overview
10	Business segment results
10	How we measure and report our business segments
10	Key performance and non-GAAP measures
14	Personal & Commercial Banking
17	Wealth Management
18	Insurance
19	Investor & Treasury Services
20	Capital Markets
21	Corporate Support
22	Results by geographic segment
23	Quarterly results and trend analysis
24	Financial condition
24	Condensed balance sheets
25	Off-balance sheet arrangements
27	Risk management
27	Credit risk
34	Market risk
39	Liquidity and funding risk
48	Capital management
52	Additional financial information
52	Exposures to selected financial instruments
54	Accounting and control matters
54	Summary accounting policies and estimates
54	Changes in accounting policies and disclosure
54	Future changes in regulatory disclosure
54	Controls and procedures
54	Related party transactions
55	Enhanced Disclosure Task Force recommendations index
56	Interim Condensed Consolidated Financial Statements (unaudited)
62	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
92	Shareholder information

2        Royal Bank of Canada        Second Quarter 2015

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three and six month periods ended or as at April 30, 2015, compared to the corresponding periods in the prior fiscal year and the three month period ended January 31, 2015. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2015 (Condensed Financial Statements) and related notes and our 2014 Annual Report. This MD&A is dated May 27, 2015. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information about us, including our 2014 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2015 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic and market review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding risk. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and the Risk management section of this Q2 2015 Report to Shareholders; anti-money laundering, growth in wholesale credit, the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this Q2 2015 Report to Shareholders are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview and outlook section of this Q2 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report and the Risk management section of this Q2 2015 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview and outlook

About Royal Bank of Canada

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2015        3

Selected financial and other highlights

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Total revenue	$8,830	$9,644	$8,276	$18,474	$16,736
Provision for credit losses (PCL)	282	270	244	552	536
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	493	1,522	830	2,015	1,812
Non-interest expense	4,736	4,620	4,332	9,356	8,719
Net income before income taxes	3,319	3,232	2,870	6,551	5,669
Net income	$2,502	$2,456	$2,201	$4,958	$4,293
Segments – net income
Personal & Commercial Banking	$1,200	$1,255	$1,115	$2,455	$2,186
Wealth Management	271	230	278	501	513
Insurance	123	185	154	308	311
Investor & Treasury Services	159	142	112	301	218
Capital Markets	625	594	507	1,219	1,012
Corporate Support	124	50	35	174	53
Net income	$2,502	$2,456	$2,201	$4,958	$4,293
Selected information
EPS – basic	$1.68	$1.66	$1.47	$3.34	$2.86
– diluted	1.68	1.65	1.47	3.33	2.85
ROE (1), (2)	19.3%	19.3%	19.1%	19.3%	18.6%
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.24%	0.23%	0.24%	0.25%
Gross impaired loans (GIL) as a % of loans and acceptances	0.46%	0.46%	0.45%	0.46%	0.45%
Liquidity coverage ratio (3)	111%	n.a.	n.a.	n.a.	n.a.
Capital ratios, Leverage ratio and multiples (4)
Common Equity Tier 1 (CET1) ratio (4)	10.0%	9.6%	9.7%	10.0%	9.7%
Tier 1 capital ratio (4)	11.6%	11.0%	11.4%	11.6%	11.4%
Total capital ratio (4)	13.5%	13.0%	13.2%	13.5%	13.2%
Assets-to-capital multiple (4)	n.a.	n.a.	17.5X	n.a.	17.5X
Leverage ratio (4)	4.0%	3.8%	n.a.	4.0%	n.a.
Selected balance sheet and other information
Total assets	$1,032,172	$1,086,695	$895,896	$1,032,172	$895,896
Securities	222,643	230,723	191,481	222,643	191,481
Loans (net of allowance for loan losses)	448,310	448,210	421,436	448,310	421,436
Derivative related assets	107,004	150,564	72,633	107,004	72,633
Deposits	651,551	654,707	590,959	651,551	590,959
Common equity	51,779	51,314	45,933	51,779	45,933
Average common equity (1)	51,500	49,250	45,550	50,350	44,750
Total capital risk-weighted assets	398,992	407,934	349,094	398,992	349,094
Assets under management (AUM)	486,300	485,700	430,600	486,300	430,600
Assets under administration (AUA) (5)	4,835,100	4,729,300	4,393,000	4,835,100	4,393,000
Common share information
Shares outstanding (000s) – average basic	1,442,078	1,442,591	1,443,115	1,442,339	1,442,769
– average diluted	1,448,651	1,449,419	1,450,271	1,449,037	1,454,579
– end of period	1,443,102	1,442,592	1,441,349	1,443,102	1,441,349
Dividends declared per common share	$0.77	$0.75	$0.71	$1.52	$1.38
Dividend yield (6)	4.0%	3.9%	4.0%	3.9%	3.9%
Common share price (RY on TSX)	$80.11	$71.74	$73.15	$80.11	$73.15
Market capitalization (TSX)	115,607	103,492	105,435	115,607	105,435
Business information (number of)
Employees (full-time equivalent) (FTE)	73,136	73,332	74,063	73,136	74,063
Bank branches	1,361	1,365	1,379	1,361	1,379
Automated teller machines (ATMs)	4,913	4,913	4,972	4,913	4,972
Period average US$ equivalent of C$1.00 (7)	$0.806	$0.839	$0.907	$0.822	$0.916
Period-end US$ equivalent of C$1.00	$0.829	$0.787	$0.912	$0.829	$0.912
(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the Key performance and non-GAAP measures section.
(2)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section.
(3)	Effective the second quarter of 2015, we calculate the Liquidity Coverage Ratio (LCR) using the Liquidity Adequacy Requirements (LAR) guideline. The LCR is a new regulatory measure under the Basel III framework. The LCR is not applicable (n.a.) for prior periods as it was adopted prospectively, effective the second quarter of 2015. For further details, refer to the Liquidity and funding risk section.
(4)	Capital and Leverage ratios presented above are on an “all-in” basis. Effective the first quarter of 2015, the Leverage ratio has replaced the Assets-to-capital multiple (ACM). The Leverage ratio is a regulatory measure under the Basel III framework and is n.a. for prior periods. The ACM is presented on a transitional basis for prior periods. For further details, refer to the Capital management section.
(5)	Includes $30.4 billion (January 31, 2015 – $30.8 billion, April 30, 2014 – $32.2 billion) of securitized mortgages and credit card loans.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2015

Economic, market and regulatory review and outlook – data as at May 27, 2015

Canada

In the first calendar quarter of 2015, the Canadian economy was impacted by poor weather conditions and continuing low crude oil prices which caused the economy to stagnate. Housing market activity showed signs of recovery in March and April 2015 from the slowdown experienced towards the end of calendar 2014 and in early 2015. The Canadian dollar strengthened in value against the U.S. dollar towards the end of the calendar quarter partly due to the modest recovery in oil prices. While the unemployment rate remained firm at 6.8% in April 2015, it was up from 6.6% in January 2015, as job creation across the country was accompanied by an increase in the labour force. The Bank of Canada (BoC) maintained its overnight rate at 0.75% in May 2015 based on the expectation that the impact on the economy from the decline in oil prices will be followed by a period of strengthening economic growth as the positive effects of lower fuel prices boost consumption and non-energy business investment and the combination of stronger U.S. demand and a weaker Canadian dollar lift exports.

We expect the Canadian economy to recover from the effect of poor weather conditions and low oil prices in the second calendar quarter of the year, and grow in calendar 2015 at an estimated rate of 2.2%, which is below our previous estimates, supported by solid consumer spending and strengthening exports. Weaker business investment in the oil and gas sector is likely to be partly offset by capital investment in other sectors. We expect the housing market in Canada to remain solid, with the softer market in oil industry-sensitive regions being offset by growth in other parts of the country. Given the slight recovery in oil prices, and the forecasted growth in the economy, we expect the BoC to maintain its overnight rate at 0.75% until the second calendar quarter of 2016, at which point we forecast the rate will be raised by 25 bps.

U.S.

The U.S. economy was impacted in the first calendar quarter of 2015 by poor weather conditions and disruptions associated with a ports strike on the west coast which slowed trade activity and resulted in the economy’s rate of growth slowing to an estimated 0.2% for the calendar quarter. A pullback in energy company investment also weighed on the growth rate. Poor weather conditions had a moderating effect on consumer spending and housing market activity, while business spending on inventory building increased during the calendar quarter. Despite the boost to confidence from the unemployment rate decreasing to 5.4% in April 2015 from 5.7% in January 2015, the U.S. Federal Reserve Bank (Fed) maintained its cautious policy stance and held its funds target range at historically low levels in April 2015.

We expect the U.S. economy to grow at an estimated rate of 2.6% during calendar 2015, which is below our previous estimates, reflecting the unexpectedly weak first calendar quarter. Consumer spending growth is expected to accelerate backed by the continued improvement in the labour market and lower gasoline prices, after moderating slightly in the first calendar quarter due to the poor weather conditions. As the pace of economic growth rebounds and the labour market continues to strengthen, we expect the Fed will begin raising its key interest rate from the current funds target range of 0.0% to 0.25% starting in the third calendar quarter of 2015.

Europe

The Euro area economy showed acceleration in the pace of recovery and grew in the first calendar quarter of 2015 at an estimated rate of 0.4%, benefitting from lower oil prices, a weaker Euro and the increased availability of credit. A slower decline in oil prices combined with slight price gains in other sectors across the Euro area resulted in the inflation rate increasing to 0.0% in April 2015 from a record low of (0.6)% in January 2015. The unemployment rate remained elevated at 11.3% in March 2015, with certain member economies experiencing continuing high levels of unemployment. In March 2015, the European Central Bank (ECB) commenced its announced monthly asset purchase program, the Public Sector Purchase Program (PSPP), by purchasing up to €60 billion each month of a combination of euro-denominated public sector securities, asset-backed securities and covered bonds. Negotiations between Greece and its credit providers are ongoing and the situation continues to generate uncertainty for financial markets and the economic outlook.

We expect the Euro area economy to grow at an estimated rate of 1.5% in calendar 2015, which is above our previous estimates, due to stimulus undertaken by the ECB, continuing lower oil prices, and a weaker Euro. As the inflation rate is expected to remain below the ECB target level for the foreseeable future, we expect the PSPP to continue as planned at least until September 2016, and for the ECB to hold its key interest rate steady at 0.05% for the foreseeable future.

Financial markets

Equity indices in Canada, the U.S. and major European economies displayed some volatility during our current fiscal quarter, mostly related to the effect of low global oil prices and diverging monetary policy amongst global central banks. Yields on long-term government bonds in Canada and the U.S. fluctuated during the fiscal quarter, as market expectations of the Fed announcing an increase in its key interest rate rose prior to, and subsequently fell after, the Fed’s March meeting. Yields moved significantly higher in late April and early May as concerns about deflation eased, investors adjusted positions and concerns about the Euro area economy dissipated. Credit spreads on corporate bonds in North America also fluctuated during the quarter. While crude oil prices halted their steep decline and showed a modest recovery during the fiscal quarter, prices remain significantly below levels from a year ago based on oversupply concerns and geopolitical developments in the Middle East. Other commodity prices fluctuated during the fiscal quarter, with a fall in lumber prices reflecting the impact of poor weather conditions on housing starts in North America, and a decline in non-precious metals caused by a combination of strong supply and weak demand from emerging economies.

These macroeconomic headwinds, such as continuing lower oil prices and slowing Canadian output as well as potential further cuts by the BoC to its overnight rate, may impact our results for the remainder of 2015.

Royal Bank of Canada        Second Quarter 2015        5

Regulatory environment

We continue to monitor and prepare for regulatory developments in a manner that seeks to ensure compliance with new requirements while mitigating any adverse business or economic impacts, including those with the potential to negatively impact our business. Such impacts could result from new or amended regulations and the expectations of those who enforce them. Significant developments include regulations adopted under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), including the Volcker Rule and Foreign Banking Organization Rule. We also continue to monitor and prepare for changes to capital and liquidity rules under the Basel Committee on Banking Supervision’s (BCBS) global standards (Basel III); over-the-counter (OTC) derivatives reforms; and the voluntary commitments announced by MasterCard Canada and Visa Canada in 2014 to reduce merchant credit card fees in Canada effective no later than April 2015.

Section 619 of the Dodd-Frank Act (the Volcker Rule) establishes broad prohibitions and restrictions on proprietary trading and investing in or sponsoring hedge funds or private equity funds. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions including activities conducted solely outside the U.S.). As previously reported, we have exited, or are in the process of exiting, certain activities that cannot be restructured to comply with the Volcker Rule and we do not expect these changes to have a material impact on our results. The majority of our remaining trading activities and fund relationships will continue to be permissible under the Volcker Rule. We are also continuing to build the requisite monitoring program and reporting metrics to demonstrate compliance by the July 21, 2015 conformance deadline, where applicable. We continue to engage with other foreign banks and U.S. authorities to clarify how the Volcker Rule applies to certain of our funds as a result of interpretive issues relating to the manner in which those funds are structured or operated outside of the U.S.

We are also continuing to prepare for implementation of the Fed’s new oversight regime for non-U.S. banks with subsidiaries, affiliates and branches operating in the U.S. (the “Enhanced Prudential Standards for Bank Holding Companies and Foreign Banking Organizations”), pursuant to section 165 of the Dodd-Frank Act. The regime is intended to address the perceived systemic risk that large foreign banks could pose to U.S. financial markets. On December 22, 2014, RBC filed an implementation plan with the Fed outlining our approach for meeting requirements in the areas of financial reporting, capital and liquidity, risk management, and stress testing, as well as detailing the planned formation of a separately capitalized U.S. Intermediate Holding Company (the IHC), into which all of our U.S. subsidiaries must be placed. U.S.-based leverage requirements (which differ from the Basel III leverage ratio) will apply to our U.S. operations as of January 1, 2018. The IHC implementation plan was subsequently revised to reflect the expected integration of City National Corporation into the IHC and submitted to the Fed on April 30, 2015. The Fed has not yet issued separate but related rules for early remediation requirements and limits on exposures to single counterparties which will apply to the U.S. entity. RBC has incurred, and will continue to incur, costs to comply with the additional U.S. based financial reporting, risk management and governance requirements of the rule and we may have less flexibility in our capital and liquidity structures which historically have been managed on a global (vs. regional) basis. These impacts are not expected to materially affect our financial performance or overall results.

In November 2014, the Financial Stability Board (FSB) proposed minimum common international standards related to the total loss-absorbing capacity of global systemically important banks (G-SIBs). The standards are intended to address the sufficiency of G-SIBs’ capital to absorb losses in a resolution, in a manner that minimizes the impact on financial stability and ensures continuity of critical economic functions. To date, RBC and the other Canadian banks have not been designated as G-SIBs. It is uncertain how these proposed standards will be integrated into Canada’s bail-in regime as discussed below.

In its April 21, 2015 Federal Budget announcement, the Government of Canada (GoC) confirmed its plans to adopt a “bail-in” regime for the largest six Canadian banks, including RBC, designated as domestic systemically important banks (D-SIBs). This proposal, initially introduced in August 2014, is an effort to limit taxpayer exposure to potential losses of a failing institution and to ensure the institution’s shareholders and creditors remain responsible for bearing such losses. The proposed regime includes the following:

•	A statutory conversion power which would allow for the permanent conversion of eligible liabilities of a non-viable bank into common shares;
•	A scope of application which ensures deposits will not be subject to the regime. Only unsecured debt that is tradable and transferable, has an original term to maturity of 400 days or more, and is issued or renegotiated after an implementation date set by the GoC would be subject to conversion;
•	A minimum loss absorbency requirement to ensure systemically important banks can withstand significant losses and emerge from a conversion well capitalized; and
•	Comprehensive disclosure and reporting requirements.

The proposed bail-in regime has not yet been finalized and these proposed changes could adversely impact our cost of funding.

The 2015 Federal Budget announcement also included several proposed tax changes that may have a negative impact on our earnings in fiscal 2016. We are currently assessing the potential impact of the proposed tax changes but do not expect the changes to have a material impact on our financial results.

For a discussion on risk factors resulting from these and other regulatory developments which may affect our business and financial results, refer to the Risk management – Top and emerging risks section of our 2014 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2014 Annual Report and the Risk management and Capital management sections of this Q2 2015 Report to Shareholders.

6        Royal Bank of Canada        Second Quarter 2015

Key corporate events of 2015

RBC Royal Bank (Suriname) N.V.

On April 1, 2015, we announced that we have entered into a definitive agreement to sell RBC Royal Bank (Suriname) N.V. (RBC Suriname) to Republic Bank Limited, subject to customary closing conditions, including regulatory approvals. The transaction is expected to close in the third quarter of 2015. During the quarter, we recorded an impairment loss of $23 million (before- and after-tax), which was included in Non-interest expense – Other. For further details, refer to Note 7 of our Condensed Financial Statements.

City National Corporation

On January 22, 2015, we announced that we have entered into a merger agreement to acquire City National Corporation (City National), the holding company for City National Bank, for cash and RBC common shares. As at the date of announcement, the total transaction value was approximately US$5.4 billion. The aggregate consideration will be paid with approximately US$2.7 billion in cash and approximately 44 million RBC common shares. The total number of RBC common shares to be issued and the amount of cash to be paid in the transaction are both fixed. The transaction value will be determined at the time of closing based upon the price of our common shares at such time. The transaction is expected to close in the first quarter of 2016 and is subject to customary closing conditions, including regulatory approvals. Common stockholders of City National approved the transaction in a vote held on May 27, 2015. For further details, refer to Note 7 of our Condensed Financial Statements.

Financial performance

Overview

Q2 2015 vs. Q2 2014

Net income of $2,502 million was up $301 million or 14% from a year ago. Diluted earnings per share (EPS) of $1.68 was up $0.21 and return on common equity (ROE) of 19.3% was up 20 bps from 19.1% last year. Our Common Equity Tier 1 (CET1) ratio was 10.0%.

Excluding a specified item this quarter described below, net income of $2,394 million was up $193 million or 9% from last year, diluted EPS of $1.61 was up $0.14 and ROE of 18.5% decreased 60 bps. Our results reflected solid performance across most of our business segments, primarily driven by strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking, and strong growth in both our Corporate and Investment Banking and Global Markets businesses in Capital Markets. Growth in average fee-based client assets in Wealth Management, and higher earnings in Investor & Treasury Services primarily reflecting strong growth in our foreign exchange businesses, and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by higher costs to support business growth, and lower results in Insurance due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014.

For further details on our results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Q2 2015 vs. Q1 2015

Net income increased $46 million or 2% from the prior quarter. Diluted EPS was up $0.03 and ROE was flat compared to 19.3% last quarter.

Excluding a specified item this quarter described below, net income decreased $62 million or 3% from the prior quarter, diluted EPS was down $0.04 and ROE was down 80 bps. The decrease in net income was largely due to the impact of seasonal factors, including fewer days in the quarter, a lower impact this quarter from a new U.K. annuity contract as compared to two contracts last quarter, and higher net claims costs both in Insurance, and a loss of $23 million (before- and after-tax) related to the previously announced sale of RBC Suriname. These factors were partially offset by higher fixed income trading results due to favourable market conditions, solid growth in our corporate and investment banking businesses, and higher earnings from growth in average fee-based client assets in Wealth Management.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income of $4,958 million increased $665 million or 15% from a year ago. Six month diluted EPS of $3.33 was up $0.48 and ROE of 19.3% was up 70 bps.

Excluding the specified items described below, net income increased $465 million or 11% from the prior year, diluted EPS was up $0.35 and ROE decreased 10 bps. Our results reflected strong business growth in Capital Markets, strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking, higher earnings from growth in average fee-based client assets in Wealth Management, higher earnings in Caribbean banking, and the impact of foreign exchange translation. These factors were partially offset by higher costs to support business growth.

Specified items

Our results this quarter were impacted by a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support. During the six months ended April 30, 2014, our first quarter of 2014 results were impacted by a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both in our Personal & Commercial Banking segment. Results excluding these specified items are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada        Second Quarter 2015        7

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign exchange translation on key income statement items:

	For the three months ended		For the six months ended
(Millions of Canadian dollars, except per share amounts)	Q2 2015 vs. Q2 2014	Q2 2015 vs. Q1 2015	Q2 2015 vs. Q2 2014
Increase (decrease):
Total revenue	$203	$75	$399
PCL	3	1	2
PBCAE	10	9	20
Non-interest expense	128	54	244
Net income	34	7	75
Impact on EPS
Basic	$.02	$–	$.05
Diluted	.02	–	.05

The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended			For the six months ended
(Average foreign currency equivalent of C$1.00) (1)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
U.S. dollar	$0.806	$0.839	$0.907	$0.822	$0.916
British pound	0.530	0.544	0.541	0.537	0.551
Euro	0.729	0.704	0.656	0.716	0.668

(1)	Average amounts are calculated using month-end spot rates for the period.

Total revenue

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Interest income	$5,557	$5,702	$5,420	$11,259	$10,870
Interest expense	2,000	2,071	1,971	4,071	3,961
Net interest income	$3,557	$3,631	$3,449	$7,188	$6,909
Net interest margin (on average earning assets) (1)	1.71%	1.74%	1.88%	1.72%	1.87%
Investments (2)	$2,020	$1,987	$1,794	$4,007	$3,582
Insurance (2)	806	1,892	1,125	2,698	2,407
Trading	359	340	300	699	610
Banking (2)	1,195	995	991	2,190	1,985
Underwriting and other advisory	559	445	428	1,004	829
Other (2)	334	354	189	688	414
Non-interest income	$5,273	$6,013	$4,827	$11,286	$9,827
Total revenue	$8,830	$9,644	$8,276	$18,474	$16,736
Additional information
Total trading revenue
Net interest income	$595	$540	$498	$1,135	$927
Non-interest income	359	340	300	699	610
Total trading revenue	$954	$880	$798	$1,834	$1,537
(1)	Net interest margin (on average earning assets) is calculated as net interest income divided by average earning assets.
(2)	Refer to the Financial Performance section of our 2014 Annual Report for the definition of these categories.

Q2 2015 vs. Q2 2014

Total revenue increased $554 million or 7% from last year. Excluding the gain related to the release of CTA as noted above, total revenue increased $446 million or 5%, including the impact of foreign exchange translation this quarter which increased total revenue by $203 million.

Net interest income increased $108 million or 3%, mainly due to solid volume growth across most businesses in Canadian Banking, higher trading-related net interest income, and the impact of foreign exchange translation. These factors were partially offset by lower spreads.

Net interest margin was down 17 bps compared to last year, largely due to lower net interest margin in Personal & Commercial Banking reflecting the low interest rate environment, a cumulative accounting adjustment in the current quarter, lower fair value amortization related to our Ally Canada legacy loan portfolio, and the change in the fourth quarter of 2014 in recording of certain loan fees. Competitive pressures on our corporate loan book in Capital Markets also contributed to the decrease.

8        Royal Bank of Canada        Second Quarter 2015

Investments revenue increased $226 million or 13%, mainly due to growth in average fee-based client assets resulting from strong net sales and capital appreciation in Wealth Management, and increased fee-based revenue primarily attributable to higher mutual fund distribution fees in Canadian Banking.

Insurance revenue decreased $319 million or 28%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, and to a reduction in revenue related to our retrocession contracts, both of which were largely offset in PBCAE. These factors were partially offset by business growth in Canadian Insurance.

Trading revenue in Non-interest income increased $59 million or 20%. Total trading revenue of $954 million, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was up $156 million or 20%, mainly reflecting strong growth in equities, fixed income and commodities and improved market conditions, and the impact of foreign exchange translation. These factors were partially offset by the exit of certain proprietary trading strategies in the fourth quarter of 2014 to comply with the Volcker Rule.

Banking revenue increased $204 million or 21%, mainly due to strong growth in loan syndication activity, higher foreign exchange revenue reflecting increased transaction volumes, and higher credit card loan balances and transaction volumes.

Underwriting and other advisory revenue increased $131 million or 31%, primarily due to strong growth in debt and equity origination primarily in the U.S. and Canada and the impact of foreign exchange translation, partially offset by lower M&A activity in Canada.

Other revenue increased $145 million or 77%, mainly due to a gain of $108 million (before- and after-tax) through the release of CTA that was previously booked in OCE as noted above.

Q2 2015 vs. Q1 2015

Total revenue decreased $814 million or 8% from the prior quarter. Excluding a specified item this quarter as noted above, total revenue decreased $922 million or 10%, primarily due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and the impact of seasonal factors, including fewer days in the quarter in our banking businesses. These factors were partially offset by strong growth in equity and debt origination, higher fixed income trading revenue due to favourable market conditions, and growth in average fee-based client assets in Wealth Management. The impact of foreign exchange translation increased total revenue by $75 million.

Q2 2015 vs. Q2 2014 (Six months ended)

Total revenue increased $1,738 million or 10%. Excluding a specified item this quarter as noted above, total revenue increased $1,630 million or 10%, primarily due to the impact of foreign exchange translation of $399 million, and the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Strong fee-based revenue growth primarily attributable to higher mutual funds distribution fees and cards service revenue, and solid volume growth, both in Canadian Banking, higher trading revenue reflecting increased client activity and improved market conditions, higher origination reflecting increased issuance activity mainly in the U.S., and growth in average fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by a reduction of revenue related to our retrocession contracts, which was largely offset in PBCAE.

Revenue excluding the specified item noted above is a non-GAAP measure. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Provision for credit losses

Q2 2015 vs. Q2 2014

Total PCL increased $38 million or 16% from a year ago, mainly due to higher provisions in Wealth Management.

Q2 2015 vs. Q1 2015

Total PCL increased $12 million or 4% from the prior quarter, mainly due to higher provisions in Wealth Management and Capital Markets, partially offset by lower provisions in Canadian Banking.

Q2 2015 vs. Q2 2014 (Six months ended)

Total PCL increased $16 million or 3% from the prior year, mainly due to higher provisions in Wealth Management and Capital Markets, partially offset by lower provisions in Canadian Banking.

For further details on PCL, refer to the Credit quality performance section.

Insurance policyholder benefits, claims and acquisition expense

Q2 2015 vs. Q2 2014

PBCAE decreased $337 million or 41% from a year ago, mainly due to the change in fair value of investments backing our policyholder liabilities and a reduction of PBCAE related to our retrocession contracts, which were largely offset in revenue. These factors were partially offset by business growth in Canadian Insurance.

Q2 2015 vs. Q1 2015

PBCAE decreased $1,029 million or 68% from the prior quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue.

Q2 2015 vs. Q2 2014 (Six months ended)

PBCAE increased $203 million or 11% from the prior year, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. This factor was partially offset by a reduction of PBCAE related to our retrocession contracts, which was largely offset in revenue.

Royal Bank of Canada        Second Quarter 2015        9

Non-interest expense

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Salaries	$1,273	$1,267	$1,185	$2,540	$2,385
Variable compensation	1,264	1,181	1,104	2,445	2,212
Benefits and retention compensation	421	432	396	853	827
Share-based compensation	38	135	49	173	160
Human resources	$2,996	$3,015	$2,734	$6,011	$5,584
Equipment	311	297	288	608	572
Occupancy	356	335	331	691	647
Communications	224	198	211	422	381
Professional fees	204	198	162	402	322
Amortization of other intangibles	178	174	163	352	319
Other	467	403	443	870	894
Non-interest expense	$4,736	$4,620	$4,332	$9,356	$8,719
Efficiency ratio (1)	53.6%	47.9%	52.3%	50.6%	52.1%
(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue.

Q2 2015 vs. Q2 2014

Non-interest expense increased $404 million or 9%, primarily due to higher variable compensation on improved results in Capital Markets and higher revenue in Wealth Management, higher costs to support business growth, and the impact of foreign exchange translation of $128 million. Restructuring costs of $29 million ($22 million after-tax) related to our U.S. and International Wealth Management businesses, and a loss of $23 million (before- and after-tax) related to the previously announced sale of RBC Suriname also contributed to the increase. These factors were partially offset by lower litigation provisions in Capital Markets.

Our efficiency ratio of 53.6% increased 130 bps from 52.3% last year. Excluding the gain related to the release of CTA which favourably impacted revenue this quarter, our efficiency ratio of 54.3%, increased 200 bps from last year, mainly due to the change in fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE.

Q2 2015 vs. Q1 2015

Non-interest expense increased $116 million or 3%, primarily due to higher variable compensation on improved results in Capital Markets, the impact of foreign exchange translation of $54 million, higher costs to support business growth, and the loss related to the announced sale of RBC Suriname as noted above. These factors were partially offset by the impact of seasonal factors, including fewer days in the current quarter.

Our efficiency ratio of 53.6% increased 570 bps from 47.9% last quarter. Excluding the specified item this quarter noted above, our efficiency ratio increased 640 bps from last quarter, mainly due to the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Q2 2015 vs. Q2 2014 (Six months ended)

Non-interest expense increased $637 million or 7%. Excluding the prior year specified items noted above, non-interest expense increased $737 million or 9%, mainly due to higher costs to support business growth, higher variable compensation on improved results in Capital Markets and higher revenue in Wealth Management, and the impact of foreign exchange translation of $244 million.

Our efficiency ratio of 50.6% decreased 150 bps from 52.1% last year. Excluding the specified items in both the current and prior years noted above, our efficiency ratio of 50.9%, decreased 60 bps from last year, mainly due to continuing benefits from our efficiency management activities.

Non-interest expense and the efficiency ratio excluding the specified items noted above, are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Income taxes

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Income taxes	$817	$776	$669	$1,593	$1,376
Net income before income taxes	$3,319	$3,232	$2,870	$6,551	$5,669
Canadian statutory income tax rate (1)	26.3%	26.3%	26.3%	26.3%	26.3%
Lower average tax rate applicable to subsidiaries	(0.3)%	(1.5)%	(2.2)%	(0.9)%	(2.3)%
Tax-exempt income from securities	(2.7)%	(2.7)%	(3.3)%	(2.7)%	(3.0)%
Tax rate change	0.6%	0.0%	0.1%	0.3%	0.1%
Other	0.7%	1.9%	2.4%	1.3%	3.2%
Effective income tax rate (2)	24.6%	24.0%	23.3%	24.3%	24.3%
(1)	Blended Federal and Provincial statutory income tax rate.
(2)	Total income taxes as a percentage of net income before income taxes.

10        Royal Bank of Canada        Second Quarter 2015

Q2 2015 vs. Q2 2014

Income tax expense increased $148 million or 22% from last year, mainly due to higher earnings before income tax. The effective income tax rate of 24.6% increased 130 bps due to higher earnings from higher tax rate jurisdictions, lower tax exempt income, and the impact of a change in tax rates in the U.S. These factors were partially offset by a gain of $108 million related to the release of CTA, which is not taxable.

Q2 2015 vs. Q1 2015

Income tax expense increased $41 million or 5% from last quarter, mainly due to higher earnings before income tax. The effective income tax rate increased 60 bps from 24.0% in the last quarter, mainly due to higher earnings from higher tax rate jurisdictions, and the impact of a change in tax rates in the U.S., partially offset by the gain related to the release of CTA, which is not taxable.

Q2 2015 vs. Q2 2014 (Six months ended)

Income tax expense increased $217 million or 16%, mainly due to higher earnings before income tax. The effective income tax rate of 24.3% was consistent with the prior year, as the current year’s higher earnings from higher tax rate jurisdictions were offset by the gain related to the release of CTA, which is not taxable. The prior year loss related to the sale of RBC Jamaica increased last year’s effective income tax rate.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid and remain unchanged from October 31, 2014. For further details, refer to the How we measure and report our business segments section of our 2014 Annual Report.

Key performance and non-GAAP measures

Performance measures

Return on common equity (ROE)

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2014 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three months ended

	April 30 2015							January 31 2015	April 30 2014
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$1,180	$265	$122	$156	$610	$93	$2,426	$2,394	$2,123
Total average common equity (1), (2)	16,300	5,950	1,500	2,650	16,750	8,350	51,500	49,250	45,550
ROE (3)	29.7%	18.3%	33.0%	24.2%	14.9%	n.m.	19.3%	19.3%	19.1%

	For the six months ended
	April 30 2015							April 30 2014
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$2,422	$491	$306	$296	$1,191	$114	$4,820	$4,128
Total average common equity (1), (2)	16,150	5,850	1,550	2,500	16,300	8,000	50,350	44,750
ROE (3)	30.3%	16.9%	39.7%	24.0%	14.8%	n.m.	19.3%	18.6%
(1)	Average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Royal Bank of Canada        Second Quarter 2015        11

Non-GAAP measures

We believe that certain non-GAAP measures described below are more reflective of our ongoing operating results, and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three and six months ended April 30, 2015 with the corresponding periods in the prior year and the three months ended January 31, 2015 as well as, in the case of economic profit, measure relative contribution to shareholder value. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures we use in evaluating our operating results.

Economic profit

Economic profit is net income excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions to shareholder value.

The capital charge includes a charge for common equity and preferred shares. In 2014, we revised our cost of equity to 9.0% from 8.5% in 2013, largely as a result of higher long-term interest rates.

The following table provides a summary of our Economic profit:

	For the three months ended
	April 30 2015							January 31 2015	April 30 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total	Total
Net income	$1,200	$271	$123	$159	$625	$124	$2,502	$2,456	$2,201
add: Non-controlling interests	(5)	(1)	–	(1)	–	(22)	(29)	(22)	(26)
After-tax effect of amortization of other intangibles	8	18	–	6	–	(2)	30	30	31
Intangibles writedown	–	4	–	–	–	–	4	–	–
Adjusted net income	$1,203	$292	$123	$164	$625	$100	$2,507	$2,464	$2,206
less: Capital charge	372	136	34	60	383	191	1,176	1,157	1,052
Economic profit (loss)	$831	$156	$89	$104	$242	$(91)	$1,331	$1,307	$1,154

	For the six months ended
	April 30 2015							April 30 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income	$2,455	$501	$308	$301	$1,219	$174	$4,958	$4,293
add: Non-controlling interests	(5)	–	–	(1)	–	(45)	(51)	(51)
After-tax effect of amortization of other intangibles	15	35	–	11	–	(1)	60	64
Intangibles writedown	–	4	–	–	–	–	4	–
Adjusted net income	$2,465	$540	$308	$311	$1,219	$128	$4,971	$4,306
less: Capital charge	748	272	72	115	754	372	2,333	2,113
Economic profit (loss)	$1,717	$268	$236	$196	$465	$(244)	$2,638	$2,193

Results excluding specified items

Our results were impacted by the following specified items:

•	For the three months ended April 30, 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE), which was recorded in Corporate Support; and
•	For the six months ended April 30, 2014, a loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both recorded in the first quarter of 2014 in our Personal & Commercial Banking segment.

12        Royal Bank of Canada        Second Quarter 2015

The following tables provide calculations of our consolidated and segment results and measures excluding these specified items for the three and six months ended April 30, 2015 and for the six months ended April 30, 2014:

Consolidated
	For the three months ended (1)
	April 30 2015
		Item excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Release of CTA	Adjusted
Total revenue	$8,830	$(108)	$8,722
PCL	282	–	282
PBCAE	493	–	493
Non-interest expense	4,736	–	4,736
Net income before income taxes	$3,319	$(108)	$3,211
Income taxes	817	–	817
Net income	$2,502	$(108)	$2,394
Net income available to common shareholders	$2,426	$(108)	$2,318
Average number of common shares (thousands)	1,442,078		$1,442,078
Basic earnings per share (in dollars)	$1.68	$(0.07)	$1.61
Average number of diluted common shares (thousands)	1,448,651		1,448,651
Diluted earnings per share (in dollars)	$1.68	$(0.07)	$1.61
Average common equity	$51,500		$51,500
ROE (2)	19.3%		18.5%
Efficiency ratio	53.6%		54.3%
Effective tax rate	24.6%		25.4%

	For the six months ended (1)
	April 30 2015			April 30 2014
		Item excluded			Items excluded
(Millions of Canadian dollars, except per share and percentage amounts)	As reported	Release of CTA	Adjusted	As reported	Loss related to the sale of RBC Jamaica	Provision for post-employment benefits and restructuring charges	Adjusted
Total revenue	$18,474	$(108)	$18,366	$16,736	$–	$–	$16,736
PCL	552	–	552	536	–	–	536
PBCAE	2,015	–	2,015	1,812	–	–	1,812
Non-interest expense	9,356	–	9,356	8,719	(60)	(40)	8,619
Net income before income taxes	$6,551	$(108)	$6,443	$5,669	$60	$40	$5,769
Income taxes	1,593	–	1,593	1,376	–	8	1,384
Net income	$4,958	$(108)	$4,850	$4,293	$60	$32	$4,385
Net income available to common shareholders	$4,820	$(108)	$4,712	$4,128	$60	$32	$4,220
Average number of common shares (thousands)	1,442,339		$1,442,339	1,442,769			1,442,769
Basic earnings per share (in dollars)	$3.34	$(0.07)	$3.27	$2.86	$0.04	$0.02	$2.92
Average number of diluted common shares (thousands)	1,449,037		1,449,037	1,454,579			1,454,579
Diluted earnings per share (in dollars)	$3.33	$(0.07)	$3.26	$2.85	$0.04	$0.02	$2.91
Average common equity	$50,350		$50,350	$44,750			$44,750
ROE (2)	19.3%		18.9%	18.6%			19.0%
Efficiency ratio	50.6%		50.9%	52.1%			51.5%
Effective tax rate	24.3%		24.7%	24.3%			24.0%
(1)	There were no specified items for the three months ended January 31, 2015 or April 30, 2014.
(2)	ROE is based on actual balances of average common equity before rounding.

Royal Bank of Canada        Second Quarter 2015        13

Personal & Commercial Banking
	For the six months ended (1)
	April 30 2014
			Items excluded
(Millions of Canadian dollars, except percentage amounts)	As reported		Loss related to the sale of RBC Jamaica	Provision for post-employment benefits and restructuring charges	Adjusted
Total revenue	$6,717		$–	$–	$6,717
PCL	505		–	–	505
Non-interest expense	3,245		(60)	(40)	3,145
Net income before taxes	2,967		60	40	3,067
Net income	$2,186		$60	$32	$2,278
Selected balances and other information
Non-interest expense	$3,245		$(60)	$(40)	$3,145
Total revenue	6,717				6,717
Efficiency ratio	48.3%				46.8%
Revenue growth rate	6.0%				6.0%
Non-interest expense growth rate	8.9%				5.6%
Operating leverage	(2.9%	)			0.4%

(1)	There were no specified items recorded in Personal & Commercial Banking for the three months ended April 30, 2015, January 31, 2015 or April 30, 2014.

14        Royal Bank of Canada        Second Quarter 2015

Personal & Commercial Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net interest income	$2,399	$2,493	$2,378	$4,892	$4,821
Non-interest income	1,073	1,073	928	2,146	1,896
Total revenue	3,472	3,566	3,306	7,038	6,717
PCL	235	252	231	487	505
Non-interest expense	1,618	1,628	1,572	3,246	3,245
Net income before income taxes	1,619	1,686	1,503	3,305	2,967
Net income	$1,200	$1,255	$1,115	$2,455	$2,186
Revenue by business
Canadian Banking	$3,244	$3,336	$3,093	$6,580	$6,271
Caribbean & U.S. Banking	228	230	213	458	446
Selected balances and other information
ROE	29.7%	30.8%	30.5%	30.3%	29.1%
NIM (1)	2.70%	2.73%	2.80%	2.71%	2.80%
Efficiency ratio (2)	46.6%	45.7%	47.5%	46.1%	48.3%
Efficiency ratio adjusted (2), (3)	n.a.	n.a.	n.a.	n.a.	46.8%
Operating leverage	2.1%	7.2%	0.7%	4.7%	(2.9)%
Operating leverage adjusted (3), (4)	n.a.	1.0%	n.a.	1.6%	0.4%
Effective income tax rate	25.9%	25.6%	25.8%	25.7%	26.3%
Average total earning assets (5)	$365,100	$362,300	$347,800	$363,700	$347,500
Average loans and acceptances (5), (6)	363,800	361,500	347,700	362,600	347,000
Average deposits	294,400	293,700	275,800	294,100	275,500
AUA (7)	226,700	221,400	207,400	226,700	207,400
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.28%	0.27%	0.27%	0.29%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Measures have been adjusted by excluding the Q1 2014 loss related to the sale of RBC Jamaica and the provision related to post-employment benefits and restructuring charges in the Caribbean, and are non-GAAP measures. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Non-interest expense in Q1 2014 was adjusted by excluding the loss of $60 million related to the sale of RBC Jamaica and the provision of $40 million related to post-employment benefits and restructuring charges in the Caribbean. These adjustments resulted in an adjusted non-interest expense for Q1 2014 of $1,573 million, and an adjusted non-interest expense growth rate for Q1 2015 of 3.5%. Revenue growth rate for Q1 2015 was 4.5%.
(5)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2015 of $56.7 billion and $7.9 billion, respectively (January 31, 2015 – $56.1 billion and $7.6 billion; April 30, 2014 – $51.8 billion and $8.3 billion).
(6)	Amounts have been revised from those previously presented.
(7)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2015 of $22.5 billion and $7.9 billion, respectively (January 31, 2015 – $23.2 billion and $7.6 billion; April 30, 2014 – $23.9 billion and $8.3 billion).
n.a.	not applicable

Q2 2015 vs. Q2 2014

Net income increased $85 million or 8% compared to last year, due to strong fee-based revenue growth and solid volume growth across most businesses in Canada, and higher earnings in the Caribbean, partly offset by a loss of $23 million (before- and after-tax) related to the previously announced sale of RBC Suriname, and lower spreads.

Total revenue increased $166 million or 5%.

Canadian Banking revenue increased $151 million or 5%, reflecting strong fee-based revenue growth primarily attributable to higher cards service revenue and mutual fund distribution fees, and solid volume growth across most businesses, partially offset by lower spreads.

Caribbean & U.S. Banking revenue increased $15 million or 7% compared to last year, mainly due to the impact of foreign exchange translation and the implementation of full-service pricing across the region. The prior year included revenue from RBC Jamaica, which was sold on June 27, 2014.

Net interest margin decreased 10 bps mainly due to the low interest rate environment, a cumulative accounting adjustment in the current quarter, and lower fair value amortization related to our Ally Canada legacy loan portfolio. The change in the fourth quarter of 2014 in recording of certain loan fees in our business portfolio from Net interest income to Non-interest income, which reduced net interest margin by 3 bps, also contributed to the decrease.

PCL increased $4 million, while the PCL ratio decreased 1 bp. For further details, refer to the Credit quality performance section.

Non-interest expense increased $46 million or 3% mainly due to higher infrastructure costs to support business growth, the loss related to the previously announced sale of RBC Suriname, and the impact of foreign exchange translation. These factors were partially offset by continuing benefits from our efficiency management activities. The prior year included expenses related to RBC Jamaica.

Royal Bank of Canada        Second Quarter 2015        15

Q2 2015 vs. Q1 2015

Net income decreased $55 million or 4% from last quarter, reflecting the impact of seasonal factors, including fewer days in the quarter. The loss related to the previously announced sale of RBC Suriname noted above also contributed to the decrease in earnings. These factors were partially offset by lower PCL.

Net interest margin decreased 3 bps largely due to a cumulative accounting adjustment, and lower fair value amortization related to our Ally Canada legacy loan portfolio.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income increased $269 million or 12%. Excluding the loss last year of $60 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, net income increased $177 million or 8%, largely due to strong fee-based revenue growth and solid volume growth across most businesses in Canada, as well as higher earnings in the Caribbean, partly offset by the loss related to the previously announced sale of RBC Suriname.

Total revenue increased $321 million or 5% reflecting strong fee-based revenue growth primarily attributable to higher mutual funds distribution fees and cards service revenue, and solid volume growth across most of our businesses in Canada. The impact of foreign exchange translation and the implementation of full-service pricing in the Caribbean also contributed to the increase. These factors were partly offset by lower spreads. The prior year included revenue from RBC Jamaica.

PCL decreased $18 million, with the PCL ratio decreasing 2 bps, mostly due to lower provisions in our Canadian portfolios.

Non-interest expense was flat compared to last year. Excluding the prior year specified items noted above, non-interest expense was up $101 million or 3%, mostly due to higher infrastructure, marketing and staff costs to support business growth. The loss related to the previously announced sale of RBC Suriname as noted above and the impact of foreign exchange translation also contributed to the increase. These factors were partially offset by continuing benefits from our efficiency management activities. The prior year included expenses related to RBC Jamaica.

Results excluding the specified items noted above are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Canadian Banking

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net interest income	$2,248	$2,341	$2,236	$4,589	$4,532
Non-interest income	996	995	857	1,991	1,739
Total revenue	3,244	3,336	3,093	6,580	6,271
PCL	212	234	204	446	462
Non-interest expense	1,426	1,460	1,392	2,886	2,782
Net income before income taxes	1,606	1,642	1,497	3,248	3,027
Net income	$1,191	$1,220	$1,110	$2,411	$2,247
Revenue by business
Personal Financial Services	$1,843	$1,886	$1,780	$3,729	$3,585
Business Financial Services	745	792	737	1,537	1,495
Cards and Payment Solutions	656	658	576	1,314	1,191
Selected balances and other information
ROE	37.1%	36.9%	37.7%	37.0%	37.2%
NIM (1)	2.64%	2.68%	2.74%	2.66%	2.73%
Efficiency ratio (2)	44.0%	43.8%	45.0%	43.9%	44.4%
Operating leverage	2.4%	0.0%	0.9%	1.2%	0.7%
Effective income tax rate	25.8%	25.7%	25.9%	25.8%	25.8%
Average total earning assets (3)	$349,000	$347,000	$334,900	$348,000	$334,500
Average loans and acceptances (3), (4)	354,700	352,900	340,200	353,800	339,400
Average deposits	277,000	277,000	260,600	277,000	260,200
AUA (5)	216,900	211,100	198,400	216,900	198,400
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.26%	0.25%	0.25%	0.27%
(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended April 30, 2015 of $56.7 billion and $7.9 billion, respectively (January 31, 2015 – $56.1 billion and $7.6 billion; April 30, 2014 – $51.8 billion and $8.3 billion).
(4)	Amounts have been revised from those previously presented.
(5)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at April 30, 2015 of $22.5 billion and $7.9 billion respectively (January 31, 2015 – $23.2 billion and $7.6 billion; April 30, 2014 – $23.9 billion and $8.3 billion).

Q2 2015 vs. Q2 2014

Net income increased $81 million or 7% compared to last year, reflecting strong fee-based revenue growth and solid volume growth across most businesses, partly offset by lower spreads.

Total revenue increased $151 million or 5% from last year.

Personal Financial Services revenue increased $63 million or 4%, due to increased fee-based revenue primarily attributable to higher mutual fund distribution fees, and volume growth in residential mortgages and personal deposits.

16        Royal Bank of Canada        Second Quarter 2015

Business Financial Services revenue increased $8 million or 1%, as solid volume growth in business deposits and loans was largely offset by lower spreads.

Cards and Payment Solutions revenue increased $80 million or 14%, mainly due to higher loan balances and transaction volumes.

Net interest margin decreased 10 bps compared to last year largely due to the low interest rate environment, a cumulative accounting adjustment in the current quarter, and lower fair value amortization related to our Ally Canada legacy loan portfolio. The change in the fourth quarter of 2014 in recording of certain loan fees, which reduced net interest margin by 3 bps, also contributed to the decrease.

PCL increased $8 million and the PCL ratio remained flat mainly due to higher provisions in our personal lending portfolio and higher write-offs in our credit cards portfolio, partially offset by lower provisions in our commercial lending portfolio.

Non-interest expense increased $34 million or 2%, due to higher infrastructure costs to support business growth, partly offset by continuing benefits from our efficiency management activities.

Q2 2015 vs. Q1 2015

Net income decreased $29 million or 2% from last quarter, mainly due to the impact of seasonal factors, including fewer days in the quarter, partially offset by lower PCL.

Net interest margin decreased 4 bps, primarily due to a cumulative accounting adjustment, lower fair value amortization related to our Ally Canada legacy loan portfolio, and the low interest rate environment.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income increased $164 million or 7% due to strong fee-based revenue growth and solid volume growth across most businesses.

Total revenue increased $309 million or 5% reflecting strong fee-based revenue growth primarily attributable to higher mutual fund distribution fees and cards services revenue, as well as solid volume growth across most businesses.

PCL decreased $16 million, with the PCL ratio decreasing 2 bps, mostly due to lower provisions in our commercial and personal lending portfolios, partially offset by higher provisions in our credit cards portfolio.

Non-interest expense increased $104 million or 4% mainly due to higher infrastructure, marketing and staff costs to support business growth.

Royal Bank of Canada        Second Quarter 2015        17

Wealth Management

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net interest income	$122	$124	$118	$246	$229
Non-interest income
Fee-based revenue	1,166	1,145	997	2,311	2,014
Transactional and other revenue	460	397	439	857	846
Total revenue	1,748	1,666	1,554	3,414	3,089
PCL	32	13	–	45	19
Non-interest expense	1,340	1,333	1,173	2,673	2,364
Net income before income taxes	376	320	381	696	706
Net income	$271	$230	$278	$501	$513
Revenue by business
Canadian Wealth Management	$564	$539	$528	$1,103	$1,048
U.S. & International Wealth Management	729	665	609	1,394	1,191
U.S. & International Wealth Management (US$ millions)	591	557	553	1,148	1,092
Global Asset Management (1)	455	462	417	917	850
Selected balances and other information
ROE	18.3%	15.5%	20.2%	16.9%	18.4%
Pre-tax margin (2)	21.5%	19.2%	24.5%	20.4%	22.9%
Number of advisors (3)	4,119	4,237	4,287	4,119	4,287
Average loans and acceptances	$17,900	$17,800	$15,700	$17,900	$15,100
Average deposits	40,600	39,700	36,200	40,100	35,500
AUA –total (4)	747,500	767,900	690,800	747,500	690,800
– U.S. & International Wealth Management (4)	459,400	488,300	417,900	459,400	417,900
– U.S. & International Wealth Management (US$ millions) (4)	381,500	384,200	381,300	381,500	381,300
AUM (4)	481,100	480,500	426,300	481,100	426,300
Average AUA (5)	767,000	743,300	690,300	755,000	676,700
Average AUM (5)	485,700	466,100	423,200	475,700	412,700

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)	For the three months ended		For the six months ended
	Q2 2015 vs. Q2 2014	Q2 2015 vs. Q1 2015	Q2 2015 vs. Q2 2014
Increase (decrease):
Total revenue	$63	$23	$114
Non-interest expense	51	22	100
Net income	5	1	5
Percentage change in average US$ equivalent of C$1.00	(11)%	(4)%	(10)%
Percentage change in average British pound equivalent of C$1.00	(2)%	(3)%	(3)%
Percentage change in average Euro equivalent of C$1.00	11%	4%	7%

(1)	Effective the first quarter of 2014, BlueBay results are no longer reported on a one-month lag. As a result, the first quarter of 2014 included four months of results from BlueBay.
(2)	Pre-tax margin is defined as net income before income taxes divided by Total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.
(4)	Represents year-end spot balances.
(5)	Average AUA and AUM for the first quarter of 2015 have been revised from those previously presented.

Q2 2015 vs. Q2 2014

Net income of $271 million decreased $7 million or 3% from a year ago, as higher earnings from growth in average fee-based client assets was more than offset by restructuring costs of $29 million ($22 million after-tax) related to our U.S. and International Wealth Management businesses and higher PCL.

Total revenue increased $194 million or 12%, including the impact of foreign exchange translation of $63 million.

Canadian Wealth Management revenue increased $36 million or 7%, mainly due to growth in average fee-based client assets resulting from strong net sales and capital appreciation, partially offset by lower transaction volumes.

U.S. & International Wealth Management revenue increased $120 million or 20%. In U.S. dollars, revenue increased $38 million or 7%, mainly due to growth in average fee-based client assets resulting from capital appreciation and net sales, and the change in fair value of our U.S. share-based compensation plan.

Global Asset Management revenue increased $38 million or 9%, mainly due to growth in average fee-based client assets resulting from capital appreciation and strong net sales.

PCL increased $32 million mainly due to a provision on a single account related to our U.S. & International Wealth Management business.

Non-interest expense increased $167 million or 14%, mainly due to the impact of foreign exchange translation of $51 million, higher variable compensation driven by higher revenue, higher infrastructure costs to support business growth in Canadian Wealth Management and Global Asset Management, and restructuring costs as noted above.

18        Royal Bank of Canada        Second Quarter 2015

Q2 2015 vs. Q1 2015

Net income increased $41 million or 18%, mainly due to higher earnings from growth in average fee-based client assets and the change in fair value of our U.S. share-based compensation plan. These factors were partially offset by higher PCL. In addition, last quarter results included semi-annual performance fees.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income of $501 million decreased $12 million or 2%, as higher earnings from growth in average fee-based client assets was more than offset by restructuring costs of $71 million ($49 million after-tax) in the current year, and higher PCL.

Total revenue increased $325 million or 11%, mainly due to growth in average fee-based client assets resulting from capital appreciation and net sales, and the impact of foreign exchange translation.

PCL increased $26 million mainly due to provisions on a couple of accounts related to our U.S. & International Wealth Management business.

Non-interest expense increased $309 million or 13%, mainly due to the impact of foreign exchange translation, higher staff costs and infrastructure investments to support business growth in Canadian Wealth Management and Global Asset Management, restructuring costs in our U.S. and International Wealth Management businesses and higher variable compensation driven by higher revenue.

Insurance

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Non-interest income
Net earned premiums	$829	$902	$926	$1,731	$1,879
Investment income (1)	(164)	900	138	736	398
Fee income	141	90	61	231	130
Total revenue	806	1,892	1,125	2,698	2,407
Insurance policyholder benefits and claims (1)	446	1,448	728	1,894	1,612
Insurance policyholder acquisition expense	47	74	102	121	200
Non-interest expense	156	146	140	302	287
Net income before income taxes	157	224	155	381	308
Net income	$123	$185	$154	$308	$311
Revenue by business
Canadian Insurance	$337	$1,490	$624	$1,827	$1,394
International Insurance	469	402	501	871	1,013
Selected balances and other information
ROE	33.0%	46.0%	42.1%	39.7%	41.3%
Premiums and deposits (2)	$1,217	$1,238	$1,260	$2,455	2,536
Fair value changes on investments backing policyholder liabilities (1)	(300)	775	18	475	141

(1)	Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statement of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2015 vs. Q2 2014

Net income decreased $31 million or 20% from a year ago, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014.

Total revenue decreased $319 million or 28% as compared to the prior year.

Canadian Insurance revenue decreased $287 million or 46%, mainly due to the change in fair value of investments backing our policyholder liabilities resulting from the increase in long-term interest rates, largely offset in PBCAE. This factor was partially offset by business growth in life, home and auto insurance businesses.

International Insurance revenue decreased $32 million or 6%, mainly due to a reduction of revenue related to our retrocession contracts, largely offset in PBCAE. This factor was partially offset by the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, a favourable cumulative accounting adjustment and revenue from a new U.K. annuity contract.

PBCAE decreased $337 million or 41%, mainly due to the change in fair value of investments backing our policyholder liabilities and a reduction of PBCAE related to our retrocession contracts, which were largely offset in revenue. These factors were partially offset by business growth in Canadian Insurance.

Non-interest expense increased $16 million or 11%, mainly due to higher costs to support business growth.

Q2 2015 vs. Q1 2015

Net income decreased $62 million or 34% from the prior quarter mainly due to a lower impact this quarter from a new U.K. annuity contract as compared to two contracts last quarter and higher net claims costs in our life retrocession business.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income decreased $3 million or 1%, as higher earnings from new U.K. annuity contracts and favourable policyholder experience in Canadian Insurance were more than offset by a change in Canadian tax legislation as noted above.

Royal Bank of Canada        Second Quarter 2015        19

Total revenue increased $291 million or 12%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, and business growth in Canadian Insurance. These factors were partially offset by a reduction of revenue related to our retrocession contracts, which was largely offset in PBCAE.

PBCAE increased $203 million or 11%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in revenue. This factor was partially offset by a reduction of PBCAE related to our retrocession contracts, which was largely offset in revenue.

Non-interest expense increased $15 million or 5%, mainly due to higher costs to support business growth.

Investor & Treasury Services

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net interest income	$198	$196	$184	$394	$367
Non-interest income	330	310	292	640	561
Total revenue	528	506	476	1,034	928
Non-interest expense	312	315	325	627	635
Net income before income taxes	216	191	151	407	293
Net income	$159	$142	$112	$301	$218
Selected balances and other information
ROE	24.2%	23.7%	20.1%	24.0%	19.9%
Average deposits	$136,200	$128,300	$112,500	$132,200	$112,800
Client deposits	48,800	44,200	42,200	46,400	41,500
Wholesale funding deposits	87,400	84,100	70,300	85,800	71,300
AUA (1)	3,846,900	3,725,400	3,482,700	3,846,900	3,482,700
Average AUA	3,798,500	3,665,200	3,461,900	3,730,900	3,402,900

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)			For the three months ended		For the six months ended
			Q2 2015 vs. Q2 2014	Q2 2015 vs. Q1 2015	Q2 2015 vs. Q2 2014
Increase (decrease):
Total revenue			$(16)	$(4)	$(15)
Non-interest expense			(13)	(4)	(14)
Net income			(3)	(1)	(2)
Percentage change in average US$ equivalent of C$1.00			(11)%	(4)%	(10)%
Percentage change in average British pound equivalent of C$1.00			(2)%	(3)%	(3)%
Percentage change in average Euro equivalent of C$1.00			11%	4%	7%

(1)	Represents period-end spot balances.

Q2 2015 vs. Q2 2014

Net income increased $47 million or 42%, primarily due to strong growth in our foreign exchange businesses, higher funding and liquidity results, and higher earnings on growth in client deposits.

Total revenue increased $52 million or 11%, mainly related to higher foreign exchange transaction volumes and increased client activity reflecting favourable market conditions. Higher funding and liquidity revenue mainly due to increased volatility, and higher net interest income reflecting growth in client deposits also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Non-interest expense decreased $13 million or 4%, mainly due to the impact of foreign exchange translation, and benefits from our efficiency management activities.

Q2 2015 vs. Q1 2015

Net income increased $17 million or 12%, primarily related to higher foreign exchange results reflecting increased client activity, higher funding and liquidity results driven by favourable market conditions, and higher net interest income reflecting growth in client deposits. These factors were partially offset by lower results in our foreign exchange forwards business as compared to strong levels last quarter.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income increased $83 million or 38%, driven by strong growth in our foreign exchange businesses, higher funding and liquidity results, and higher custodial fees.

Total revenue increased $106 million or 11%, mainly due to increased client activity and higher foreign exchange transaction volumes reflecting favourable market conditions including increased volatility. Higher funding and liquidity revenue, and higher custodial fees also contributed to the increase. These factors were partially offset by the impact of foreign exchange translation.

Non-interest expense decreased $8 million or 1%, largely due to the impact of foreign exchange translation.

20        Royal Bank of Canada        Second Quarter 2015

Capital Markets

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net interest income (1)	$940	$916	$848	$1,856	$1,609
Non-interest income	1,307	1,117	1,024	2,424	2,073
Total revenue (1)	2,247	2,033	1,872	4,280	3,682
PCL	15	5	13	20	11
Non-interest expense	1,280	1,157	1,111	2,437	2,176
Net income before income taxes	952	871	748	1,823	1,495
Net income	$625	$594	$507	$1,219	$1,012
Revenue by business (2)
Corporate and Investment Banking	$958	$886	$800	$1,844	$1,626
Global Markets	1,323	1,149	1,047	2,472	1,991
Other	(34)	(2)	25	(36)	65
Selected balances and other information
ROE	14.9%	14.6%	14.5%	14.8%	14.5%
Average total assets	$465,400	$478,000	$384,400	$471,800	$380,100
Average trading securities	118,800	118,300	106,100	118,500	103,300
Average loans and acceptances	77,700	73,900	63,800	75,800	62,200
Average deposits	60,000	55,100	46,600	57,500	44,900
PCL on impaired loans as a % of average net loans and acceptances	0.08%	0.03%	0.08%	0.05%	0.04%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts and as otherwise noted)			For the three months ended		For the six months ended
			Q2 2015 vs. Q2 2014	Q2 2015 vs. Q1 2015	Q2 2015 vs. Q2 2014
Increase (decrease):
Total revenue			$132	$44	$260
Non-interest expense			74	30	138
Net income			34	8	75
Percentage change in average US$ equivalent of C$1.00			(11)%	(4)%	(10)%
Percentage change in average British pound equivalent of C$1.00			(2)%	(3)%	(3)%
Percentage change in average Euro equivalent of C$1.00			11%	4%	7%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended April 30, 2015 was $115 million (January 31, 2015 – $109 million, April 30, 2014 – $122 million) and for the six months ended April 30, 2015 was $224 million (April 30, 2014 – $217 million). For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.
(2)	Effective the first quarter of 2015, we reclassified amounts from Global Markets to Other related to certain proprietary trading strategies which we exited in the fourth quarter of 2014 to comply with the Volcker Rule. Prior period amounts have been revised from those previously presented.

Q2 2015 vs. Q2 2014

Net income increased $118 million or 23%, driven by strong growth in our Corporate and Investment Banking and Global Markets businesses, reflecting our continued focus on origination and lending, and strong secondary trading revenue, all within improved market conditions. The impact of foreign exchange translation of $34 million also contributed to the increase. These factors were partially offset by higher costs to support business growth.

Total revenue increased $375 million or 20%, including the impact of foreign exchange translation of $132 million.

Corporate and Investment Banking revenue increased $158 million or 20%, largely due to strong growth in debt and equity origination primarily in the U.S. and Canada, and growth in loan syndication and lending as we increased our loan book mainly in the U.S. and Europe. These factors were partially offset by lower M&A activity in Canada.

Global Markets revenue increased $276 million or 26%, primarily due to higher trading revenue reflecting strong growth in equities, fixed income and commodities and improved market conditions. Higher debt and equity origination mainly in the U.S. and Canada also contributed to the increase.

Other revenue decreased $59 million, mainly due to the exit of certain proprietary trading strategies in the fourth quarter of 2014 to comply with the Volcker Rule.

PCL of $15 million increased $2 million from last year, primarily due to provisions taken on a couple of accounts. For further details, refer to the Credit quality performance section.

Non-interest expense increased $169 million or 15%, largely due to higher costs to support business growth including higher staff costs from increased variable compensation on improved results as well as higher staff levels, and the impact of foreign exchange translation of $74 million. These factors were partially offset by lower litigation provisions.

Q2 2015 vs. Q1 2015

Net income increased $31 million or 5%, primarily due to strong growth in equity and debt origination, and higher fixed income trading results due to favourable market conditions. Robust growth in loan syndication activity also contributed to the increase. These factors were partially offset by higher variable compensation on improved results, lower M&A activity mainly in Canada and the U.S. as well as lower equities trading results in the U.S. compared to the strong results last quarter, a higher effective tax rate, and higher litigation provisions.

Royal Bank of Canada        Second Quarter 2015        21

Q2 2015 vs. Q2 2014 (Six months ended)

Net income increased $207 million or 20%, driven by strong business growth, reflecting our continued focus on origination and lending, strong growth in equities trading and improved market conditions. The impact of foreign exchange translation of $75 million also contributed to the increase. These factors were partially offset by higher costs to support business growth.

Total revenue increased $598 million or 16%, mainly due to higher trading revenue reflecting increased client activity, and improved market conditions, partially offset by the exit of certain proprietary trading strategies in the fourth quarter of 2014 to comply with the Volcker Rule. The impact of foreign exchange translation of $260 million, higher origination reflecting increased issuance activity mainly in the U.S., strong growth in lending largely in Europe and the U.S., and higher M&A activity also contributed to the increase.

PCL of $20 million increased $9 million from the prior year, primarily due to provisions taken on a few accounts.

Non-interest expense increased $261 million or 12%, largely due to higher costs to support business growth including higher staff levels and trade execution costs, the impact of foreign exchange translation of $138 million, and higher variable compensation on improved results. These factors were partially offset by lower litigation provisions.

Corporate Support

	As at or for the three months ended			As at or for the six months ended
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net interest income (loss) (1)	$(102)	$(98)	$(79)	$(200)	$(117)
Non-interest income (loss)	131	79	22	210	30
Total revenue (1)	29	(19)	(57)	10	(87)
PCL	–	1	–	1	1
Non-interest expense	30	40	11	70	12
Net income (loss) before income taxes (1)	(1)	(60)	(68)	(61)	(100)
Income taxes (recoveries) (1)	(125)	(110)	(103)	(235)	(153)
Net income (2)	$124	$50	$35	$174	$53

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended April 30, 2015 was $22 million (January 31, 2015 – $23 million; April 30, 2014 – $23 million), and for the six months ended April 30, 2015 was $45 million (April 30, 2014 – $46 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three months ended April 30, 2015 was $115 million as compared to $109 million in the prior quarter and $122 million last year. For the six months ended April 30, 2015, the amount was $224 million as compared to $217 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2014 Annual Report.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each period.

Q2 2015

Net income was $124 million largely reflecting a gain of $108 million (before-and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE, and asset/liability management activities.

Q1 2015

Net income was $50 million largely reflecting a gain on sale of a real estate asset and asset/liability management activities.

Q2 2014

Net income was $35 million largely reflecting asset/liability management activities and gains on private equity investments.

Q2 2015 (Six months ended)

Net income was $174 million largely reflecting the gain of $108 million through the release of CTA as noted above, a gain on sale of a real estate asset and asset/liability management activities.

Q2 2014 (Six months ended)

Net income was $53 million largely reflecting asset/liability management activities and gains on private equity investments.

22        Royal Bank of Canada        Second Quarter 2015

Results by geographic segment (1)

For geographic reporting, our segments are grouped into the following: Canada, U.S., and Other International. Transactions are primarily recorded in the location that best reflects the risk due to negative changes in economic conditions and prospects for growth due to positive economic changes. The following table summarizes our financial results by geographic region.

	For the three months ended									For the six months ended
	April 30 2015			January 31 2015			April 30 2014			April 30 2015			April 30 2014
(Millions of Canadian dollars)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$5,305	$1,889	$1,636	$6,410	$1,703	$1,531	$5,109	$1,547	$1,620	$11,715	$3,592	$3,167	$10,466	$3,107	$3,163
Net income	$1,866	$355	$281	$1,811	$313	$332	$1,611	$282	$308	$3,677	$668	$613	$3,188	$622	$483

(1)	For further details, refer to Note 30 of our audited 2014 Annual Consolidated Financial Statements.

Q2 2015 vs. Q2 2014

Net income in Canada was up $255 million or 16% from the prior year, mainly due to strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking, and a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE, which was recorded in Corporate Support. Higher earnings from growth in average fee-based client assets resulting from strong net sales and capital appreciation in Wealth Management, and strong growth in equity and debt origination in Capital Markets also contributed to the increase. These factors were partially offset by lower M&A activity.

U.S. net income increased $73 million or 26% from the prior year, primarily due to strong growth in our Corporate and Investment Banking and Global Markets businesses, reflecting our continued focus on origination and lending, and improved market conditions, and the impact of foreign exchange translation. These factors were partially offset by restructuring costs in our U.S. and International Wealth Management businesses, and the exit of certain proprietary trading strategies in the fourth quarter of 2014 to comply with the Volcker Rule.

Other International net income was down $27 million from the prior year, largely due to a loss of $23 million (before- and after-tax) related to the previously announced sale of RBC Suriname. This factor was largely offset by strong growth in our foreign exchange businesses in Investor & Treasury Services.

Q2 2015 vs. Q1 2015

Net income in Canada was up $55 million or 3% from the prior quarter, mainly due to the gain recorded in Corporate Support through the release of CTA as noted above. Higher earnings from growth in average fee-based client assets in Wealth Management, and lower PCL in Canadian Banking also contributed to the increase. These factors were partially offset by the impact of seasonal factors, including fewer days in the quarter, and lower M&A activity.

U.S. net income increased $42 million or 13% from the prior quarter, primarily due to strong growth in debt and equity origination, and higher fixed income trading results due to favourable market conditions. These factors were partially offset by lower M&A activity, higher PCL, and higher litigation provisions in Capital Markets.

Other International net income was down $51 million from the prior quarter, largely due to a lower impact this quarter from a new U.K. annuity contract as compared to two contracts last quarter and higher net claims costs, both in Insurance, and the loss related to the previously announced sale of RBC Suriname as noted above. These factors were partially offset by higher lending in Capital Markets.

Q2 2015 vs. Q2 2014 (Six months ended)

Net income in Canada was up $489 million or 15% from the prior year, mainly due to strong fee-based revenue growth and solid volume growth across most businesses in Canadian Banking, growth in average fee-based client assets resulting from capital appreciation and net sales in Wealth Management, and higher trading revenue in Capital Markets reflecting strong growth in fixed income and improved market conditions. The gain recorded in Corporate Support through the release of CTA as noted above also contributed to the increase. These factors were partially offset by higher costs to support business growth.

U.S. net income was up $46 million or 7% from the prior year, primarily due to strong business growth in Capital Markets, reflecting our continued focus on origination and lending, and improved market conditions, and the impact of foreign exchange translation. These factors were partially offset by restructuring costs in our U.S. & International Wealth Management businesses, and higher costs to support business growth.

Other International net income was up $130 million or 27% from the prior year, largely due to strong growth in lending in Europe, higher trading results, and higher earnings from new U.K. annuity contracts in Insurance. These factors were partially offset by the loss related to the previously announced sale of RBC Suriname noted above. In addition, the prior year was unfavourably impacted by the loss of $60 million (before- and after-tax) related to the sale of RBC Jamaica and a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean both recorded in the first quarter of 2014.

Royal Bank of Canada        Second Quarter 2015        23

Quarterly results and trend analysis

Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other foreign currencies. The following table summarizes our results for the last eight quarters (the period):

Quarterly results (1)

	2015		2014				2013
(Millions of Canadian dollars, except per share and percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net interest income	$3,557	$3,631	$3,560	$3,647	$3,449	$3,460	$3,351	$3,392
Non-interest income	5,273	6,013	4,822	5,343	4,827	5,000	4,568	3,784
Total revenue	$8,830	$9,644	$8,382	$8,990	$8,276	$8,460	$7,919	$7,176
PCL	282	270	345	283	244	292	334	267
PBCAE	493	1,522	752	1,009	830	982	878	263
Non-interest expense	4,736	4,620	4,340	4,602	4,332	4,387	4,151	3,999
Net income before income taxes	$3,319	$3,232	$2,945	$3,096	$2,870	$2,799	$2,556	$2,647
Income taxes	817	776	612	718	669	707	455	362
Net income	$2,502	$2,456	$2,333	$2,378	$2,201	$2,092	$2,101	$2,285
EPS – basic	$1.68	$1.66	$1.57	$1.59	$1.47	$1.39	$1.40	$1.52
– diluted	1.68	1.65	1.57	1.59	1.47	1.38	1.39	1.51
Segments – net income (loss)
Personal & Commercial Banking	$1,200	$1,255	$1,151	$1,138	$1,115	$1,071	$1,070	$1,167
Wealth Management	271	230	285	285	278	235	202	233
Insurance	123	185	256	214	154	157	107	160
Investor & Treasury Services	159	142	113	110	112	106	91	104
Capital Markets	625	594	402	641	507	505	469	386
Corporate Support	124	50	126	(10)	35	18	162	235
Net income	$2,502	$2,456	$2,333	$2,378	$2,201	$2,092	$2,101	$2,285
Effective income tax rate	24.6%	24.0%	20.8%	23.2%	23.3%	25.3%	17.8%	13.7%
Period average US$ equivalent of C$1.00	$0.806	$0.839	$0.900	$0.925	$0.907	$0.926	$0.960	$0.963

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Specified items affecting our consolidated results

•	In the second quarter of 2015, our results included a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE.
•	In the third quarter of 2014, our results included a loss of $40 million (before- and after-tax) which includes foreign currency translation related to the closing of the sale of RBC Jamaica.
•	In the first quarter of 2014, our results included a loss of $60 million (before- and after-tax) related to the announced sale of RBC Jamaica, as well as a provision of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean.
•	In the fourth quarter of 2013, our results included a charge of $160 million ($118 million after-tax) as a result of tax legislation in Canada, which affects the policyholders’ tax treatment of certain individual life insurance policies, as well as net favourable income tax adjustments including a $124 million income tax adjustment related to prior years.
•	In the third quarter of 2013, our results included net favourable income tax adjustments including a $90 million income tax adjustment related to 2012.

Trend analysis

The Canadian and U.S. economies have generally improved over the period, reflecting solid consumer spending, stronger labour markets and firm housing market activity. Since the third quarter of 2014, growth in Canada has moderated due to the sharp decline in global oil prices, although oil prices did show a modest recovery in the second quarter of 2015. Global equity indices experienced volatility throughout the period resulting from geopolitical uncertainty, the possibility of Euro area recession, and the lower global oil prices. For further details, refer to the Economic and market review and outlook section.

Earnings have generally trended upwards since the second quarter of 2014, driven by solid volume growth and higher fee-based revenue growth in our Canadian Banking businesses and higher earnings from growth in average-fee based client assets reflecting capital appreciation and strong net sales in Wealth Management. Capital Markets results have generally trended upwards since the third quarter of 2013, and were negatively impacted in the fourth quarter of 2014 by the exit of certain proprietary trading strategies to comply with the Volcker Rule and the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives. Results in our Insurance segment have fluctuated over the period, as the fourth quarter of 2013 was impacted by an unfavourable charge resulting from tax legislation in Canada as noted above, and the first two quarters of 2015 were impacted by an unfavourable change in Canadian tax legislation impacting certain foreign affiliates, which became effective November 1, 2014. Investor & Treasury Services results have generally trended upwards over the period largely due to benefits from our efficiency management activities, and strong growth in our foreign exchange businesses reflecting favourable market conditions since the first quarter of 2015.

Revenue generally trended upwards over the period, mostly due to solid volume growth and higher fee-based revenue growth in our Canadian Banking businesses, and growth in average fee-based client assets in Wealth Management. Trading revenue has

24        Royal Bank of Canada        Second Quarter 2015

generally trended upwards since the third quarter of 2013, and was unfavourably impacted in the fourth quarter of 2014 by the exit of certain proprietary trading strategies and the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives. Canadian Banking revenue in the fourth quarter of 2014 was favourably impacted by net cumulative accounting adjustments. Net interest income has trended upwards over the period, largely due to solid volume growth across our Canadian Banking businesses, and higher trading related net interest income and solid lending activity in Capital Markets. Starting in the first quarter of 2014, the impact of foreign exchange translation due to a generally weaker Canadian dollar has also contributed to the increase in revenue. Insurance revenue is primarily impacted by changes in the fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE.

Asset quality remained strong over the period despite increased lending and has resulted in PCL remaining relatively stable over the period. The fourth quarter of 2014 included an additional provision in Personal & Commercial Banking related to our impaired residential mortgages portfolio in the Caribbean. Wealth Management had provisions in the last two quarters of 2013 and the first quarter of 2014 related to a few accounts, as well as provisions in the first two quarters of 2015 on a couple of accounts related to our U.S. & International Wealth Management business. PCL in Capital Markets has fluctuated over the period.

PBCAE has fluctuated quarterly as it includes the changes to the fair value of investments backing our policyholder liabilities, which is largely offset in revenue. PBCAE has also been impacted by volume growth in our Insurance businesses as well as actuarial liability adjustments and generally lower claims costs. PBCAE in the fourth quarter of 2013 included a charge as a result of tax legislation in Canada as noted above.

While we continue to focus on efficiency management activities, non-interest expense has generally trended upwards over the period, mostly to support business growth. Restructuring costs related to our U.S. and International Wealth Management businesses have impacted non-interest expense since the fourth quarter of 2014. The first quarter of 2014 was impacted by the loss related to the sale of RBC Jamaica and a provision in the Caribbean, while the third quarter of 2014 was impacted by a loss including foreign currency translation related to the closing of the sale of RBC Jamaica. The second quarter of 2015 was impacted by the loss related to the previously announced sale of RBC Suriname. Since the first quarter of 2014, the impact of foreign exchange translation due to a generally weaker Canadian dollar has also contributed to the increase.

Our effective income tax rate has fluctuated over the period, mostly due to varying levels of income being reported in jurisdictions with different tax rates, as well as fluctuating levels of income from tax-advantaged sources such as Canadian taxable corporate dividends. Our effective income tax rate was impacted in the second quarter of 2015 by a gain through the release of CTA as noted above, and has also been impacted over the period by higher earnings before income taxes and by net favourable tax adjustments.

Financial condition

Condensed balance sheets (1)

	As at
(Millions of Canadian dollars)	April 30 2015	January 31 2015	October 31 2014	April 30 2014
Assets
Cash and due from banks	$18,393	$20,027	$17,421	$15,879
Interest-bearing deposits with banks	4,402	3,866	8,399	5,210
Securities	222,643	230,723	199,148	191,481
Assets purchased under reverse repurchase agreements and securities borrowed	163,368	163,573	135,580	133,981
Loans
Retail	336,064	336,503	334,269	324,284
Wholesale	114,283	113,764	102,954	99,035
Allowance for loan losses	(2,037)	(2,057)	(1,994)	(1,883)
Segregated fund net assets	780	719	675	593
Other – Derivatives	107,004	150,564	87,402	72,633
– Other	67,272	69,013	56,696	54,683
Total assets	$1,032,172	$1,086,695	$940,550	$895,896
Liabilities
Deposits	$651,551	$654,707	$614,100	$590,959
Segregated fund liabilities	780	719	675	593
Other – Derivatives	112,219	152,869	88,982	73,206
– Other	201,580	213,090	174,431	172,676
Subordinated debentures	7,795	7,889	7,859	6,486
Total liabilities	973,925	1,029,274	886,047	843,920
Equity attributable to shareholders	56,431	55,665	52,690	50,183
Non-controlling interests	1,816	1,756	1,813	1,793
Total equity	58,247	57,421	54,503	51,976
Total liabilities and equity	$1,032,172	$1,086,695	$940,550	$895,896

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars.

Our consolidated balance sheet was impacted by foreign exchange translation which increased our total assets and our total liabilities and equity by approximately $7 billion compared to last year, and $46 billion compared to October 31, 2014 due to the weaker Canadian dollar, and decreased our total assets and our total liabilities and equity by approximately $34 billion compared to last quarter due to the stronger Canadian dollar.

Royal Bank of Canada        Second Quarter 2015        25

Q2 2015 vs. Q2 2014

Total assets were up $136 billion or 15% from last year, including the impact of foreign exchange translation as noted above.

Interest-bearing deposits with banks decreased by $1 billion or 16%, largely reflecting lower deposits with central banks.

Securities were up $31 billion or 16% compared to last year, primarily due to the impact of foreign exchange translation, higher government and corporate debt securities largely as a result of favourable market conditions, our management of liquidity and funding risk, and increased client activity. Higher equity trading positions in support of business activities also contributed to the increase.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $29 billion or 22%, mainly attributable to higher client activity, and the impact of foreign exchange translation.

Loans were up $27 billion or 6%, predominantly due to growth in wholesale loans and solid volume growth in residential mortgages. The impact of foreign exchange translation also contributed to the increase.

Derivative assets were up $34 billion or 47%, mainly attributable to increased fair values on interest rate swaps and foreign exchange contracts, which was partially offset by increased financial netting and the impact of foreign exchange translation.

Other assets were up $13 billion or 23%, largely reflecting an increase in cash collateral requirements and the impact of foreign exchange translation.

Total liabilities were up $130 billion or 15% from last year, including the impact of foreign exchange translation.

Deposits increased $61 billion or 10%, mainly due to the issuance of fixed term notes to satisfy our funding requirements, growth in business deposits, and the impact of foreign exchange translation. Demand for our high-yield savings accounts and other product offerings in our retail business also contributed to the increase.

Derivative liabilities were up $39 billion or 53%, mainly attributable to increased fair values on interest rate swaps and foreign exchange contracts, which was partially offset by increased financial netting and the impact of foreign exchange translation.

Other liabilities increased $29 billion or 17%, mainly resulting from higher obligations related to repurchase agreements. The impact of foreign exchange translation and an increase in cash collateral requirements also contributed to the increase.

Total equity increased $6 billion or 12%, largely reflecting the impact of foreign exchange translation and earnings, net of dividends.

Q2 2015 vs. Q1 2015

Total assets decreased $55 billion or 5% from the prior quarter, primarily attributable to the impact of foreign exchange translation, and a decrease in derivative assets due to lower fair values on interest rate swaps and foreign exchange contracts, partly offset by decreased financial netting. These factors were partially offset by an increase in reverse repos largely due to higher client activity.

Total liabilities decreased $55 billion or 5% from the prior quarter, primarily attributable to a decrease in derivative liabilities due to the reasons noted above, and the impact of foreign exchange translation. These factors were partially offset by higher business and government deposits largely due to funding requirements.

Q2 2015 vs. Q4 2014

Total assets increased $92 billion or 10%, mainly attributable to the impact of foreign exchange translation and an increase in reverse repos largely due to higher client activity. Growth in wholesale loans and an increase in government debt securities also contributed to the increase.

Total liabilities increased $88 billion or 10%, mainly attributable to the impact of foreign exchange translation, and higher deposits largely reflecting our issuance of fixed term notes to satisfy funding requirements and increased client activity.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section. Please refer to pages 43 to 46 of our 2014 Annual Report for a more detailed discussion of these types of arrangements.

We use structured entities to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our Consolidated Balance Sheets.

In the normal course of business, we engage in a variety of financial transactions that may qualify for derecognition. We apply the derecognition rules to determine whether we have effectively transferred substantially all the risks and rewards or control associated with the financial assets to a third party. If the transaction meets specific criteria, it may qualify for full or partial derecognition from our Consolidated Balance Sheets.

Securitizations of our financial assets

We periodically securitize our credit card receivables, residential and commercial mortgage loans and bond participation certificates primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities.

We securitize our credit card receivables, on a revolving basis, through a consolidated structured entity. We securitize single and multiple-family residential mortgages through the National Housing Act Mortgage-Backed Securities (NHA MBS) program. The majority of our securitization activities are recorded on our Consolidated Balance Sheets as we do not meet the derecognition criteria. During the current quarter, we derecognized $967 million of mortgages where both the NHA MBS and the residual interests in the mortgages were sold to third parties resulting in the transfer of substantially all of the risks and rewards. For additional details of our securitization activities, refer to Note 6 and Note 7 of our 2014 audited Annual Consolidated Financial Statements.

26        Royal Bank of Canada        Second Quarter 2015

We periodically securitize residential mortgage loans for the Canadian social housing program through the NHA MBS program, which are derecognized from our Consolidated Balance Sheets when sold to third party investors. During the second quarter of 2015, we securitized $63 million of residential mortgage loans for the Canadian social housing program (January 31, 2015 – $25 million; April 30, 2014 – $nil).

Involvement with unconsolidated structured entities

In the normal course of business, we engage in a variety of financial transactions with structured entities to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves, among other things, reviewing the performance of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Below is a description of our activities with respect to certain significant unconsolidated structured entities. For a complete discussion of our interests in consolidated and unconsolidated structured entities, refer to Note 7 of our 2014 audited Annual Consolidated Financial Statements.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. As at April 30, 2015, our maximum exposure to loss from these conduits was $39 billion (January 31, 2015 – $39 billion; April 30, 2014 – $33 billion), primarily representing backstop liquidity and partial credit enhancement facilities extended to the conduits.

As at April 30, 2015, the notional amount of backstop liquidity facilities we provided was $39 billion (January 31, 2015 – $39 billion; April 30, 2014 – $33 billion) and the partial credit enhancement facilities we provided were $3.7 billion (January 31, 2015 – $3.6 billion; April 30, 2014 – $3.0 billion). The increase in the amount of backstop liquidity and credit enhancement facilities provided to the multi-seller conduits compared to the prior year primarily reflect an increase in the outstanding securitized assets of the multi-seller conduits and fluctuations in exchange rates.

Total loans extended to the multi-seller conduits under the backstop liquidity facilities were $906 million, a decrease of $61 million from the prior quarter due mainly to principal repayments and an increase of $32 million from the prior year due to fluctuations in the exchange rates. Total assets of the multi-seller conduits as at April 30, 2015 were $38 billion (January 31, 2015 –$38 billion; April 30, 2014 – $32 billion). The increase from the prior year was primarily due to increases in the Student loans, Credit cards, Auto loans and leases, Transportation finance and Consumer loans asset classes and fluctuations in exchange rates.

As at April 30, 2015, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $26 billion (January 31, 2015 – $25 billion; April 30, 2014 – $20 billion). The rating agencies that rate the ABCP rated 71% of the total amount issued within the top ratings category (January 31, 2015 – 71%; April 30, 2014 – 73%) and the remaining amount in the second highest ratings category. We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. As at April 30, 2015, the fair value of our inventory was $7 million, an increase of $5 million from the prior quarter and a decrease of $100 million from the prior year. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance

We invest in auction rate securities of trusts which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. Our maximum exposure to loss in these auction rate securities trusts as at April 30, 2015 was $0.6 billion (January 31, 2015 – $1.0 billion; April 30, 2014 – $0.9 billion). The decrease in our maximum exposure to loss is primarily related to the sale of auction rate securities and exchange rate differences. As at April 30, 2015, approximately 90% of these investments were rated AA or higher based on ratings published by Standard & Poor’s.

We also provide liquidity facilities to certain municipal bond Tender Option Bond (TOB) trusts in which we have an interest but do not consolidate because the residual certificates issued by the TOB trusts are held by third parties. As at April 30, 2015, our maximum exposure to loss from these unconsolidated municipal bond TOB trusts was $891 million (January 31, 2015 – $905 million; April 30, 2014 – $641 million). The decreases in our maximum exposure to loss relative to the prior quarter are primarily related to the collapsing of some of the TOB trusts and reductions in the size of others. The increases in our maximum exposure to loss relative to the prior year are primarily related to the addition of new TOB trusts.

During fiscal 2014, we entered the collateralized loan obligation market as a senior warehouse lender and structuring and placement agent. We provide senior warehouse financing to discrete unaffiliated structured entities that are established by third parties to acquire loans and issue term collateralized loan obligations. A portion of the proceeds from the sale of the term collateralized loan obligations certificates is used to fully repay the senior warehouse financing that we provide. As at April 30, 2015, our maximum exposure to loss associated with the outstanding senior warehouse financing facilities was $318 million (January 31, 2015 – $67 million; April 30, 2014 – $247 million). The increases in our maximum exposure to loss relative to the prior quarter and prior year are related to an increase in the outstanding drawings on certain financing facilities and fluctuations in exchange rates.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third party managed reference funds. Our maximum exposure as at April 30, 2015, which is primarily related to our investments in such reference funds, was $3.2 billion (January 31, 2015 – $3.6 billion; April 30, 2014 – $3.3 billion). The decreases in our maximum exposure compared to the prior quarter and prior year are primarily due to exchange rate differences and redemptions of funds.

Royal Bank of Canada        Second Quarter 2015        27

We also provide liquidity facilities to certain third-party investment funds that issue unsecured variable-rate preferred shares and invest in portfolios of tax exempt bonds. As at April 30, 2015, our maximum exposure to these funds was $686 million (January 31, 2015 – $723 million; April 30, 2014 – $624 million). The decrease in our maximum exposure compared to the prior quarter and increase compared to the prior year are primarily due to exchange rate differences.

Third-party securitization vehicles

We hold interests in certain unconsolidated third-party securitization vehicles, which are structured entities. We, as well as other financial institutions, are obligated to provide funding to these entities up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. As at April 30, 2015, our maximum exposure to loss in these entities was $4.3 billion (January 31, 2015 – $3.8 billion; April 30, 2014 – $2.4 billion). The increases in our maximum exposure compared to the prior quarter and prior year reflect additional securitized assets and exchange rate fluctuations.

Guarantees, retail and commercial commitments

We provide guarantees and commitments to our clients that expose us to liquidity and funding risks. Our maximum potential amount of future payments in relation to our commitments and guarantee products as at April 30, 2015 was $282 billion (January 31, 2015 – $281 billion; April 30, 2014 – $244 billion). The increases compared to the prior year relate primarily to the impact of exchange rate fluctuations, business growth and seasonality of Other commitments and securities lending indemnifications. Refer to Liquidity and funding risk and Note 26 of our audited 2014 Annual Consolidated Financial Statements for details regarding our guarantees and commitments.

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector

	As at
	April 30 2015						January 31 2015	October 31 2014
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Other (2)	Repo-style transactions	Derivatives (3)	Total exposure (4)	Total exposure (4)	Total exposure (4)
Residential mortgages	$222,485	$–	$266	$–	$–	$222,751	$221,766	$219,454
Personal	94,281	86,792	280	–	–	181,353	181,603	180,140
Credit cards	15,276	22,984	2	–	–	38,262	38,282	36,613
Small business (5)	4,022	5,010	7	–	–	9,039	8,848	8,707
Retail	$336,064	$114,786	$555	$–	$–	$451,405	450,499	444,914
Business (5)
Agriculture	$5,962	$1,055	$70	$–	$72	$7,159	$7,123	$6,879
Automotive	6,784	4,633	383	–	1,254	13,054	13,008	12,085
Consumer goods	6,884	6,056	560	–	422	13,922	15,171	14,189
Energy
Oil and gas	6,999	11,745	1,358	–	611	20,713	21,142	18,589
Utilities	4,594	11,799	2,384	60	1,463	20,300	21,596	18,118
Non-bank financial services	5,855	11,173	16,261	173,050	27,375	233,714	245,117	212,681
Forest products	1,154	477	109	–	37	1,777	1,712	1,557
Industrial products	4,747	5,061	473	–	611	10,892	11,469	10,321
Mining & metals	1,494	3,193	956	–	291	5,934	6,046	5,240
Real estate & related	32,022	8,984	1,785	53	402	43,246	43,324	40,185
Technology & media	5,834	8,027	660	3	1,355	15,879	16,446	14,995
Transportation & environment	5,908	3,580	1,874	–	1,446	12,808	12,960	11,568
Other	32,408	13,543	12,634	4,416	12,824	75,825	73,805	65,618
Sovereign (5)	5,033	5,333	48,883	35,347	8,655	103,251	101,385	91,762
Bank (5)	1,242	837	74,694	106,720	25,656	209,149	215,553	192,824
Wholesale	$126,920	$95,496	$163,084	$319,649	$82,474	$787,623	$805,857	$716,611
Total exposure	$462,984	$210,282	$163,639	$319,649	$82,474	$1,239,028	$1,256,356	$1,161,525

(1)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(2)	Includes credit equivalent amounts for contingent liabilities such as letters of credit and guarantees, outstanding amounts for available-for-sale (AFS) debt securities, deposits with financial institutions and other assets.
(3)	Credit equivalent amount after factoring in master netting agreements.
(4)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel III asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit (HELOC) are included in Personal.
(5)	Refer to Note 5 of our audited 2014 Annual Consolidated Financial Statements for the definition of these terms.

28        Royal Bank of Canada        Second Quarter 2015

Q2 2015 vs. Q1 2015

Total gross credit risk exposure decreased $17 billion or 1% from the prior quarter, primarily attributable to the impact of foreign exchange translation.

Retail exposure increased $1 billion, mainly in Canada driven by continued volume growth in residential mortgages.

Wholesale exposure decreased $18 billion or 2%, primarily attributable to the impact of foreign exchange translation and a decrease in derivative assets due to lower fair values on interest rate swaps and foreign exchange contracts, as well as decreased trading activity. Wholesale loan utilization is marginally up to 38% from 37% last quarter.

Gross credit risk exposure by geography (1)

	As at
	April 30 2015						January 31 2015	October 31 2014
	Lending-related and other			Trading-related
	Loans and acceptances
(Millions of Canadian dollars)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Derivatives	Total exposure	Total exposure	Total exposure
Canada	$397,092	$147,716	$67,726	$68,003	$23,520	$704,057	$704,640	$674,079
U.S.	34,320	45,761	27,225	151,082	14,108	272,496	285,646	258,167
Europe	16,803	13,464	49,961	62,313	39,571	182,112	186,970	163,066
Other International	14,769	3,341	18,727	38,251	5,275	80,363	79,100	66,213
Total Exposure	$462,984	$210,282	$163,639	$319,649	$82,474	$1,239,028	$1,256,356	$1,161,525

(1)	Geographic profile is based on country of residence of the borrower.

Q2 2015 vs. Q1 2015

The geographic mix of our credit exposure changed over the previous quarter, as U.S. exposure decreased 5%, and Europe exposures decreased 3%, which were partly offset by an increase of 2% in Other International exposures. These shifts were largely driven by the impact of foreign exchange translation.

European exposure

	As at
	April 30 2015							January 31 2015	October 31 2014
	Loans and acceptances		Other
(Millions of Canadian dollars)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Derivatives	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$16,803	$13,464	$23,976	$25,985	$62,313	$39,571	$182,112	$186,970	$163,066
Less: Collateral held against repo-style transactions	–	–	–	–	61,179	–	61,179	62,876	51,386
Potential future credit exposure add-on amount	–	–	–	–	–	26,461	26,461	26,230	22,403
Undrawn commitments	–	13,464	–	25,985	–	–	39,449	38,502	38,079
Gross drawn exposure to Europe	$16,803	$–	$23,976	$–	$1,134	$13,110	$55,023	$59,362	$51,198
Less: Collateral applied against derivatives	–	–	–	–	–	9,640	9,640	12,263	8,249
Add: Trading securities	–	–	14,379	–	–	–	14,379	15,128	15,471
Net exposure to Europe (3)	$16,803	$–	$38,355	$–	$1,134	$3,470	$59,762	$62,227	$58,420

(1)	These amounts are comprised of $12.6 billion to corporate entities, $0.3 billion to financial entities and $0.6 billion to sovereign entities. On a country basis, exposure is comprised of $5.5 billion to the U.K., $2.3 billion to France, $1.9 billion to Germany, $0.4 billion to Ireland, $0.3 billion to Spain, $0.1 billion to Italy, with the remaining $3.0 billion related to Other Europe. Of the undrawn commitments, over 78% are to investment grade entities.
(2)	Securities include $14.4 billion of trading securities (January 31, 2015 – $15.1 billion), $13.6 billion of deposits (January 31, 2015 – $13.1 billion) and $10.3 billion of AFS securities (January 31, 2015 – $9.6 billion).
(3)	Excludes $3.9 billion (January 31, 2015 – $3.6 billion) of exposures to supranational agencies.

Our gross credit risk exposure is calculated based on the definitions provided under the Basel III framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at April 30, 2015 was $182 billion. Our gross drawn exposure to Europe was $55 billion, after taking into account collateral held against repo-style transactions of $61 billion, letters of credit and guarantees, and undrawn commitments for loans of $39 billion and potential future credit exposure to derivatives of $26 billion. Our net exposure to Europe was $60 billion, after taking into account $10 billion of collateral, primarily in cash, we hold against derivatives and the addition of trading securities of $14 billion held in our trading book. Our net exposure to Europe also reflected $1 billion of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk.

Royal Bank of Canada        Second Quarter 2015        29

Net European exposure by country (1)

	As at
	April 30 2015					January 31 2015	October 31 2014
(Millions of Canadian dollars)	Loans outstanding	Securities	Repo-style transactions	Derivatives	Total	Total	Total
U.K.	$10,317	$10,686	$820	$1,001	$22,824	$25,854	$24,033
Germany	1,185	8,934	1	929	11,049	10,062	10,172
France	327	3,586	70	421	4,404	4,736	4,284
Total U.K., Germany, France	$11,829	$23,206	$891	$2,351	$38,277	$40,652	$38,489
Greece	$–	$–	$–	$–	$–	$–	$–
Ireland	1,174	108	19	43	1,344	1,071	883
Italy	14	90	–	30	134	188	150
Portugal	8	9	–	–	17	9	9
Spain	325	131	–	34	490	477	476
Total Peripheral (2)	$1,521	$338	$19	$107	$1,985	$1,745	$1,518
Luxembourg	$402	$1,775	$–	$54	$2,231	$1,680	$1,909
Netherlands	779	3,310	20	623	4,732	5,094	4,260
Norway	435	3,029	–	39	3,503	3,358	3,011
Sweden	55	2,004	92	2	2,153	2,561	2,731
Switzerland	518	3,169	80	31	3,798	4,061	3,557
Other	1,264	1,524	32	263	3,083	3,076	2,945
Total Other Europe	$3,453	$14,811	$224	$1,012	$19,500	$19,830	$18,413
Total exposure to Europe	$16,803	$38,355	$1,134	$3,470	$59,762	$62,227	$58,420

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Gross credit risk exposure to peripheral Europe is comprised of Greece $nil (January 31, 2015 – $nil), Ireland $2.5 billion (January 31, 2015 – $3.0 billion), Italy $0.3 billion (January 31, 2015 – $0.4 billion), Portugal $nil (January 31, 2015 – $nil), and Spain $1.2 billion (January 31, 2015 – $1.3 billion).

Q2 2015 vs. Q1 2015

Net credit risk exposure to Europe decreased $2 billion from last quarter, largely driven by decreased exposures in the U.K., France and Sweden, offset by increased exposures in Germany and Luxembourg. Our net exposure to peripheral Europe, which includes Greece, Ireland, Italy, Portugal and Spain, remained minimal with total outstanding exposure increasing $0.2 billion during the quarter to $2.0 billion as at April 30, 2015, largely due to an increase in exposure to Ireland.

Our exposure was predominantly investment grade. Our net exposure to larger European countries, including the U.K., Germany and France, was primarily related to our capital markets, wealth management and investor services businesses, particularly in fixed income, treasury services, derivatives, and corporate and individual lending. These are predominantly client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in the U.K., where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Exposures to other European countries are largely related to securities which include trading securities, deposits, and AFS securities.

Our trading securities are related to both client market making activities and our funding and liquidity management needs. All of our trading securities are marked-to-market on a daily basis. Deposits are primarily related to deposits with central banks or financial institutions and also included deposits related to our wealth management business in the Channel Islands. AFS securities are largely comprised of Organization for Economic Co-operation and Development government and corporate debt. Our European corporate loan book is managed on a global basis and the underwriting standards for this loan book reflect the same approach to the use of our balance sheet as we have applied in both Canada and the U.S. We had a PCL recovery on this portfolio of $0.1 million this quarter. The gross impaired loans ratio of this loan book was unchanged from last quarter at 0.2%.

Net European exposure by client type

	As at
	April 30 2015												January 31 2015	October 31 2014
(Millions of Canadian dollars)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$5,827	$8,540	$560	$14,927	$–	$131	$61	$–	$100	$292	$9,305	$24,524	$25,068	$24,641
Sovereign	7,641	480	3,266	11,387	–	9	13	5	148	175	5,904	17,466	18,101	17,527
Corporate	9,356	2,029	578	11,963	–	1,204	60	12	242	1,518	4,291	17,772	19,058	16,252
Total	$22,824	$11,049	$4,404	$38,277	$–	$1,344	$134	$17	$490	$1,985	$19,500	$59,762	$62,227	$58,420

Q2 2015 vs. Q1 2015

Our net exposure to Corporate decreased by $1.3 billion mainly due to decreases in the U.K.

30        Royal Bank of Canada        Second Quarter 2015

Residential mortgages and home equity lines of credit (insured vs. uninsured)

Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region:

	As at April 30, 2015
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$6,572	56%	$5,262	44%	$11,834	$2,059
Quebec	13,470	50	13,498	50	26,968	4,168
Ontario	35,785	40	53,160	60	88,945	16,902
Prairie provinces	26,326	53	23,003	47	49,329	10,093
B.C. and territories	15,493	37	26,185	63	41,678	9,541
Total Canada (5)	$97,646	45%	$121,108	55%	$218,754	$42,763
U.S.	4	1	613	99	617	316
Other International	13	–	2,938	100	2,951	2,796
Total International	$17	–%	$3,551	100%	$3,568	$3,112
Total	$97,663	44%	$124,659	56%	$222,322	$45,875

	As at January 31, 2015
	Residential mortgages (1)					Home equity lines of credit (3)
(Millions of Canadian dollars, except percentage amounts)	Insured (2)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$6,510	56%	$5,195	44%	$11,705	$2,066
Quebec	13,258	50	13,263	50	26,521	4,165
Ontario	36,189	41	52,199	59	88,388	16,949
Prairie provinces	26,509	54	22,750	46	49,259	10,214
B.C. and territories	15,755	38	25,886	62	41,641	9,605
Total Canada (5)	$98,221	45%	$119,293	55%	$217,514	$42,999
U.S.	4	1	629	99	633	371
Other International	14	–	3,168	100	3,182	2,896
Total International	$18	–%	$3,797	100%	$3,815	$3,267
Total	$98,239	44%	$123,090	56%	$221,329	$46,266

(1)	The residential mortgages amounts exclude our third party mortgage-backed securities (MBS) of $163 million (January 31, 2015 – $229 million).
(2)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canada Mortgage and Housing Corporation (CMHC) or other private mortgage default insurers.
(3)	HELOC includes revolving and non-revolving loans.
(4)	Refer to the Risk management section of our 2014 Annual Report for the definitions of these regions.
(5)	Total consolidated residential mortgages in Canada of $219 billion (January 31, 2015 – $218 billion) is comprised of $196 billion (January 31, 2015 – $194 billion) of residential mortgages and $5 billion (January 31, 2015 – $5 billion) of mortgages with commercial clients of which $3 billion (January 31, 2015 – $3 billion) are insured mortgages, both in Canadian Banking, and $18 billion (January 31, 2015 – $19 billion) of residential mortgages in Capital Markets held for securitization purposes.

Home equity lines of credit are uninsured and reported within the personal loan category. As at April 30, 2015, home equity lines of credit in Canadian Banking were $43 billion (January 31, 2015 – $43 billion). Approximately 98% of these home equity lines of credit (January 31, 2015 – 97%) are secured by a first lien on real estate, and 8% (January 31, 2015 – 8%) of the total homeline clients pay the scheduled interest payment only.

Residential mortgages portfolio by amortization period

The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments:

	As at
	April 30 2015			January 31 2015
	Canada	U.S. and Other International	Total	Canada	U.S. and Other International	Total
Amortization period
≤ 25 years	73%	93%	73%	72%	93%	73%
> 25 years ≤ 30 years	23	7	23	23	7	22
> 30 years ≤ 35 years	4	–	4	4	–	4
> 35 years	–	–	–	1	–	1
Total	100%	100%	100%	100%	100%	100%

Royal Bank of Canada        Second Quarter 2015        31

Average loan-to-value (LTV) ratio for newly originated and acquired uninsured residential mortgages and homeline products

The following table provides a summary of our average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products by geographic region:

	For the three months ended				For the six months ended
	April 30 2015		January 31 2015		April 30 2015
	Uninsured		Uninsured		Uninsured
	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)	Residential mortgages (1)	Homeline products (2)
Region (3)
Atlantic provinces	73%	75%	74%	74%	74%	75%
Quebec	71	73	72	73	71	73
Ontario	71	70	71	70	71	70
Prairie provinces	74	74	73	73	73	74
B.C. and territories	68	66	69	67	69	66
U.S.	72	n.m.	71	n.m.	72	n.m.
Other International	85	n.m.	85	n.m.	85	n.m.
Average of newly originated and acquired for the year (4), (5)	71%	70%	71%	70%	71%	70%
Total Canadian Banking residential mortgages portfolio	56%	55%	56%	55%	56%	55%
(1)	Residential mortgages excludes residential mortgages within the homeline products.
(2)	Homeline products are comprised of both residential mortgages and home equity lines of credit.
(3)	Refer to the Risk management section of our 2014 Annual Report for the definitions of these regions.
(4)	The average LTV ratio for newly originated and acquired uninsured residential mortgages and homeline products is calculated on a weighted basis by mortgage amounts at origination.
(5)	For newly originated mortgages and homeline products, LTV is calculated based on the total facility amount for the residential mortgage and homeline product divided by the value of the related residential property.
n.m.	not meaningful

While the above table provides the LTV ratios for the current quarter originations, the LTV ratio on our outstanding balances of the entire Canadian Banking uninsured residential mortgages, including homeline products, is 56% as at April 30, 2015 (January 31, 2015 – 55%). This calculation is weighted by mortgage balances and adjusted for property values based on the Teranet – National Bank National Composite House Price Index.

We employ a risk-based approach to property valuation. Property valuation methods include automated valuation models (AVM) and appraisals. An AVM is a tool that estimates the value of a property by reference to market data including sales of comparable properties and price trends specific to the Metropolitan Statistical Area in which the property being valued is located. Using a risk-based approach, we also employ appraisals which can include drive-by or full on-site appraisals.

We continue to actively manage our entire mortgage portfolio and perform stress testing, based on a combination of increasing unemployment, rising interest rates, and a downturn in real estate markets. Our stress test results indicate the vast majority of our residential mortgage and homeline clients have sufficient capacity to continue making payments in the event of a shock to one of the above noted parameters.

32        Royal Bank of Canada        Second Quarter 2015

Credit quality performance

Provision for (recovery of) credit loss

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Personal & Commercial Banking	$235	$252	$231	$487	$505
Wealth Management	32	13	–	45	19
Capital Markets	15	5	13	20	11
Corporate Support and Other (1)	–	–	–	–	1
Total PCL	$282	$270	$244	$552	$536
Canada (2)
Residential mortgages	$5	$8	$5	$13	$13
Personal	97	96	86	193	203
Credit cards	94	92	89	186	172
Small business	9	9	11	18	25
Retail	205	205	191	410	413
Wholesale	11	28	24	39	58
PCL on impaired loans	216	233	215	449	471
U.S. (2)
Retail	$1	$–	$–	$1	$–
Wholesale	10	7	2	17	3
PCL on impaired loans	11	7	2	18	3
Other International (2)
Retail	$10	$4	$10	$14	$39
Wholesale	45	26	17	71	23
PCL on impaired loans	55	30	27	85	62
Total PCL	$282	$270	$244	$552	$536
PCL ratio (3)
Total PCL ratio	0.25%	0.24%	0.23%	0.24%	0.25%
Personal & Commercial Banking	0.26	0.28	0.27	0.27	0.29
Canadian Banking	0.25	0.26	0.25	0.25	0.27
Caribbean Banking	1.06	0.93	1.60	1.00	1.23
Wealth Management	0.73	0.29	–	0.51	0.26
Capital Markets	0.08	0.03	0.08	0.05	0.04

(1)	PCL in Corporate Support and Other primarily comprised of PCL for loans not yet identified as impaired. For further information, refer to the How we measure and report our business segments section.
(2)	Geographic information is based on residence of borrower.
(3)	PCL on impaired loans as a % of average net loans and acceptances.

Q2 2015 vs. Q2 2014

Total PCL increased $38 million, or 16%, from a year ago. The PCL ratio of 25 bps increased 2 bps.

PCL in Personal & Commercial Banking increased $4 million or 2%, mainly reflecting higher PCL in our Canadian personal lending portfolio and higher write-offs in our credit cards portfolio. These factors were partially offset by lower provisions in our Canadian commercial lending portfolio and lower provisions in our Caribbean Banking portfolios. The PCL ratio of 26 bps decreased 1 bp as compared to last year.

PCL in Wealth Management increased $32 million mainly due to a provision on a single account related to our U.S. & International Wealth Management business.

PCL in Capital Markets increased $2 million, mainly due to provisions taken on a couple of accounts. Last year included a provision taken on a single account.

Q2 2015 vs. Q1 2015

Total PCL increased $12 million, or 4%, from last quarter. The PCL ratio of 25 bps increased 1 bp.

PCL in Personal & Commercial Banking decreased $17 million or 7%, and the PCL ratio of 26 bps decreased 2 bps, mainly due to a reversal of a single account in our Canadian commercial lending portfolio.

PCL in Wealth Management increased $19 million mainly due to a provision on a single account related to our U.S. & International Wealth Management business.

PCL in Capital Markets increased $10 million, mainly due to provisions taken on a couple of accounts.

Q2 2015 vs. Q2 2014 (Six months ended)

Total PCL increased $16 million or 3%, from the prior year. PCL ratio of 24 bps, decreased 1 bp.

PCL in Personal & Commercial Banking decreased $18 million or 4%, and the PCL ratio of 27 bps decreased 2 bps, mainly due to lower provisions in our Canadian commercial and personal lending portfolios, partially offset by higher write-offs in our credit card portfolio. PCL in Caribbean Banking was relatively flat as compared to last year.

Royal Bank of Canada        Second Quarter 2015        33

PCL in Wealth Management increased $26 million, mainly due to provisions on a couple of accounts primarily related to our U.S. & International Wealth Management business.

PCL in Capital Markets increased $9 million, mainly due to provisions taken on a few accounts. Last year included a provision taken on a single account.

Gross impaired loans (GIL)

	As at
(Millions of Canadian dollars, except percentage amounts)	April 30 2015	January 31 2015	April 30 2014
Personal & Commercial Banking	$1,901	$1,949	$1,905
Wealth Management	91	104	10
Capital Markets	151	77	56
Investor & Treasury Services	2	2	3
Corporate Support and Other	–	1	1
Total GIL	$2,145	$2,133	$1,975
Canada (1)
Retail	$675	$652	$769
Wholesale	490	471	487
GIL	1,165	1,123	1,256
U.S. (1)
Retail	$10	$12	$15
Wholesale	99	36	15
GIL	109	48	30
Other International (1)
Retail	$360	$395	$312
Wholesale	511	567	377
GIL	871	962	689
Total GIL	$2,145	$2,133	$1,975
Impaired loans, beginning balance	$2,133	$1,977	$2,111
Classified as impaired during the period (new impaired) (2)	438	407	324
Net repayments (2)	(44)	(32)	(28)
Amounts written off	(323)	(315)	(374)
Other (2), (3)	(59)	96	(58)
Impaired loans, balance at end of period	$2,145	$2,133	$1,975
GIL ratio (4)
Total GIL ratio	0.46%	0.46%	0.45%
Personal & Commercial Banking	0.52	0.54	0.55
Canadian Banking	0.32	0.31	0.36
Caribbean Banking	9.23	10.75	9.57
Wealth Management	0.51	0.58	0.07
Capital Markets	0.19	0.10	0.09

(1)	Geographic information is based on residence of borrower.
(2)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to New Impaired, as Return to performing status, Net repayments, Sold, and Exchange and other movements amounts are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Exchange and other movements, as Return to performing status, Net repayments, and Sold amounts are not reasonably determinable.
(3)	Includes Return to performing status during the year, Recoveries of loans and advances previously written off, Sold, and Exchange and other movements.
(4)	GIL as a % of loans and acceptances.

Q2 2015 vs. Q2 2014

Total GIL increased $170 million or 9% from a year ago. The GIL ratio of 46 bps, increased 1 bp.

GIL in Personal & Commercial Banking decreased $4 million, and the GIL ratio of 52 bps decreased 3 bps, mainly due to lower impaired loans in our Canadian residential mortgages and personal loans portfolios, partially offset by the impact of foreign exchange translation on our Caribbean portfolios.

GIL in Wealth Management increased $81 million, mainly due to higher impaired loans in the U.S. & International Wealth Management business.

GIL in Capital Markets increased $95 million, primarily due to a few accounts.

Q2 2015 vs. Q1 2015

Total GIL increased $12 million from the prior quarter. The GIL ratio of 46 bps was flat from last quarter.

GIL in Personal & Commercial Banking decreased $48 million or 2%, and the GIL ratio of 52 bps decreased 2 bps, mainly due to lower impaired loans in our Caribbean portfolios, partially offset by higher impaired loans in our Canadian residential mortgages, commercial lending and personal loans portfolios.

GIL in Wealth Management decreased $13 million, mainly due to a write-off of a single account in our U.S. & International Wealth Management business.

GIL in Capital Markets increased $74 million, primarily due to a couple of accounts in the oil and gas, and consumer goods sectors.

34        Royal Bank of Canada        Second Quarter 2015

Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014
Allowance for impaired loans
Personal & Commercial Banking	$584	$623	$498
Wealth Management	45	25	11
Capital Markets	37	29	13
Investor & Treasury Services	2	2	2
Total allowance for impaired loans	668	679	524
Canada (1)
Retail	$147	$149	$162
Wholesale	139	149	143
Allowance for impaired loans	286	298	305
U.S. (1)
Retail	$2	$1	$1
Wholesale	27	28	12
Allowance for impaired loans	29	29	13
Other International (1)
Retail	$168	$185	$105
Wholesale	185	167	101
Allowance for impaired loans	353	352	206
Total allowance for impaired loans	668	679	524
Allowance for loans not yet identified as impaired	1,460	1,469	1,450
Total ACL	$2,128	$2,148	$1,974

(1)	Geographic information is based on residence of borrower.

Q2 2015 vs. Q2 2014

Total ACL increased $154 million or 8% from a year ago, mainly related to higher ACL in Caribbean Banking, Wealth Management and Capital Markets, partially offset by lower ACL in Canadian Banking.

Q2 2015 vs. Q1 2015

Total ACL decreased $20 million or 1% from last quarter, mainly related to lower ACL in Caribbean Banking and Canadian Banking, partially offset by higher ACL in Wealth Management and Capital Markets.

Market risk

Market risk is defined to be the impact of market prices upon our financial condition. This includes potential gains or losses due to changes in market determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities.

The measures of financial condition impacted by market risk, and ways in which market risk manifests itself, are as follows:

1.	Positions whose revaluation gains and losses are reported in Revenue, which includes:
a)	Changes in the fair value of instruments classified or designated as at fair value through profit and loss (FVTPL),
b)	Impairment on AFS securities, and
c)	Hedge ineffectiveness.
2.	CET1 capital, which includes:
a)	All of the above, plus
b)	Changes in the fair value of AFS securities where revaluation gains and losses are reported as other comprehensive income,
c)	Changes in the Canadian dollar value of investments in foreign subsidiaries, net of hedges, due to foreign exchange translation, and
d)	Remeasurements of employee benefit plans.
3.	CET1 ratio, which includes:
a)	All of the above, plus
b)	Changes in risk-weighted assets (RWA) resulting from changes in traded market risk factors, and
c)	Changes in the Canadian dollar value of RWA due to foreign exchange translation.
4.	The economic value of the Bank, which includes:
a)	Points 1 and 2 above, plus
b)	Changes in the value of other non-trading positions whose value is a function of market risk factors.

Royal Bank of Canada        Second Quarter 2015        35

Market risk controls – FVTPL positions

As an element of the Enterprise Risk Appetite Framework, the Board of Directors approves the overall market risk constraints for RBC. Group Risk Management (GRM) creates and manages the control structure for FVTPL positions that ensures that business is conducted consistent with Board requirements. The Market and Trading Credit Risk function within GRM is responsible for creating and managing the controls and governance procedures that ensure that risk taken is consistent with risk appetite constraints set by the Board. These controls include limits on probabilistic measures of potential loss such as Value-at-Risk and Stressed Value-at-Risk as defined below

Value-at-Risk (VaR) – is a statistical measure of potential loss for a financial portfolio computed at a given level of confidence and over a defined holding period. We measure VaR at the 99th percentile confidence level for price movements over a 1 day holding period using historic simulation of the last two years of equally weighted historic market data. These calculations are updated daily with current risk positions with the exception of Credit Valuation Adjustments (CVA) and certain other positions which are updated weekly.

Stressed Value-at-Risk (SVaR) – is calculated in an identical manner as VaR with the exception that it is computed using a fixed historical one year period of extreme volatility and its inverse rather than the most recent two year history. The stress period used is the interval from September 2008 through August 2009. Stressed VaR is calculated weekly for all portfolios.

These measures are computed on all positions that are FVTPL for financial reporting purposes, with the exception of those in a designated hedging relationship and those in our insurance businesses.

Market risk measures – FVTPL positions

VaR and SVaR

The following table presents our Market risk VaR and Market risk SVaR figures.

	April 30, 2015				January 31, 2015		April 30, 2014
	As at Apr. 30	For the three months ended			As at Jan. 31	For the three months ended	As at Apr. 30	For the three months ended
(Millions of Canadian dollars)		Average	High	Low		Average		Average
Equity	$9	$11	$20	$6	$15	$9	$16	$11
Foreign exchange	4	4	5	3	5	4	1	2
Commodities	3	4	6	3	4	4	2	3
Interest rate	26	29	33	23	30	27	30	33
Credit specific (1)	8	8	9	7	7	8	8	8
Diversification (2)	(21)	(22)	(34)	(16)	(22)	(19)	(24)	(21)
Market risk VaR	$29	$34	$40	$27	$39	$33	$33	$36
Market risk SVaR	$86	$105	$155	$75	$157	$107	$96	$103

	April 30, 2015				April 30, 2014
	As at Apr. 30	For the six months ended			As at Apr. 30	For the six months ended
(Millions of Canadian dollars)		Average	High	Low		Average
Equity	$9	$10	$20	$6	$16	$10
Foreign exchange	4	4	5	3	1	3
Commodities	3	4	6	3	2	4
Interest rate	26	28	33	23	30	32
Credit specific (1)	8	8	9	7	8	9
Diversification (2)	(21)	(21)	(34)	(15)	(24)	(23)
Market risk VaR	$29	$33	$40	$27	$33	$35
Market risk SVaR	$86	$106	$157	$75	$96	$103

(1)	General credit spread risk is measured under interest rate VaR while credit specific risk captures issuer-specific credit spread volatility.
(2)	Market risk VaR is less than the sum of the individual risk factor VaR results due to portfolio diversification.

Q2 2015 vs. Q2 2014

Average market risk VaR of $34 million was down $2 million compared to the prior year mainly due to the roll forward of the historical time period used to calculate VaR, which no longer included the market volatility from the European sovereign debt crisis in the spring of 2012. The decrease was mostly offset by higher exposure to our credit risk due to the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives (FVA) at the end of the fourth quarter of 2014, and the impact of foreign exchange translation on our foreign-denominated portfolios.

Average SVaR of $105 million increased $2 million compared to the prior year, largely due to the implementation of FVA as noted above and the impact of foreign exchange translation. The increase was partly offset by the adoption of the provisions of IFRS 9 Financial Instruments (IFRS 9) in which changes to the fair value of non-derivative liabilities attributable to movements in our credit risk are no longer reported in revenue and were therefore excluded from our VaR model as of May 1, 2014.

Q2 2015 vs. Q1 2015

Average market risk VaR of $34 million and average SVaR of $105 million remained largely unchanged compared to the prior quarter.

36        Royal Bank of Canada        Second Quarter 2015

As at April 30, 2015, SVaR was $86 million, which was consistent with levels observed throughout the majority of 2014 and was significantly lower than $157 million at the end of the prior quarter. This decrease was mainly driven by lower equity risk and the impact of foreign exchange translation.

Q2 2015 vs. Q2 2014 (Six months ended)

Average market risk VaR of $33 million was down $2 million compared to the prior year, largely driven by the roll forward of the historical time period used to calculate VaR. The decrease was partially offset by the implementation of FVA as noted above and the impact of foreign exchange translation.

Average SVaR of $106 million was up $3 million from the prior year due to the implementation of FVA as noted above and the impact of foreign exchange translation on our foreign-denominated portfolios. The increase was mostly offset by the adoption of IFRS 9 provisions.

The following chart graphically displays a bar chart of our daily trading profit and loss and a line chart of our daily Market risk VaR. There were no daily net trading losses during the quarter, compared to 3 days of losses totalling $8 million in the first quarter of 2015.

Market risk measures for other FVTPL positions – Assets and liabilities of RBC Insurance

We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets designated as at FVTPL. Consequently, changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims. As at April 30, 2015, we had liabilities in respect to insurance obligations of $9.4 billion and trading securities of $7.4 billion in support of the liabilities.

Market risk controls – Structural Interest Rate Risk (SIRR) positions(1)

The asset/liability mismatch of positions not marked-to-market is referred to as SIRR and is subject to a separate set of limits and controls. The Board of Directors approves the overall risk appetite for SIRR, and the Asset Liability Committee (ALCO) along with GRM provide oversight for this risk through risk policies, limits, and operating standards. In addition, interest rate risk reports are reviewed regularly by GRM, ALCO, the Group Risk Committee, the Risk Committee of the Board and the Board of Directors.

Structural Interest Rate Risk measurement

SIRR measures include the impact of interest rate changes to both one year’s net interest income and the instantaneous impact to economic value of equity. These measures are reported on a weekly basis and are subject to limits and controls set by ALCO and GRM.

We further supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are employed for assessing the risks to the value of equity and net interest income.

As part of our monitoring process, the effectiveness of our interest rate risk mitigation activity is assessed on value and earnings bases, and model assumptions are validated against actual client behavior.

(1)	SIRR positions include impact of derivatives in hedge accounting relationships and AFS securities used for interest rate risk management.

Royal Bank of Canada        Second Quarter 2015        37

Market risk measures – Structural Interest Rate Positions

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the second quarter of 2015, our interest rate risk exposure was within our target level.

	April 30 2015						January 31 2015		April 30 2014
	Economic value of equity risk			Net interest income risk (2)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bps increase in rates	$(871)	$(6)	$(877)	$346	$11	$357	$(872)	$432	$(692)	$397
100bps decrease in rates	624	(2)	622	(348)	(5)	(353)	656	(330)	568	(358)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Market risk measures for other material non-trading portfolios

AFS securities

We held $50 billion of securities classified as AFS as at April 30, 2015, which is up from $46 billion in the prior quarter. We hold debt securities designated as AFS primarily as investments and to manage interest rate risk in our non-trading banking activity. Certain legacy debt portfolios are also classified as AFS. As at April 30, 2015, our portfolio of AFS securities exposes us to interest rate risk of a pre-tax loss of $10 million as measured by the change in the value of the securities for a one basis point parallel increase in yields. The portfolio also exposes us to credit spread risk of a pre-tax loss of $16 million, as measured by the change in value for a one basis point widening of credit spreads. Changes in the value of these securities are reported in other comprehensive income. Our AFS securities also include equity exposures of $1.7 billion as at April 30, 2015, down from $1.8 billion in the prior quarter.

Derivatives in hedge accounting relationships

Derivative assets in a designated hedge accounting relationship of $2.6 billion as at April 30, 2015 were down from $3.4 billion in the last quarter, and derivative liabilities of $1.7 billion as at April 30, 2015 were down from $2.9 billion in the last quarter. We use interest rate swaps to manage our structural interest rate risk, as described above. To the extent these swaps are considered effective hedges, changes in their fair value are recognized in other comprehensive income. The interest rate risk for the designated cash flow hedges, measured as the change in the value of the derivatives for a one basis point parallel increase in yields, was $4 million as of April 30, 2015.

We also use interest rate swaps to hedge changes in the fair value of certain fixed-rate instruments. Changes in fair value of the interest rate swaps and the hedged instruments that are related to interest rate movements are reflected in income.

We also use foreign exchange derivatives to manage our exposure to equity investments in subsidiaries that are denominated in foreign currencies, particularly the U.S. dollar and British pound. Changes in the fair value of these hedges and the cumulative translation adjustment related to our structural foreign exchange risk are reported in other comprehensive income.

Non-trading foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on earnings and economic value due to changes in foreign currency rates. Our revenue, expenses and income denominated in currencies other than the Canadian dollar are subject to fluctuations as a result of changes in the value of the average Canadian dollar relative to the average value of those currencies. Our most significant exposure is to the U.S. dollar, due to our level of operations in the U.S. and other activities conducted in U.S. dollars. Other significant exposures are to the British pound and the Euro, due to our activities conducted internationally in these currencies. A strengthening or weakening of the Canadian dollar compared to the U.S. dollar, British pound and the Euro could reduce or increase, as applicable, the translated value of our foreign currency denominated revenue, expenses and earnings and could have a significant effect on the results of our operations. We are also exposed to foreign exchange rate risk arising from our investments in foreign operations. For un-hedged equity investments, when the Canadian dollar appreciates against other currencies, the unrealized translation losses on net foreign investments decreases our shareholders’ equity through the other components of equity and decreases the translated value of the RWA of the foreign currency-denominated operations. The reverse is true when the Canadian dollar depreciates against other currencies. Consequently, we consider these impacts in selecting an appropriate level of our investments in foreign operations to be hedged.

Our overall trading and non-trading market risk objectives, policies and methodologies have not changed significantly from 2014.

38        Royal Bank of Canada        Second Quarter 2015

Linkage of market risk to selected balance sheet items

The following table provides the linkages between selected balance sheet items with positions included in our trading market risk and non-trading market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures.

	As at April 30, 2015
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$18,393	$10,431	$7,962	Interest rate
Interest-bearing deposits with banks (4)	4,402	784	3,618	Interest rate
Securities
Trading (5)	169,763	162,380	7,383	Interest rate, credit spread
Available-for-sale (6)	52,880	–	52,880	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	163,368	163,250	118	Interest rate
Loans
Retail (8)	336,064	15,792	320,272	Interest rate
Wholesale (9)	114,283	272	114,011	Interest rate
Allowance for loan losses	(2,037)	–	(2,037)	Interest rate
Segregated fund net assets (10)	780	–	780	Interest rate
Derivatives	107,004	101,296	5,708	Interest rate, foreign exchange
Other assets (11)	60,354	22,029	38,325	Interest rate
Assets not subject to market risk (12)	6,918
Total assets	$1,032,172	$476,234	$549,020
Liabilities subject to market risk
Deposits (13)	$651,551	$142,353	$509,198	Interest rate
Segregated fund liabilities (14)	780	–	780	Interest rate
Other
Obligations related to securities sold short	54,314	54,314	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	81,207	81,097	110	Interest rate
Derivatives	112,219	108,610	3,609	Interest rate, foreign exchange
Other liabilities (16)	58,206	17,965	40,241	Interest rate
Subordinated debentures	7,795	–	7,795	Interest rate
Liabilities not subject to market risk (17)	7,853
Total liabilities	$973,925	$404,339	$561,733
Total equity	$58,247
Total liabilities and equity	$1,032,172
(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $7,134 million included in SIRR. An additional $828 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $3,618 million are included in SIRR.
(5)	Trading securities include $7,383 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $50,053 million are included in SIRR. An additional $2,827 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $118 million reflected in SIRR.
(8)	Retail loans include $320,276 million reflected in SIRR.
(9)	Wholesale loans include $112,757 million reflected in SIRR. An additional $1,254 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $35,642 million reflected in SIRR. An additional $2,683 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $6,918 million of physical and other assets.
(13)	Deposits include $509,198 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $110 million reflected in SIRR.
(16)	Other liabilities include $10,151 million used in the management of the SIRR of RBC Insurance, and $30,090 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $7,853 million of payroll related and other liabilities.

Royal Bank of Canada        Second Quarter 2015        39

	As at January 31, 2015
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks (3)	$20,027	$12,171	$7,856	Interest rate
Interest-bearing deposits with banks (4)	3,866	431	3,435	Interest rate
Securities
Trading (5)	181,125	173,612	7,513	Interest rate, credit spread
Available-for-sale (6)	49,598	–	49,598	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed (7)	163,573	163,384	189	Interest rate
Loans
Retail (8)	336,503	16,846	319,657	Interest rate
Wholesale (9)	113,764	480	113,284	Interest rate
Allowance for loan losses	(2,057)	–	(2,057)	Interest rate
Segregated fund net assets (10)	719	–	719	Interest rate
Derivatives	150,564	143,004	7,560	Interest rate, foreign exchange
Other assets (11)	61,280	24,262	37,018	Interest rate
Assets not subject to market risk (12)	7,733
Total assets	$1,086,695	$534,190	$544,772
Liabilities subject to market risk
Deposits (13)	$654,707	$147,441	$507,266	Interest rate
Segregated fund liabilities (14)	719	–	719	Interest rate
Other
Obligations related to securities sold short	59,485	59,485	–
Obligations related to assets sold under repurchase agreements and securities loaned (15)	81,301	81,141	160	Interest rate
Derivatives	152,869	147,983	4,886	Interest rate, foreign exchange
Other liabilities (16)	61,201	20,831	40,370	Interest rate
Subordinated debentures	7,889	–	7,889	Interest rate
Liabilities not subject to market risk (17)	11,103
Total liabilities	$1,029,274	$456,881	$561,290
Total equity	$57,421
Total liabilities and equity	$1,086,695

(1)	Traded risk includes FVTPL positions whose revaluation gains and losses are reported in revenue. Market risk measures of VaR, SVaR and Stress testing are used as risk controls for traded risk.
(2)	Non-traded risk includes positions used in the management of the SIRR and other non-trading portfolios. Other material non-trading portfolios include positions from our Insurance business and AFS securities not included in SIRR.

The following footnotes provide additional information on the Non-traded risk amounts:

(3)	Cash and due from banks includes $6,664 million included in SIRR. An additional $1,192 million is included in other risk controls.
(4)	Interest-bearing deposits with banks of $3,435 million are included in SIRR.
(5)	Trading securities include $7,513 million in securities used in the management of the SIRR of RBC Insurance, which is not included in our disclosed SIRR measure.
(6)	Available-for-sale securities of $46,214 million are included in SIRR. An additional $3,384 million are held by our insurance businesses that do not contribute to our disclosed SIRR measures and certain legacy assets.
(7)	Assets purchased under reverse repurchase agreements include $189 million reflected in SIRR.
(8)	Retail loans include $319,658 million reflected in SIRR.
(9)	Wholesale loans include $112,075 million reflected in SIRR. An additional $1,209 million is used in the management of the SIRR of RBC Insurance.
(10)	Investments for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(11)	Other assets include $34,372 million reflected in SIRR. An additional $2,646 million is used in the management of the SIRR of RBC Insurance.
(12)	Assets not subject to market risk include $7,733 million of physical and other assets.
(13)	Deposits include $507,266 million reflected in SIRR.
(14)	Insurance and investment contracts for the account of segregated fund holders are included in the management of the SIRR of RBC Insurance.
(15)	Obligations related to assets sold under repurchase agreements include $160 million reflected in SIRR.
(16)	Other liabilities include $10,119 million used in the management of the SIRR of RBC Insurance, and $30,251 million contribute to our SIRR measure.
(17)	Liabilities not subject to market risk include $11,103 million of payroll related and other liabilities.

Liquidity and funding risk

There have been no material changes to our Liquidity Management Framework from the framework described in our 2014 Annual Report. We continue to maintain liquidity and funding that is appropriate for the execution of our strategy and, as appropriate, modify our risk policies, practices and processes to align with regulatory developments and to position ourselves for prospective regulatory reforms. Our liquidity and funding risk remain well within our risk appetite.

Regulatory environment

In May 2014, OSFI issued the final version of the “Liquidity Adequacy Requirements (LAR)” guideline. The LAR guideline aims to convert the BCBS liquidity requirements, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) liquidity metrics together with monitoring tools, into OSFI guidance and formalize the use of the OSFI-designed Net Cumulative Cash Flow (NCCF) as a supervisory monitoring tool. Consistent with these requirements, we prepare a NCCF report for OSFI on a monthly basis and are submitting monthly LCR and quarterly NSFR results to OSFI as well as Quantitative Impact Study reports on LCR and NSFR for OSFI and BCBS twice a year.

In August 2014, the Government of Canada’s Department of Finance released its bail-in consultation paper “Taxpayer Protection and Bank Recapitalization Regime”. Bail-in regimes are being implemented in a number of jurisdictions following the 2008 financial crisis in an effort to limit taxpayer exposure to potential losses of a failing institution and ensure the institution’s shareholders and

40        Royal Bank of Canada        Second Quarter 2015

creditors remain responsible for bearing such losses. The proposed regime applies only to D-SIBs and focuses on a specific range of liabilities and excludes deposits. In its April 21, 2015 Federal Budget announcement, the Government of Canada confirmed its intention to move forward with the Taxpayer Protection and Bank Recapitalization Regime, although no firm timeline was provided.

In October 2014, the BCBS issued the final standard for NSFR and banks are required to meet the minimum standard by January 1, 2018. A consultative document on “Net stable funding ratio disclosure standards” was released by the BCBS in December 2014 and comments on this consultative document were provided to BCBS in March 2015.

Risk measurement

To monitor and control risk within appropriate tolerances, limits are set on various metrics reflecting a range of time horizons and severity of stress conditions. Risk methodologies and underlying assumptions are periodically reviewed and validated to ensure alignment with our operating environment, expected economic and market conditions, rating agency preferences, regulatory requirements and accepted practices.

Liquidity risk is measured using contractual maturity dates for some assets and liabilities (e.g., wholesale lending and funding) and effective maturity for others. In the effective maturity approach, the liquidity value of assets and liabilities is determined based on observed behavioural or market-based patterns unrelated to contractual maturity. For example, effective maturity may be shorter than contractual maturity if the demonstrated behaviour of the asset suggests that it can be monetized before maturity. Effective maturity for a liability may be longer than contractual maturity if the demonstrated behaviour of the liability suggests that it will be extended or rolled over at maturity. Specific examples include government bonds for assets as they can be quickly and reliably monetized and relationship-based deposits for liabilities where a significant portion is typically assigned core value although contractual maturity dates may be quite short or even legally characterized as available on demand (conversely, demand loans display attributes of longer term assets and are treated accordingly from an effective maturity perspective). Internally derived assumptions consider all relevant material and available data, information and methods of quantifying liquidity risk.

For further details on our methodologies and measurement, refer to the Liquidity and funding risk section of our 2014 Annual Report.

Risk profile

As at April 30, 2015, relationship-based deposits as internally defined, which are the primary source of funding for retail loans and mortgages, were $406 billion or 51% of our total funding (January 31, 2015 – $404 billion or 51%). Funding for highly liquid assets consisted primarily of short-term wholesale funding that reflects the expected monetization period of these assets. This wholesale funding comprised unsecured short-term liabilities of $91 billion and secured (repos and short sales) liabilities of $150 billion, and represented 11% and 19% of total funding as at April 30, 2015, respectively (January 31, 2015 – $97 billion and $154 billion or 12% and 19% of total funding, respectively). Long-term wholesale funding is mostly used to fund less liquid wholesale assets. Additional quantitative information is provided in the Funding section below.

As at April 30, 2015, we held earmarked contingency liquidity assets of $13 billion, of which $8 billion was in U.S. currency and $5 billion was in Canadian currency (January 31, 2015 – $13 billion of which $8 billion was in U.S. currency and $5 billion was in Canadian currency). During the quarter ended April 30, 2015, we held on average $13 billion, of which $8 billion was in U.S. currency and $5 billion was in Canadian currency (January 31, 2015 – $12 billion of which $7 billion was in U.S. currency and $5 billion was in Canadian currency). We also held a derivatives pledging liquid asset buffer of US$4 billion as at April 30, 2015 to mitigate the volatility of our net pledging requirements for derivatives trading (January 31, 2015 – US$4 billion). This buffer averaged US$4 billion during the quarter ended April 30, 2015 (January 31, 2015 – US$4 billion). These assets are included in our high-quality liquid asset (HQLA) pool, which is discussed below.

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR), is a Basel III metric that measures the sufficiency of HQLA available to meet net short-term financial obligations over a thirty day period in an acute stress scenario. The BCBS regulatory minimum coverage level for LCR is currently 60%, increasing each year to 100% by January 2019. In May 2014, OSFI released the final “Liquidity Adequacy Requirements (LAR)” guideline and adopted a minimum LCR requirement of 100% for Canadian banks, effective January 1, 2015.

In July 2014, OSFI released the final guideline on “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (LCR)”, implementing without change the BCBS LCR Disclosure Standards. OSFI requires Canadian banks to disclose the LCR beginning in Q2 2015. LCR is disclosed using the standard Basel disclosure template and is calculated using the average of month-end positions during the quarter.

Royal Bank of Canada        Second Quarter 2015        41

Liquidity coverage ratio common disclosure template (1)

(Millions of Canadian dollars, except percentage amount)	Total unweighted value (average)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		199,052
Cash outflows
Retail deposits and deposits from small business customers, of which: (2)	167,940	12,644
Stable deposits (3)	59,301	1,780
Less stable deposits	108,639	10,864
Unsecured wholesale funding, of which:	208,522	92,455
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	90,446	21,643
Non-operational deposits	101,514	54,250
Unsecured debt	16,562	16,562
Secured wholesale funding		24,926
Additional requirements, of which:	166,313	39,689
Outflows related to derivative exposures and other collateral requirements	30,536	8,342
Outflows related to loss of funding on debt products	6,131	6,131
Credit and liquidity facilities	129,646	25,216
Other contractual funding obligations (5)	75,575	75,575
Other contingent funding obligations (6)	383,006	6,285
Total cash outflows		251,574
Cash inflows
Secured lending (e.g. reverse repos)	134,544	39,823
Inflows from fully performing exposures	11,203	7,330
Other cash inflows	25,055	25,055
Total cash inflows		72,208

		Total adjusted value
Total HQLA		199,052
Total net cash outflows		179,366
Liquidity coverage ratio		111%

(1)	LCR is calculated using OSFI LAR and BCBS liquidity coverage ratio requirements.
(2)	Excludes deposits with 0% cash outflow rates.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from non-retail and non-small and medium-sized enterprise customers are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% - 5%).

We manage our LCR position within a target range that reflects management’s liquidity risk tolerance and takes into account business mix, asset composition and funding capabilities. The range is subject to periodic review in light of changes to internal requirements and external developments.

We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices ensure that the levels of HQLA are actively managed, including contingency and cash management liquid assets, to meet our target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 76% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

LCR captures cash flows from on- and off-balance sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from application of withdrawal and non-renewal factors to demand and term deposits which are differentiated by client type (wholesale, retail and small- and medium-sized enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA securities.

LCR does not reflect any market funding capacity that management believes would be available to the Bank in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.

Liquidity reserve and asset encumbrance

As recommended by the Enhanced Disclosure Task Force (EDTF), the following tables provide summaries of our liquidity reserve and asset encumbrance. Unencumbered assets represent, for the most part, a ready source of funding that can be accessed quickly, when required. In the Liquidity reserve table, available liquid assets consist of on-balance sheet cash and securities holdings as well as securities received as collateral from securities financing (reverse repos and off-balance sheet collateral swaps) and derivative transactions and constitute the preferred source for quickly accessing liquidity. The other component of our liquidity reserve consists primarily of uncommitted and undrawn central bank credit facilities that could be accessed under exceptional circumstances provided certain pre-conditions could be met and where advances could be supported by eligible assets (e.g. certain unencumbered loans) not included in the liquid assets category. The Asset encumbrance table provides a comprehensive view of the assets available to the Bank, not just the liquidity reserve, and identifies assets already pledged as well as those available for use as collateral (including unencumbered assets from the Liquidity reserve table) for secured funding purposes. Less liquid assets such as mortgages and credit card receivables can in part be monetised although require more lead time relative to liquid assets. As at April 30, 2015, our assets

42        Royal Bank of Canada        Second Quarter 2015

available as collateral comprised 62% of our total liquid assets. For the purpose of constructing the following tables, encumbered assets include: (i) bank-owned liquid assets that are either pledged as collateral (e.g., repo financing and derivative pledging) or not freely available due to regulatory or internal policy requirements (e.g., earmarked to satisfy mandatory reserve or local capital adequacy requirements and to maintain continuous access to payment and settlement systems); (ii) securities received as collateral from securities financing and derivative transactions which have either been re-hypothecated where permissible (e.g., to obtain financing through repos or to cover securities sold short) or have no liquidity value since re-hypothecation is prohibited; and (iii) illiquid assets that have been securitized and sold into the market or that have been pledged as collateral in support of structured term funding vehicles. We do not include encumbered assets as a source of available liquidity in measuring liquidity risk. Unencumbered assets are the difference between total and encumbered assets from both on- and off-balance sheet sources.

Liquidity reserve (1)

	As at April 30, 2015
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$14,655	$–	$14,655	$1,179	$13,476
Deposits in other banks available overnight	3,640	–	3,640	572	3,068
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	244,976	19,133	264,109	137,090	127,019
Other (2)	145,227	31,928	177,155	76,169	100,986

Liquidity assets eligible at central banks (not included above) (4)	64	–	64	–	64
Undrawn credit lines granted by central banks (5)	9,420	–	9,420	–	9,420
Other assets eligible as collateral for discount (6)	125,311	–	125,311	–	125,311
Other liquid assets (7)	18,571	–	18,571	18,571	–
Total liquid assets	$561,864	$51,061	$612,925	$233,581	$379,344

	As at January 31, 2015
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and holding at central banks	$15,810	$–	$15,810	$1,232	$14,578
Deposits in other banks available overnight	3,823	–	3,823	466	3,357
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2), (3)	259,236	20,862	280,098	139,408	140,690
Other (2)	140,288	30,005	170,293	77,021	93,272

Liquidity assets eligible at central banks (not included above) (4)	65	–	65	–	65
Undrawn credit lines granted by central banks (5)	8,937	–	8,937	–	8,937
Other assets eligible as collateral for discount (6)	124,767	–	124,767	–	124,767
Other liquid assets (7)	20,465	–	20,465	20,465	–
Total liquid assets	$573,391	$50,867	$624,258	$238,592	$385,666

	As at
(Millions of Canadian dollars)	April 30 2015	January 31 2015
Royal Bank of Canada	$231,244	$228,364
Foreign branches	54,522	56,086
Subsidiaries	93,578	101,216
Total unencumbered liquid assets	$379,344	$385,666

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	The Bank-owned liquid assets amount includes securities owned outright by the bank or acquired via on-balance sheet securities finance transactions.
(3)	Includes liquid securities issued by provincial governments and U.S. government sponsored entities working under U.S. Federal government’s conservatorship (e.g. Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(4)	Includes Auction Rate Securities.
(5)	Includes loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. Amounts are face value and would be subject to collateral margin requirements applied by the Federal Reserve Bank to determine collateral value/borrowing capacity. Access to the discount window borrowing program is conditional on meeting requirements set by the Federal Reserve Bank and borrowings are typically expected to be infrequent and due to uncommon occurrences requiring temporary accommodation.
(6)	Represents our unencumbered Canadian dollar non-mortgage loan book (at face value) that could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its Emergency Lending Assistance (ELA) program. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously impaired, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate further market liquidity disruption.
(7)	Represents pledges related to OTC and exchange traded derivative transactions.

Q2 2015 vs. Q1 2015

Total liquid assets decreased $11 billion or 2%, mainly due to the impact of foreign currency translation and shifts in client collateral mix.

Royal Bank of Canada        Second Quarter 2015        43

Asset encumbrance (1)

	As at
	April 30 2015					January 31 2015
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)	Pledged as collateral	Other (2)	Available as collateral (3)	Other (4)	Total (5)
Cash and due from banks	$476	$1,179	$16,430	$308	$18,393	$364	$1,231	$18,102	$330	$20,027
Interest-bearing deposits with banks	97	–	4,305	–	4,402	102	–	3,764	–	3,866
Securities
Trading	71,567	–	96,657	1,539	169,763	76,389	–	103,324	1,412	181,125
Available-for-sale	7,138	73	43,333	2,336	52,880	7,542	66	39,629	2,361	49,598
Assets purchased under reverse repurchase agreements and securities borrowed	144,959	–	86,827	9,415	241,201	149,773	–	82,889	5,863	238,525
Loans
Retail
Mortgage securities (6)	35,982	–	31,869	–	67,851	38,271	–	31,925	–	70,196
Mortgage loans (6)	28,323	–	–	126,311	154,634	25,864	–	–	125,498	151,362
Non-mortgage loans	10,250	–	96,045	7,284	113,579	9,657	–	96,002	9,286	114,945
Wholesale	–	–	38,687	75,596	114,283	–	–	37,702	76,062	113,764
Allowance for loan losses	–	–	–	(2,037)	(2,037)	–	–	–	(2,057)	(2,057)
Segregated fund net assets	–	–	–	780	780	–	–	–	719	719
Other – Derivatives	–	–	–	107,004	107,004	–	–	–	150,564	150,564
– Others (7)	18,571	–	–	48,701	67,272	20,465	–	–	48,548	69,013
Total assets	$317,363	$1,252	$414,153	$377,237	$1,110,005	$328,427	$1,297	$413,337	$418,586	$1,161,647

(1)	Information is provided from an enterprise-wide perspective and amounts shown are based on face value. In managing liquidity risk, we consider legal, regulatory, tax and other constraints that may impede transferability of liquidity among RBC units.
(2)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(3)	Includes loans that could be used to collateralize central bank advances. Our unencumbered Canadian dollar non-mortgage loan book (at face value) could, subject to satisfying conditions precedent to borrowing and application of prescribed collateral margin requirements, be pledged to the Bank of Canada for advances under its ELA program. We also lodge loans that qualify as eligible collateral for the discount window facility available to us at the Federal Reserve Bank of New York. ELA and other central bank facilities are not considered sources of available liquidity in our normal liquidity risk profile but could in extraordinary circumstances, where normal market liquidity is seriously disrupted, allow us and other banks to monetize assets eligible as central bank collateral to meet requirements and mitigate market liquidity dislocations.
(4)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered readily available since they may not be acceptable at central banks or for other lending programs.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance sheet securities financing and derivative transactions.
(6)	Amounts have been revised from those previously disclosed.
(7)	The Pledged as collateral amounts relate to OTC and exchange traded derivative transactions.

Other sources of liquidity that could be available to mitigate stressed conditions include: (i) our unused wholesale funding capacity, which is regularly assessed using an established methodology that is periodically reviewed and, as necessary, revised, and (ii) central bank borrowing facilities if, in extraordinary circumstances, market sources were not sufficient to allow us to monetize our assets available as collateral to meet our requirements (e.g., Bank of Canada, Federal Reserve Bank, Bank of England, and Bank of France).

Funding

Funding strategy

Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal and, to a lesser extent, commercial and institutional deposits, is the foundation of our structural liquidity position.

Deposit profile

Core deposits consist of our own statistically derived liquidity adjusted estimates of the highly stable portions of our relationship-based balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year and as at April 30, 2015 represented 67% of our total deposits (January 31, 2015 – 67%). Over the past quarter, core deposit growth of about 3% was attributable to increases in both longer term wholesale funding issuance and relationship deposits. For further details on the gross dollar amounts of our relationship-based deposits and our wholesale funding maturity schedule, refer to the Risk profile section and the following Composition of wholesale funding table, respectively.

Long-term debt issuance

Our wholesale funding activities are well-diversified by geography, investor segment, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks, and take appropriate and timely actions. We maintain a number of longer-term debt issuance programs. The following table summarizes these programs with their authorized limits by geography.

44        Royal Bank of Canada        Second Quarter 2015

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf – $15 billion	• SEC Registered Medium Term Note Program – US$40 billion	• European Debt Issuance Program – US$40 billion

	• SEC Registered Covered Bond Program – US$12 billion (1)	• Covered Bond Program – Euro 23 billion

• Japanese Issuance Programs – JPY 1 trillion

(1)	On April 22, 2015, we filed a Registration Statement on Form F-3 with the SEC which if declared effective by the SEC will increase the size of our SEC Registered Covered Bond Program to US$15 billion.

We also raise long-term funding using Canadian Deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, credit card receivable-backed securities, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms). We continuously evaluate expansion into new markets and untapped investor segments against relative issuance costs since diversification expands our wholesale funding flexibility and minimizes funding concentration and dependency, and generally reduces financing costs. As presented in the following charts, our current long-term debt profile is well diversified by currency as well as by type of long-term funding products. Maintaining competitive credit ratings is also critical to cost-effective funding.

(1) Mortgage-backed securities and Canada Mortgage Bonds

Royal Bank of Canada        Second Quarter 2015        45

The following table provides our composition of wholesale funding and represents our enhanced disclosure in response to EDTF recommendations.

Composition of wholesale funding (1)

	As at April 30, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,361	$22	$24	$60	$4,467	$–	$–	$4,467
Certificates of deposit and commercial paper	5,536	8,427	7,608	16,327	37,898	3,180	48	41,126
Asset-backed commercial paper (3)	1,048	2,175	3,390	4,229	10,842	–	–	10,842
Senior unsecured medium-term notes (4)	1,071	1,728	1,348	10,948	15,095	19,393	37,620	72,108
Senior unsecured structured notes (5)	291	657	519	935	2,402	776	5,190	8,368
Mortgage securitization	113	654	891	1,784	3,442	3,287	16,509	23,238
Covered bonds/asset-backed securities (6)	1,229	665	698	2,024	4,616	6,303	24,837	35,756
Subordinated liabilities	–	1,500	–	1,500	3,000	–	4,643	7,643
Other (7)	3,701	118	969	1,420	6,208	39	4,106	10,353
Total	$17,350	$15,946	$15,447	$39,227	$87,970	$32,978	$92,953	$213,901
Of which:
– Secured	$5,804	$3,494	$4,980	$8,037	$22,315	$9,590	$41,346	$73,251
– Unsecured	11,546	12,452	10,467	31,190	65,655	23,388	51,607	140,650

(Millions of Canadian dollars)	As at January 31, 2015
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,453	$90	$26	$63	$4,632	$–	$–	$4,632
Certificates of deposit and commercial paper	4,838	8,976	13,371	12,091	39,276	5,715	–	44,991
Asset-backed commercial paper (3)	385	1,777	3,522	4,451	10,135	–	–	10,135
Senior unsecured medium-term notes (4)	444	3,276	2,875	8,625	15,220	18,445	35,183	68,848
Senior unsecured structured notes (5)	140	373	952	1,045	2,510	550	5,568	8,628
Mortgage securitization	24	905	957	1,827	3,713	3,408	16,462	23,583
Covered bonds/asset-backed securities (6)	9	2,372	1,900	2,218	6,499	6,337	19,402	32,238
Subordinated liabilities	–	–	1,500	1,500	3,000	–	4,705	7,705
Other (7)	3,793	506	154	2,152	6,605	51	4,364	11,020
Total	$14,086	$18,275	$25,257	$33,972	$91,590	$34,506	$85,684	$211,780
Of which:
– Secured	$3,836	$5,053	$6,380	$8,496	$23,765	$9,745	$35,864	$69,374
– Unsecured	10,250	13,222	18,877	25,476	67,825	24,761	49,820	142,406

(1)	Excludes bankers’ acceptances.
(2)	Only includes deposits raised by treasury. Excludes deposits associated with services we provide to these banks (e.g., custody, cash management).
(3)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(4)	Includes deposit notes.
(5)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(6)	Includes credit card, auto and mortgages.
(7)	Includes tender option bonds (secured) of $3,341 million (January 31, 2015 – $3,419 million), bearer deposit notes (unsecured) of $3,180 million (January 31, 2015 – $3,528 million) and other long-term structured deposits (unsecured) of $3,832 million (January 31, 2015 – $4,073 million).

46        Royal Bank of Canada        Second Quarter 2015

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance sheet items at their carrying value (i.e. amortized cost or fair value) at the balance sheet date and have been enhanced in response to EDTF recommendations. Off-balance sheet items are allocated based on the expiry date of the contract.

Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modeling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement section.

Contractual maturities of financial assets, financial liabilities and off-balance sheet items

	As at April 30, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$19,619	$34	$1	$–	$252	$–	$–	$–	$2,889	$22,795
Securities
Trading (1)	108,623	30	41	40	30	230	532	5,850	54,387	169,763
Available-for-sale	1,939	5,586	427	1,383	813	4,537	22,646	13,768	1,781	52,880
Assets purchased under reverse repurchase agreements and securities borrowed	73,307	30,490	23,857	6,906	13,767	4,794	–	–	10,247	163,368
Loans (net of allowance for loan losses)	19,813	12,004	11,021	17,523	17,977	65,644	185,800	31,306	87,222	448,310
Other
Customers’ liability under acceptances	9,833	2,562	125	73	35	8	1	–	–	12,637
Derivatives	5,911	7,221	4,118	5,534	2,644	9,504	24,227	47,838	7	107,004
Other financial assets	25,200	1,268	505	353	86	276	328	910	1,014	29,940
Total financial assets	$264,245	$59,195	$40,095	$31,812	$35,604	$84,993	$233,534	$99,672	$157,547	$1,006,697
Other non-financial assets	3,078	816	343	985	283	593	1,499	2,488	15,390	25,475
Total assets	$267,323	$60,011	$40,438	$32,797	$35,887	$85,586	$235,033	$102,160	$172,937	$1,032,172
Liabilities and equity
Deposits (2)
Unsecured borrowing	$39,128	$20,886	$26,492	$29,849	$26,860	$40,189	$46,806	$12,874	$318,849	$561,933
Secured borrowing	2,296	3,988	5,711	4,312	4,473	10,008	21,515	9,176	–	61,479
Covered bonds	–	–	–	1,809	–	3,311	19,432	3,587	–	28,139
Other
Acceptances	9,833	2,562	125	73	35	8	1	–	–	12,637
Obligations related to securities sold short	54,314	–	–	–	–	–	–	–	–	54,314
Obligations related to assets sold under repurchase agreements and securities loaned	70,816	3,050	970	434	92	400	–	–	5,445	81,207
Derivatives	4,627	8,342	4,479	6,703	3,150	13,006	26,869	45,041	2	112,219
Other financial liabilities	22,764	1,485	571	374	277	242	633	4,288	354	30,988
Subordinated debentures	–	–	–	–	–	–	–	7,795	–	7,795
Total financial liabilities	$203,778	$40,313	$38,348	$43,554	$34,887	$67,164	$115,256	$82,761	$324,650	$950,711
Other non-financial liabilities	1,151	398	262	1,908	168	795	2,385	8,810	7,337	23,214
Equity	–	–	–	–	–	–	–	–	58,247	58,247
Total liabilities and equity	$204,929	$40,711	$38,610	$45,462	$35,055	$67,959	$117,641	$91,571	$390,234	$1,032,172
Off-balance sheet items
Financial guarantees	$496	$2,793	$1,799	$2,894	$2,168	$5,022	$3,104	$224	$62	$18,562
Lease commitments	58	116	171	170	167	605	1,185	1,309	–	3,781
Commitments to extend credit	2,931	6,682	6,810	6,850	7,097	23,735	118,190	12,360	2,338	186,993
Other commitments	150	660	617	647	2,737	215	759	270	70,389	76,444
Total off-balance sheet items	$3,635	$10,251	$9,397	$10,561	$12,169	$29,577	$123,238	$14,163	$72,789	$285,780

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Royal Bank of Canada        Second Quarter 2015        47

	As at January 31, 2015
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$20,003	$146	$14	$–	$265	$–	$–	$–	$3,465	$23,893
Securities
Trading (1)	115,175	29	43	42	42	210	536	5,957	59,091	181,125
Available-for-sale	3,660	4,059	496	691	1,304	3,397	19,163	14,922	1,906	49,598
Assets purchased under reverse repurchase agreements and securities borrowed	73,652	33,272	25,166	6,865	12,517	4,575	–	–	7,526	163,573
Loans (net of allowance for loan losses)	20,108	10,033	11,760	15,127	18,363	72,687	181,610	31,398	87,124	448,210
Other
Customers’ liability under acceptances	9,390	2,138	181	9	41	17	6	–	–	11,782
Derivatives	13,564	13,786	6,361	4,768	7,246	13,476	31,266	60,088	9	150,564
Other financial assets	27,749	680	491	196	201	286	339	926	964	31,832
Total financial assets	$283,301	$64,143	$44,512	$27,698	$39,979	$94,648	$232,920	$113,291	$160,085	$1,060,577
Other non-financial assets	2,626	968	593	404	1,058	620	1,419	2,606	15,824	26,118
Total assets	$285,927	$65,111	$45,105	$28,102	$41,037	$95,268	$234,339	$115,897	$175,909	$1,086,695
Liabilities and equity
Deposits (2)
Unsecured borrowing	$44,384	$25,937	$25,858	$21,326	$31,256	$41,963	$46,291	$11,013	$317,412	$565,440
Secured borrowing	450	2,975	6,849	6,043	4,045	10,665	20,252	10,342	–	61,621
Covered bonds	–	2,763	–	–	1,907	3,470	15,664	3,842	–	27,646
Other
Acceptances	9,390	2,138	181	9	41	17	6	–	–	11,782
Obligations related to securities sold short	59,485	–	–	–	–	–	–	–	–	59,485
Obligations related to assets sold under repurchase agreements and securities loaned	70,963	3,425	1,181	585	456	–	–	–	4,691	81,301
Derivatives	12,575	13,394	7,447	4,575	8,551	15,312	33,993	57,018	4	152,869
Other financial liabilities	29,244	806	296	276	394	258	666	4,585	398	36,923
Subordinated debentures	–	–	–	–	–	–	–	7,889	–	7,889
Total financial liabilities	$226,491	$51,438	$41,812	$32,814	$46,650	$71,685	$116,872	$94,689	$322,505	$1,004,956
Other non-financial liabilities	2,668	367	255	66	1,345	878	2,180	8,799	7,760	24,318
Equity	–	–	–	–	–	–	–	–	57,421	57,421
Total liabilities and equity	$229,159	$51,805	$42,067	$32,880	$47,995	$72,563	$119,052	$103,488	$387,686	$1,086,695
Off-balance sheet items
Financial guarantees	$1,049	$1,552	$3,514	$1,659	$3,399	$5,061	$2,997	$234	$67	$19,532
Lease commitments	59	119	175	172	171	634	1,226	1,329	–	3,885
Commitments to extend credit	3,540	6,609	6,481	8,368	7,653	23,839	120,861	11,593	2,464	191,408
Other commitments	213	494	817	763	2,410	464	633	295	63,962	70,051
Total off-balance sheet items	$4,861	$8,774	$10,987	$10,962	$13,633	$29,998	$125,717	$13,451	$66,493	$284,876

(1)	Trading debt securities classified as fair value through profit or loss have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base, as explained in the preceding Deposit profile section, for our operations and liquidity needs.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are primarily dependent upon maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and are based on their methodologies. Ratings are subject to change from time to time, based on a number of factors including, but not limited to, our financial strength, competitive position and liquidity and other factors not completely within our control.

On January 23, 2015, Fitch Ratings affirmed our ratings with a stable outlook along with the ratings of the other six largest Canadian banks.

On April 30, 2015, Moody’s affirmed our ratings with a negative outlook along with the ratings of the other six largest Canadian banks.

On May 20, 2015, Dominion Bond Rating Services (DBRS) revised the outlook on our senior and subordinated debt ratings to negative from stable, along with the ratings of the other six largest Canadian banks. The outlook revision is linked to DBRS’ view that expected changes in Canadian legislation and regulation imply that the potential for timely systemic support for D-SIBs is declining.

The following table presents our major credit ratings(1) and outlooks as at May 27, 2015:

Credit ratings

As at May 27, 2015
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa3	negative
Standard & Poor’s	A-1+	AA-	negative
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	negative	(2)
(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.
(2)	On May 20, 2015, DBRS revised the outlook on our senior and subordinated debt to negative from stable.

48        Royal Bank of Canada        Second Quarter 2015

Additional contractual obligations for rating downgrades

A lowering of our credit rating may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of ratings triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs. The following table presents the additional collateral obligations required at the reporting date in the event of a one-, two- or three-notch downgrade to our credit ratings. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically as a result of several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark to market of positions with collateralized counterparties moving from a negative to a positive position. There is no outstanding senior debt issued in the market that contains rating triggers which would lead to early prepayment of principal.

Additional contractual obligations for rating downgrades

	As at
	April 30 2015			January 31 2015
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$661	$140	$878	$661	$144	$972
Other contractual funding or margin requirements (1)	403	70	–	402	38	–
(1)	Includes GICs issued by our municipal markets business out of New York and London.

Capital management

We continue to manage our capital in accordance with our Capital Management Framework as described in our 2014 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments in order to ensure timely and accurate compliance with these requirements.

OSFI expects Canadian banks to currently meet the “all-in” targets (minimum ratios plus the capital conservation buffer – January 1, 2019 BCBS requirements) for CET1, Tier 1 and Total capital ratios. The CVA capital charge is phased in over a five-year period beginning 2014 and ending December 31, 2018 to ensure an implementation similar to that in other countries. In accordance with the guidance, there are two possible options to phase in the CVA capital charge. Under the option selected by RBC, option 1, CVA increased RWA for purposes of calculating CET1, Tier 1 and Total Capital ratios in accordance with each ratio scalar. The scalars increase each year and will reach 100% by the end of 2018. The 2015 CET1, Tier 1 and Total Capital ratios phase-in scalars are 64%, 71% and 77%, respectively. OSFI released the list of six Canadian banks, including RBC, which are designated as D-SIBs in March 2013, for which an additional 1% risk-weighted capital surcharge will be required commencing January 1, 2016.

Banks are required to disclose the leverage ratio and its components, which has replaced the OSFI Assets-to-capital multiple (ACM), effective the first fiscal quarter of 2015. The leverage ratio is defined as the capital measure divided by the exposure measure. The capital measure is currently defined as Tier 1 capital and the exposure measure is the sum of (a) on-balance sheet exposures; (b) derivative exposures; (c) securities financing transaction (SFT) exposures; and (d) off-balance sheet items. Banks are expected to maintain a leverage ratio that meets or exceeds 3% at all times.

Per OSFI advisory “Global systemically important banks (G-SIBs) – Public disclosure requirements”, all federally-regulated banks with a Basel III leverage ratio total exposure exceeding EUR 200 billion are required to disclose, at a minimum, the twelve indicators used in the G-SIB assessment methodology, with the goal of enhancing the transparency of the relative scale of banks’ potential global systemic importance and data quality. In the first quarter of 2015, Canadian banks, including RBC, that meet the BCBS size threshold and were not designated as G-SIBs in the previous year are required to disclose in their report to shareholders the twelve indicators only (not the full template) for financial year ends 2013 and 2014. For subsequent year ends, disclosure should be made as part of a bank’s annual report to shareholders.

In December 2014, BCBS issued the final standards on the revised securitization framework, which aim to strengthen the capital standards for securitization exposures held in the banking book, with an effective date of January 2018.

The BCBS also issued two consultative papers in December 2014 “Capital floor: the design of a framework based on standardized approaches” and “Revisions to the standardized approach for credit risk”. The capital floor consultative document focuses on the design of a capital floor framework based on the standardized approach, with the objective to mitigate model risk and measurement error stemming from internal models and enhance comparability of capital across banks. This framework will replace the current transitional floor, which is based on the Basel I standard. The revisions to the standardized approach for credit risk document is designed to strengthen the existing regulatory capital framework, with the objective of reducing reliance on external credit ratings, increasing risk sensitivity, and increasing comparability of capital requirements to the IRB approach. These revisions will as a result increase the comparability of capital requirements between banks using the standardized approach.

We will continue to monitor and assess the capital impact of these regulatory developments.

Royal Bank of Canada        Second Quarter 2015        49

The following table provides a summary of OSFI regulatory target ratios under Basel III.

Basel III Capital ratios and leverage	OSFI regulatory target requirements for large banks under Basel III					RBC capital and leverage ratios as at April 30, 2015	Meet or exceed OSFI regulatory target ratios
	Minimum	Capital Conservation Buffer	Minimum including Capital Conservation Buffer	D-SIBs Surcharge (1)	Minimum including Capital Conservation Buffer and D-SIBs surcharge (1)
Common Equity Tier 1	> 4.5%	2.5%	> 7.0%	1.0%	> 8.0%	10.0%	✓
Tier 1 capital	> 6.0%	2.5%	> 8.5%	1.0%	> 9.5%	11.6%	✓
Total capital	> 8.0%	2.5%	> 10.5%	1.0%	> 11.5%	13.5%	✓
Leverage ratio	> 3.0%	n.a.	> 3.0%	n.a.	> 3.0%	4.0%	✓
(1)	The D-SIBs surcharge will be applicable to risk-weighted capital commencing January 1, 2016.

The following table provides details on our regulatory capital, RWA and capital ratios. Our capital position remained strong during the quarter and our capital ratios remain well above OSFI regulatory targets.

Regulatory capital, RWA and capital ratios

Regulatory capital, risk-weighted assets (RWA) and capital ratios
	As at
(Millions of Canadian dollars, except percentage and multiple amounts and as otherwise noted)	April 30 2015	January 31 2015	October 31 2014	April 30 2014
Capital (1)
CET1 capital	$39,608	$38,902	$36,406	$33,756
Tier 1 capital	45,989	44,917	42,202	39,725
Total capital	53,932	52,953	50,020	46,237
Risk-weighted assets (RWA) used in calculation of capital ratios (1), (2)
CET1 capital RWA	396,874	405,307	368,594	349,094
Tier 1 capital RWA	398,014	406,722	369,976	349,094
Total capital RWA	398,992	407,934	372,050	349,094

Total capital RWA consisting of: (1)
Credit risk	$306,831	$314,163	$286,327	$258,275
Market risk	42,915	45,623	38,460	46,104
Operational risk	49,246	48,148	47,263	44,715
Total capital RWA	$398,992	$407,934	$372,050	$349,094
Capital ratios, Leverage ratio and multiples (1), (3)
CET1 ratio	10.0%	9.6%	9.9%	9.7%
Tier 1 capital ratio	11.6%	11.0%	11.4%	11.4%
Total capital ratio	13.5%	13.0%	13.4%	13.2%
Assets-to-capital multiple (4)	n.a.	n.a.	17.0X	17.5X
Gross-adjusted assets (GAA) (billions)	n.a.	n.a.	$885.0	$849.8
Leverage ratio	4.0%	3.8%	n.a.	n.a.
Leverage ratio exposure (billions)	$1,137.8	$1,178.9	n.a.	n.a.

(1)	Capital, RWA and capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements based on the Basel III framework. Leverage ratios are calculated using OSFI Leverage Ratio Return based on the Basel III framework. Effective the first quarter of 2015, the leverage ratio has replaced the ACM. The leverage ratio is a regulatory measure under the Basel III framework and is not applicable (n.a.) for periods prior to Q1 2015. Capital ratios presented above are on an “all-in” basis.
(2)	For Q1 and Q2, 2014, CVA scalar of 57% was applied to CET1, Tier 1 and Total Capital. Effective Q3 2014, different scalars were applied to the CVA included in each of the three tiers of capital. In Q3 and Q4, 2014, the CVA scalars 57%, 65% and 77% were applied to CET1, Tier 1 and Total Capital respectively. The CVA scalars are 64%, 71% and 77% in fiscal 2015.
(3)	To enhance comparability among other global financial institutions, the following are our transitional capital and leverage ratios. The transitional CET1, Tier 1, Total capital and leverage ratios as at April 30, 2015 were 11.6%, 11.8%, 13.7% and 4.2% respectively. Transitional is defined as capital calculated according to the current year’s phase-in of regulatory adjustments and phase-out of non-qualifying capital instruments.
(4)	Assets-to-capital multiples and GAA were calculated on a transitional basis in the prior periods.

50        Royal Bank of Canada        Second Quarter 2015

Q2 2015 vs. Q1 2015

(1)	Represents round figures.
(2)	Internal capital generation includes $1.2 billion which represents Net income available to shareholders less common and preferred shares dividends.

Q2 2015 vs. Q1 2015

Our CET1 ratio was 10.0%, up 40 bps from last quarter, mainly reflecting internal capital generation and the impact of a higher discount rate in determining our pension and other post-employment benefit obligations.

CET1 capital RWA decreased $8 billion, mainly driven by the impact of foreign exchange translation.

Our Tier 1 capital ratio of 11.6% was up 60 bps, mainly due to the factors noted under CET1 ratio, and the issuance of preferred shares.

Our Total capital ratio of 13.5% was up 50 bps, mainly reflecting the factors noted under the Tier 1 capital ratio.

Our Leverage ratio of 4.0% was up 20 bps, mainly due to internal capital generation, the impact of a higher discount rate in determining our pension and other post-employment benefit obligations, and the issuance of preferred shares.

Q2 2015 vs. Q4 2014

Our CET1 ratio was up 10 bps from October 31, 2014, mainly reflecting internal capital generation, partially offset by higher RWA reflecting business growth and the net impact of foreign exchange translation.

CET1 capital RWA increased $28 billion, mainly due to business growth largely in our loan book and the impact of foreign exchange translation.

Our Tier 1 capital ratio was up 20 bps, mainly reflecting the factors noted under CET1 ratio, and the net issuance of preferred shares.

Our Total capital ratio was up 10 bps, mainly reflecting the factors noted under the Tier 1 capital ratio.

Selected capital management activity

The following table provides our selected capital management activity for the three and six months ended April 30, 2015.

Selected capital management activity
	For the three months ended April 30, 2015		For the six months ended April 30, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1 capital
Common shares issued
Stock options exercised (1)	510	$25	869	$45
Issuance of preferred shares Series BD (2), (3), (4)	–	–	24,000	600
Issuance of preferred shares Series BF (2), (3), (4)	12,000	300	12,000	300
Redemption of preferred shares Series AX	–	–	(13,000)	(325)
Tier 2 capital
Maturity of November 14, 2014 subordinated debentures (2)		–		(200)

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(2)	For further details, refer to Note 10 of our Condensed Financial Statements.
(3)	Based on gross amount.
(4)	NVCC capital instruments.

Royal Bank of Canada        Second Quarter 2015        51

Selected share data (1)

	As at April 30, 2015
(Millions of Canadian dollars, except number of shares)	Number of shares (000s)	Amount	Dividends declared per share
Common shares outstanding	1,443,102	$14,556	$0.77
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300	0.31
Non-cumulative Series AA	12,000	300	0.28
Non-cumulative Series AB	12,000	300	0.29
Non-cumulative Series AC	8,000	200	0.29
Non-cumulative Series AD	10,000	250	0.28
Non-cumulative Series AE	10,000	250	0.28
Non-cumulative Series AF	8,000	200	0.28
Non-cumulative Series AG	10,000	250	0.28
Non-cumulative Series AJ (3)	13,579	339	0.22
Non-cumulative Series AK (3)	2,421	61	0.17
Non-cumulative Series AL (3)	12,000	300	0.27
Non-cumulative Series AZ (3), (4)	20,000	500	0.25
Non-cumulative Series BB (3), (4)	20,000	500	0.24
Non-cumulative Series BD (3), (4)	24,000	600	0.28
Non-cumulative Series BF (3), (4)	12,000	300	–
Treasury shares held – preferred	(71)	2
Treasury shares held – common	1,357	(104)
Stock options
Outstanding	8,504
Exercisable	5,553
Dividends
Common		1,111
Preferred		47

(1)	For further details about our capital management activity, refer to Note 10 of our Condensed Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.
(4)	NVCC capital instruments.

On November 1, 2014, we renewed our normal course issuer bid (NCIB) which permits us to purchase up to 12 million of our common shares. The NCIB expires on October 31, 2015. For the three months and six months ended April 30, 2015, we have not purchased any shares under the 2015 NCIB.

On March 13, 2015, we issued 12 million Non-cumulative 5-Year Rate Reset First Preferred Shares Series BF for gross proceeds of $300 million. Net proceeds will be used for general business purposes.

On April 20, 2015, we announced our intention to redeem all $1.5 billion outstanding 4.35% subordinated debentures due June 15, 2020 for 100% of their principal amount plus accrued interest to the redemption date. The redemption will be financed out of general corporate funds.

As at May 22, 2015, the number of outstanding common shares and stock options was 1,443,101,716 and 8,503,798, respectively, and the number of Treasury shares – preferred and Treasury shares – common was 9,372 and 458,346, respectively.

NVCC provisions require the conversion of our capital instruments into a variable number of common shares in the event that OSFI deems the Bank to be non-viable or a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments preferred shares Series AZ, preferred shares Series BB, preferred shares Series BD, preferred shares Series BF, subordinated debentures due on July 17, 2024 and subordinated debentures due on September 29, 2026 would be converted into RBC common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 993 million RBC common shares, on aggregate, which would represent a dilution impact of 40.76% based on the number of RBC common shares outstanding as at April 30, 2015.

52        Royal Bank of Canada        Second Quarter 2015

Attributed capital

Our methodology for allocating capital to our business segments is based on the higher of fully diversified economic capital and the Basel III regulatory capital requirements. Risk-based capital attribution provides a uniform base for performance measurement among business segments, which compares to our overall corporate return objective and facilitates management decisions in resource allocation in conjunction with other factors. The following outlines our attributed capital.

Attributed capital

	For the three months ended
(Millions of Canadian dollars)	April 30 2015	January 31 2015	October 31 2014	April 30 2014
Credit risk	$16,050	$15,450	$15,250	$13,050
Market risk (trading and non-trading)	3,900	4,200	4,200	3,600
Operational risk	4,800	4,600	4,200	4,300
Business and fixed asset risk	3,050	2,900	2,600	2,750
Insurance risk	550	500	500	550
Goodwill and other intangibles	11,850	11,650	11,400	11,350
Regulatory capital allocation	5,400	4,600	4,200	4,400
Attributed capital	$45,600	$43,900	$42,350	$40,000
Under attribution of capital	5,900	5,350	5,100	5,550
Average common equity	$51,500	$49,250	$47,450	$45,550

Q2 2015 vs. Q1 2015

Attributed capital increased $1.7 billion largely due to an increase in credit, operational and business risks. Credit risk increased mainly reflecting the impact of foreign exchange translation and business growth. Operational and business risks increased mainly due to higher gross revenue. Market risk decreased mainly due to a decrease in non-trading interest rate risk.

We remain well capitalized with current levels of available capital exceeding the attributed capital required to underpin all of our material risks.

Additional financial information

Exposures to selected financial instruments

	As at
	April 30, 2015				April 30, 2014
(Millions of Canadian dollars)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities	$268	$209	$–	$477	$186	$240	$–	$426
Fair value of securities by rating
AAA	$–	$–	$–		$4	$–	$–
AA	18	4	–		37	4	–
A	126	2	–		33	3	–
BBB	5	17	–		25	5	–
Below BBB-	119	186	–		87	228	–
Total	$268	$209	$–	$477	$186	$240	$–	$426
Fair value of securities by vintage
2003 (or before)	$10	$26	$–		$–	$24	$–
2004	30	22	–		8	44	–
2005	33	94	–		84	114	–
2006	135	38	–		57	42	–
2007 and later	60	29	–		37	16	–
Total	$268	$209	$–	$477	$186	$240	$–	$426
Amortized cost of subprime/Alt-A mortgages (whole loans)	$8	$40	$–	$48	$8	$37	$–	$45
Total subprime and Alt-A exposures	$276	$249	$–	$525	$194	$277	$–	$471

Sensitivities of fair value of securities to changes in assumptions:
100bps increase in credit spread	$(10)	$(9)
100bps increase in interest rates	(4)	(28)
20% increase in default rates	(5)	(5)
25% decrease in prepayment rates	(2)	8

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our exposures to U.S. subprime and Alt-A residential mortgages of $525 million represented less than 0.1% of our total assets as at April 30, 2015, compared to $471 million or less than 0.1% last year. The increase of $54 million was primarily due to the impact of foreign exchange translation.

Royal Bank of Canada        Second Quarter 2015        53

Q2 2015 vs. Q2 2014

Our total holdings of RMBS noted in the table above may be exposed to U.S. subprime risk. As at April 30, 2015, our U.S. subprime RMBS exposure of $268 million increased $82 million or 44% from last year, primarily due to the purchase of securities and the impact of foreign exchange translation. Of this exposure, $144 million or 54% of our related holdings were rated A and above, an increase of $70 million from last year due to the purchase of securities and the impact of foreign exchange translation.

As at April 30, 2015, our exposure to U.S. subprime loans of $8 million was flat compared to the prior year.

Of our total portfolio of RMBS, holdings with a fair value of $209 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $31 million from last year primarily due to the redemption of certain securities. Approximately 32% of U.S. Alt-A exposures were issued during 2006 and onwards, which compares to 24% last year. As at April 30, 2015, our exposure to U.S. Alt-A loans of $40 million increased $3 million from last year.

Of our total portfolio of CDOs, we have no holdings that are exposed to U.S. subprime or Alt-A risk. As at April 30, 2015, the fair value of our corporate CDOs of $1,026 million, which were predominantly comprised of corporate collateralized loan obligations, decreased $124 million from last year mainly due to the redemption of certain securities.

Off-balance sheet arrangements

For details on our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2015, refer to the Off-balance sheet arrangements section.

Commercial mortgage-backed securities

The fair value of our total direct holdings of commercial mortgage-backed securities was $162 million as at April 30, 2015.

Assets and liabilities measured at fair value

Our financial instruments carried at fair value are classified as Level 1, 2, or 3, in accordance with the fair value hierarchy set out in IFRS 13 Fair Value Measurement. For further details on the fair value of our financial instruments and transfers between levels of the fair value hierarchy, refer to Note 3 of our audited 2014 Annual Consolidated Financial Statements.

The following table presents the total fair value of each major class of financial assets and financial liabilities measured at fair value and the percentage of the fair value of each class categorized as Level 1, 2, or 3 as at April 30, 2015.

	As at April 30, 2015
(Millions of Canadian dollars, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$169,763	42%	58%	0%	100%
Available-for-sale	49,607	14	79	7	100
Assets purchased under reverse repurchase agreements and securities borrowed	102,395	0	100	0	100
Loans – Wholesale	4,054	0	85	15	100
Derivatives	196,978	1	99	0	100
Financial liabilities
Deposits	$98,687	0%	99%	1%	100%
Obligations related to securities sold short	54,314	66	34	0	100
Obligations related to assets sold under repurchase agreements and securities loaned	71,218	0	100	0	100
Derivatives	201,938	1	98	1	100

(1)	The derivative assets and liabilities presented in the table above do not reflect the impact of netting.

54        Royal Bank of Canada        Second Quarter 2015

Accounting and control matters

Summary accounting policies and estimates

Our Condensed Financial Statements are presented in compliance with International Accounting Standards (IAS) 34 Interim Financial Reporting. The significant accounting policies are described in Note 2 of our Condensed Financial Statements and Note 2 of our 2014 Annual Consolidated Financial Statements.

Changes in accounting policies and disclosure

We have adopted an amended IFRS standard and an IFRS interpretation effective November 1, 2014. These pronouncements include amendments to IAS 32 Financial Instruments: Presentation, and IFRS Interpretations Committee IFRIC Interpretation 21 Levies. Refer to Note 2 of our Condensed Financial Statements for details of these changes.

Future changes in regulatory disclosure

Basel Committee on Banking Supervision revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for the revised Pillar 3 disclosure requirements with the goal of enhancing the transparency and improve comparability and consistency of banks’ capital and risk disclosure. BCBS requires all banks to provide the revised Pillar 3 disclosures by the end of fiscal 2016 and OSFI is expected to issue their domestic guidance for Canadian banks in the fall of 2015.

Controls and procedures

Disclosure controls and procedures

As of April 30, 2015, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2015.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee directors, executives and certain other key employees. For further information, refer to Notes 12 and 29 of our 2014 Annual Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2015        55

EDTF recommendations index

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, issued its report Enhancing the Risk Disclosures of Banks, which included 32 recommendations aimed at achieving transparent, high-quality risk disclosures. As a result, our enhanced disclosures have been provided in our 2014 Annual Report, Q2 2015 Report to Shareholders (RTS) and Supplementary Financial Information package (SFI).

The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	55	107	1
	2	Define risk terminology and measures	—	47-52 199-201	—
	3	Top and emerging risks	—	46-47	—
	4	New regulatory ratios	39-41,48-49	69,85-86	—
Risk governance, risk management and business model	5	Risk management organization	—	47-52	—
	6	Risk culture	—	49-50	—
	7	Risk in the context of our business activities	—	93	—
	8	Stress testing	—	50,63	—
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	48-49	86	—
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet	—	—	21-24
	11	Flow statement of the movements in regulatory capital	—	—	25
	12	Capital strategic planning	—	85-86	—
	13	RWA by business segments	—	—	28
	14	Analysis of capital requirement, and related measurement model information	—	52-55	26-27
	15	RWA credit risk and related risk measurements	—	—	42-44
	16	Movement of risk-weighted assets by risk type	—	—	28
	17	Basel back-testing	—	50,53	42
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	41-42	70-71	—
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	43,48	72 78	—
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	46-47	75-76	—
	21	Sources of funding and funding strategy	43-45	73-74	—
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	38-39	67-68	—
	23	Decomposition of market risk factors	35-37	63-65	—
	24	Market risk validation and back-testing	—	63	—
	25	Primary risk management techniques beyond reported risk measures and parameters	—	63-64	—
Credit risk	26	Bank’s credit risk profile	27-34	52-63	31-44
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	82-83	146-148 100-106	40
	27	Policies for identifying impaired loans		55,97 125	—
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year	—	—	33,37
	29	Quantification of gross notional exposure for OTC derivatives or exchange-traded derivatives	—	53-54	46
	30	Credit risk mitigation, including collateral held for all sources of credit risk	—	54	41
Other	31	Other risk types	—	78-85	—
	32	Publicly known risk events	—	80 185	—

56        Royal Bank of Canada        Second Quarter 2015

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	April 30 2015	January 31 2015	October 31 2014	April 30 2014
Assets
Cash and due from banks	$18,393	$20,027	$17,421	$15,879
Interest-bearing deposits with banks	4,402	3,866	8,399	5,210
Securities (Note 4)
Trading	169,763	181,125	151,380	148,398
Available-for-sale	52,880	49,598	47,768	43,083
	222,643	230,723	199,148	191,481
Assets purchased under reverse repurchase agreements and securities borrowed	163,368	163,573	135,580	133,981
Loans (Note 5)
Retail	336,064	336,503	334,269	324,284
Wholesale	114,283	113,764	102,954	99,035
	450,347	450,267	437,223	423,319
Allowance for loan losses (Note 5)	(2,037)	(2,057)	(1,994)	(1,883)
	448,310	448,210	435,229	421,436
Segregated fund net assets	780	719	675	593
Other
Customers’ liability under acceptances	12,637	11,782	11,462	10,911
Derivatives (Note 6)	107,004	150,564	87,402	72,633
Premises and equipment, net	2,595	2,669	2,684	2,603
Goodwill	8,890	9,153	8,647	8,566
Other intangibles	2,779	2,833	2,775	2,802
Investments in joint ventures and associates	319	345	295	273
Employee benefit assets	84	44	138	299
Other assets	39,968	42,187	30,695	29,229
	174,276	219,577	144,098	127,316
Total assets	$1,032,172	$1,086,695	$940,550	$895,896
Liabilities and equity
Deposits (Note 8)
Personal	$215,903	$216,236	$209,217	$202,670
Business and government	415,311	417,084	386,660	369,206
Bank	20,337	21,387	18,223	19,083
	651,551	654,707	614,100	590,959
Segregated fund net liabilities	780	719	675	593
Other
Acceptances	12,637	11,782	11,462	10,911
Obligations related to securities sold short	54,314	59,485	50,345	50,423
Obligations related to assets sold under repurchase agreements and securities loaned	81,207	81,301	64,331	63,790
Derivatives (Note 6)	112,219	152,869	88,982	73,206
Insurance claims and policy benefit liabilities	9,373	9,440	8,564	8,163
Employee benefit liabilities	2,611	3,078	2,420	2,034
Other liabilities	41,438	48,004	37,309	37,355
	313,799	365,959	263,413	245,882
Subordinated debentures (Note 10)	7,795	7,889	7,859	6,486
Total liabilities	973,925	1,029,274	886,047	843,920
Equity attributable to shareholders
Preferred shares (Note 10)	4,650	4,350	4,075	4,250
Common shares (shares issued – 1,443,101,716, 1,442,592,103, 1,442,232,886 and 1,441,348,556) (Note 10)	14,556	14,531	14,511	14,458
Treasury shares – preferred (shares held - (70,730), (56,760), (1,207) and (11,321))	2	1	–	–
– common (shares held - 1,357,362, 741,617, (891,733) and (1,097,349))	(104)	(57)	71	73
Retained earnings	34,142	32,505	31,615	29,489
Other components of equity	3,185	4,335	2,418	1,913
	56,431	55,665	52,690	50,183
Non-controlling interests	1,816	1,756	1,813	1,793
Total equity	58,247	57,421	54,503	51,976
Total liabilities and equity	$1,032,172	$1,086,695	$940,550	$895,896

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2015        57

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except per share amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Interest income
Loans	$4,130	$4,308	$4,162	$8,438	$8,392
Securities	1,111	1,072	1,006	2,183	1,963
Assets purchased under reverse repurchase agreements and securities borrowed	298	301	235	599	481
Deposits and other	18	21	17	39	34
	5,557	5,702	5,420	11,259	10,870
Interest expense
Deposits and other	1,460	1,501	1,459	2,961	2,917
Other liabilities	477	507	451	984	921
Subordinated debentures	63	63	61	126	123
	2,000	2,071	1,971	4,071	3,961
Net interest income	3,557	3,631	3,449	7,188	6,909
Non-interest income
Insurance premiums, investment and fee income	806	1,892	1,125	2,698	2,407
Trading revenue	359	340	300	699	610
Investment management and custodial fees	943	927	819	1,870	1,631
Mutual fund revenue	716	695	624	1,411	1,259
Securities brokerage commissions	361	365	351	726	692
Service charges	391	392	364	783	728
Underwriting and other advisory fees	559	445	428	1,004	829
Foreign exchange revenue, other than trading	301	154	237	455	405
Card service revenue	192	204	153	396	328
Credit fees	311	245	237	556	524
Net gain on available-for-sale securities (Note 4)	42	27	71	69	94
Share of profit in joint ventures and associates	39	42	40	81	84
Other	253	285	78	538	236
	5,273	6,013	4,827	11,286	9,827
Total revenue	8,830	9,644	8,276	18,474	16,736
Provision for credit losses (Note 5)	282	270	244	552	536
Insurance policyholder benefits, claims and acquisition expense	493	1,522	830	2,015	1,812
Non-interest expense
Human resources (Note 9)	2,996	3,015	2,734	6,011	5,584
Equipment	311	297	288	608	572
Occupancy	356	335	331	691	647
Communications	224	198	211	422	381
Professional fees	204	198	162	402	322
Amortization of other intangibles	178	174	163	352	319
Other	467	403	443	870	894
	4,736	4,620	4,332	9,356	8,719
Income before income taxes	3,319	3,232	2,870	6,551	5,669
Income taxes	817	776	669	1,593	1,376
Net income	$2,502	$2,456	$2,201	$4,958	$4,293
Net income attributable to:
Shareholders	$2,473	$2,434	$2,175	$4,907	$4,242
Non-controlling interests	29	22	26	51	51
	$2,502	$2,456	$2,201	$4,958	$4,293
Basic earnings per share (in dollars) (Note 11)	$1.68	$1.66	$1.47	$3.34	$2.86
Diluted earnings per share (in dollars) (Note 11)	1.68	1.65	1.47	3.33	2.85
Dividends per common share (in dollars)	0.77	0.75	0.71	1.52	1.38

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

58        Royal Bank of Canada        Second Quarter 2015

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Net income	$2,502	$2,456	$2,201	$4,958	$4,293
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	(122)	208	8	86	82
Reclassification of net losses (gains) on available-for-sale securities to income	(20)	–	(24)	(20)	(35)
	(142)	208	(16)	66	47
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(2,116)	4,556	(458)	2,440	2,022
Net foreign currency translation gains (losses) from hedging activities	1,096	(2,605)	232	(1,509)	(1,281)
Reclassification of losses (gains) on foreign currency translation to income	(167)	(11)	–	(178)	(3)
Reclassification of losses (gains) on net investment hedging activities to income	59	10	–	69	3
	(1,128)	1,950	(226)	822	741
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	36	(382)	40	(346)	(78)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	79	151	(2)	230	(5)
	115	(231)	38	(116)	(83)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans (Note 9)	413	(490)	17	(77)	94
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(79)	75	(82)	(4)	(82)
	334	(415)	(65)	(81)	12
Total other comprehensive income (loss), net of taxes	(821)	1,512	(269)	691	717
Total comprehensive income	$1,681	$3,968	$1,932	$5,649	$5,010
Total comprehensive income attributable to:
Shareholders	$1,657	$3,936	$1,906	$5,593	$4,959
Non-controlling interests	24	32	26	56	51
	$1,681	$3,968	$1,932	$5,649	$5,010

The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Income taxes on other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	$(35)	$68	$4	$33	$30
Reclassification of net losses (gains) on available-for- sale securities to income	(5)	2	(2)	(3)	(3)
Unrealized foreign currency translation gains (losses)	(3)	6	(1)	3	4
Net foreign currency translation gains (losses) from hedging activities	387	(922)	82	(535)	(454)
Reclassification of losses (gains) on net investment hedging activities to income	19	4	–	23	1
Net gains (losses) on derivatives designated as cash flow hedges	14	(137)	14	(123)	(28)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	28	54	–	82	(1)
Remeasurements of employee benefit plans	147	(173)	2	(26)	30
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(29)	28	(30)	(1)	(30)
Total income tax expenses (recoveries)	$523	$(1,070)	$69	$(547)	$(451)

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2015        59

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at January 31, 2014	$5,100	$14,442	$–	$33	$28,544	$410	$1,653	$54	$2,117	$50,236	$1,772	$52,008
Changes in equity
Issues of share capital	–	30	–	–	–	–	–	–	–	30	–	30
Common shares purchased for cancellation	–	(14)	–	–	(86)	–	–	–	–	(100)	–	(100)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	31	1,041	–	–	–	–	–	1,072	–	1,072
Purchases of treasury shares	–	–	(31)	(1,001)	–	–	–	–	–	(1,032)	–	(1,032)
Share-based compensation awards	–	–	–	–	(3)	–	–	–	–	(3)	–	(3)
Dividends on common shares	–	–	–	–	(1,025)	–	–	–	–	(1,025)	–	(1,025)
Dividends on preferred shares and other	–	–	–	–	(52)	–	–	–	–	(52)	–	(52)
Other	–	–	–	–	1	–	–	–	–	1	(5)	(4)
Net income	–	–	–	–	2,175	–	–	–	–	2,175	26	2,201
Total other comprehensive income (loss), net of taxes	–	–	–	–	(65)	(16)	(226)	38	(204)	(269)	–	(269)
Balance at April 30, 2014	$4,250	$14,458	$–	$73	$29,489	$394	$1,427	$92	$1,913	$50,183	$1,793	$51,976
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	600	20	–	–	(7)	–	–	–	–	613	–	613
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	15	1,781	–	–	–	–	–	1,796	–	1,796
Purchases of treasury shares	–	–	(14)	(1,909)	–	–	–	–	–	(1,923)	–	(1,923)
Share-based compensation awards	–	–	–	–	2	–	–	–	–	2	–	2
Dividends on common shares	–	–	–	–	(1,081)	–	–	–	–	(1,081)	–	(1,081)
Dividends on preferred shares and other	–	–	–	–	(40)	–	–	–	–	(40)	(46)	(86)
Other	–	–	–	–	(3)	–	–	–	–	(3)	(43)	(46)
Net income	–	–	–	–	2,434	–	–	–	–	2,434	22	2,456
Total other comprehensive income (loss), net of taxes	–	–	–	–	(415)	208	1,940	(231)	1,917	1,502	10	1,512
Balance at January 31, 2015	$4,350	$14,531	$1	$(57)	$32,505	$640	$3,831	$(136)	$4,335	$55,665	$1,756	$57,421
Changes in equity
Issues of share capital	300	25	–	–	(6)	–	–	–	–	319	–	319
Preferred shares redeemed	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares	–	–	56	1,887	–	–	–	–	–	1,943	–	1,943
Purchases of treasury shares	–	–	(55)	(1,934)	–	–	–	–	–	(1,989)	–	(1,989)
Share-based compensation awards	–	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Dividends on common shares	–	–	–	–	(1,111)	–	–	–	–	(1,111)	–	(1,111)
Dividends on preferred shares and other	–	–	–	–	(47)	–	–	–	–	(47)	–	(47)
Other	–	–	–	–	(4)	–	–	–	–	(4)	36	32
Net income	–	–	–	–	2,473	–	–	–	–	2,473	29	2,502
Total other comprehensive income (loss), net of taxes	–	–	–	–	334	(142)	(1,123)	115	(1,150)	(816)	(5)	(821)
Balance at April 30, 2015	$4,650	$14,556	$2	$(104)	$34,142	$498	$2,708	$(21)	$3,185	$56,431	$1,816	$58,247

60        Royal Bank of Canada        Second Quarter 2015

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at October 31, 2013	$4,600	$14,377	$1	$41	$27,438	$347	$686	$175	$1,208	$47,665	$1,795	$49,460
Changes in equity
Issues of share capital	500	95	–	–	(7)	–	–	–	–	588	–	588
Common shares purchased for cancellation	–	(14)	–	–	(86)	–	–	–	–	(100)	–	(100)
Preferred shares redeemed	(850)	–	–	–	–	–	–	–	–	(850)	–	(850)
Sales of treasury shares	–	–	51	2,102	–	–	–	–	–	2,153	–	2,153
Purchases of treasury shares	–	–	(52)	(2,070)	–	–	–	–	–	(2,122)	–	(2,122)
Share-based compensation awards	–	–	–	–	(5)	–	–	–	–	(5)	–	(5)
Dividends on common shares	–	–	–	–	(1,991)	–	–	–	–	(1,991)	–	(1,991)
Dividends on preferred shares and other	–	–	–	–	(114)	–	–	–	–	(114)	(47)	(161)
Other	–	–	–	–	–	–	–	–	–	–	(6)	(6)
Net income	–	–	–	–	4,242	–	–	–	–	4,242	51	4,293
Total other comprehensive income (loss), net of taxes	–	–	–	–	12	47	741	(83)	705	717	–	717
Balance at April 30, 2014	$4,250	$14,458	$–	$73	$29,489	$394	$1,427	$92	$1,913	$50,183	$1,793	$51,976
Balance at October 31, 2014	$4,075	$14,511	$–	$71	$31,615	$432	$1,891	$95	$2,418	$52,690	$1,813	$54,503
Changes in equity
Issues of share capital	900	45	–	–	(13)	–	–	–	–	932	–	932
Preferred shares redeemed	(325)	–	–	–	–	–	–	–	–	(325)	–	(325)
Sales of treasury shares	–	–	71	3,668	–	–	–	–	–	3,739	–	3,739
Purchases of treasury shares	–	–	(69)	(3,843)	–	–	–	–	–	(3,912)	–	(3,912)
Share-based compensation awards	–	–	–	–	–	–	–	–	–	–	–	–
Dividends on common shares	–	–	–	–	(2,192)	–	–	–	–	(2,192)	–	(2,192)
Dividends on preferred shares and other	–	–	–	–	(87)	–	–	–	–	(87)	(46)	(133)
Other	–	–	–	–	(7)	–	–	–	–	(7)	(7)	(14)
Net income	–	–	–	–	4,907	–	–	–	–	4,907	51	4,958
Total other comprehensive income (loss), net of taxes	–	–	–	–	(81)	66	817	(116)	767	686	5	691
Balance at April 30, 2015	$4,650	$14,556	$2	$(104)	$34,142	$498	$2,708	$(21)	$3,185	$56,431	$1,816	$58,247
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2015        61

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Cash flows from operating activities
Net income	$2,502	$2,456	$2,201	$4,958	$4,293
Adjustments for non-cash items and others
Provision for credit losses	282	270	244	552	536
Depreciation	134	127	123	261	242
Deferred income taxes	98	5	(95)	103	153
Amortization and Impairment of other intangibles	184	175	163	359	319
Impairment of investments in joint ventures and associates	9	6	6	15	12
Loss (gain) on sale of premises and equipment	(1)	(38)	7	(39)	5
Loss (gain) on available-for-sale securities	(60)	(41)	(78)	(101)	(117)
Loss on disposition of business	23	–	–	23	60
Impairment of available-for-sale securities	18	14	5	32	15
Share of loss (profit) in joint ventures and associates	(39)	(42)	(40)	(81)	(84)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(67)	876	48	809	129
Net change in accrued interest receivable and payable	262	(318)	259	(56)	210
Current income taxes	738	(1,143)	287	(405)	(566)
Derivative assets	43,560	(63,162)	6,842	(19,602)	2,189
Derivative liabilities	(40,650)	63,887	(7,496)	23,237	(3,539)
Trading securities	11,231	(29,745)	450	(18,514)	(4,249)
Loans, net of securitizations	(1,380)	(13,069)	(5,712)	(14,449)	(12,861)
Assets purchased under reverse repurchase agreements and securities borrowed	205	(27,993)	6,688	(27,788)	(16,464)
Deposits, net of securitizations	(1,610)	40,607	(3,485)	38,997	29,198
Obligations related to assets sold under repurchase agreements and securities loaned	(94)	16,970	(3,225)	16,876	3,374
Obligations related to securities sold short	(5,171)	9,140	1,605	3,969	3,311
Brokers and dealers receivable and payable	(538)	1,170	270	632	3
Other	(4,573)	(1,944)	4,750	(6,517)	(1,787)
Net cash from (used in) operating activities	5,063	(1,792)	3,817	3,271	4,382
Cash flows from investing activities
Change in interest-bearing deposits with banks	(581)	4,772	3,035	4,191	3,829
Proceeds from sale of available-for-sale securities	2,824	2,227	997	5,051	3,073
Proceeds from maturity of available-for-sale securities	8,365	8,306	8,672	16,671	17,558
Purchases of available-for-sale securities	(15,826)	(8,181)	(12,263)	(24,007)	(23,792)
Proceeds from maturity of held-to-maturity securities	–	–	70	–	212
Purchases of held-to-maturity securities	(122)	(1,607)	(53)	(1,729)	(185)
Net acquisitions of premises and equipment and other intangibles	(218)	(281)	(231)	(499)	(542)
Net cash from (used in) investing activities	(5,558)	5,236	227	(322)	153
Cash flows from financing activities
Redemption of trust capital securities	–	–	–	–	(900)
Repayment of subordinated debentures	–	(200)	–	(200)	(1,000)
Issue of common shares	25	20	30	45	95
Common shares purchased for cancellation	–	–	(100)	–	(100)
Issue of preferred shares	300	600	–	900	500
Redemption of preferred shares	–	(325)	(850)	(325)	(850)
Sales of treasury shares	1,943	1,796	1,072	3,739	2,153
Purchase of treasury shares	(1,989)	(1,923)	(1,032)	(3,912)	(2,122)
Dividends paid	(1,121)	(1,125)	(1,028)	(2,246)	(2,054)
Issuance costs	(6)	(7)	–	(13)	(7)
Dividends/distributions paid to non-controlling interests	–	(46)	–	(46)	(47)
Change in short-term borrowings of subsidiaries	(111)	24	(3)	(87)	2
Net cash from (used in) financing activities	(959)	(1,186)	(1,911)	(2,145)	(4,330)
Effect of exchange rate changes on cash and due from banks	(180)	348	(40)	168	124
Net change in cash and due from banks	(1,634)	2,606	2,093	972	329
Cash and due from banks at beginning of period (1)	20,027	17,421	13,786	17,421	15,550
Cash and due from banks at end of period (1)	$18,393	$20,027	$15,879	$18,393	$15,879
Cash flows from operating activities include:
Amount of interest paid	$1,588	$2,032	$1,487	$3,620	$3,657
Amount of interest received	5,349	5,166	4,994	10,515	10,401
Amount of dividend received	483	405	384	888	753
Amount of income taxes paid	586	565	519	1,151	1,231

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $2.3 billion as at April 30, 2015 (January 31, 2015 – $2.8 billion; October 31, 2014 – $2.0 billion; April 30, 2014 – $2.3 billion; January 31, 2014 – $2.6 billion; October 31, 2013 – $2.6 billion).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

62        Royal Bank of Canada        Second Quarter 2015

Note 1 General information

Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2014 Annual Consolidated Financial Statements and the accompanying notes included on pages 108 to 196 in our 2014 Annual Report. Tabular information is stated in millions of Canadian dollars, except per share amounts and percentages. On May 27, 2015, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments

Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in preparation of our audited 2014 Annual Consolidated Financial Statements.

Changes in accounting policies

During the first quarter, we adopted the following new accounting pronouncements:

IAS 32 Financial Instruments: Presentation (IAS 32)

Amendments to IAS 32 clarify the existing requirements for offsetting financial assets and financial liabilities. The standard provides clarifications on the legal right to offset transactions, and when transactions settled through a gross settlement system would meet the simultaneous settlement criteria. We retrospectively adopted the amendments on November 1, 2014. The adoption of these amendments did not have an impact on our consolidated financial statements.

International Financial Reporting Standards (IFRS) Interpretations Committee IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 provides guidance on when to recognize a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. We prospectively adopted the standard on November 1, 2014. We did not restate our quarterly or annual results for periods before November 1, 2014 as the amounts were not significant. The adoption of this interpretation did not have a material impact on our consolidated financial statements.

Future changes in accounting policy and disclosure

The following are developments in new accounting standards that took place during the first quarter:

IFRS 9 Financial Instruments (IFRS 9)

On January 9, 2015, the Office of the Superintendent of Financial Institutions (OSFI) issued an advisory with respect to the early adoption of IFRS 9 for Domestic Systemically Important Banks (D-SIBs), requiring D-SIBs to adopt IFRS 9 for the annual period beginning on November 1, 2017. As a D-SIB, we will be required to adopt IFRS 9 beginning on November 1, 2017, with the exception of the own credit provisions which we adopted in the second quarter of 2014.

Royal Bank of Canada        Second Quarter 2015        63

Note 3 Fair value of financial instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments. Refer to Note 2 and Note 3 of our audited 2014 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at April 30, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$159,077	$10,686	$–	$–	$–	$169,763	$169,763
Available-for-sale (1)	–	–	49,622	3,258	3,370	52,880	52,992
	159,077	10,686	49,622	3,258	3,370	222,643	222,755
Assets purchased under reverse repurchase agreements and securities borrowed	–	102,395	–	60,973	60,979	163,368	163,374
Loans
Retail	–	–	–	334,837	336,726	334,837	336,726
Wholesale	2,248	1,806	–	109,419	108,725	113,473	112,779
	2,248	1,806	–	444,256	445,451	448,310	449,505
Other
Derivatives	107,004	–	–	–	–	107,004	107,004
Other assets	–	939	–	41,091	41,091	42,030	42,030
Financial liabilities
Deposits
Personal	$104	$17,563		$198,236	$198,699	$215,903	$216,366
Business and government (2)	–	74,021		341,290	343,158	415,311	417,179
Bank (3)	–	6,999		13,338	13,340	20,337	20,339
	104	98,583		552,864	555,197	651,551	653,884
Other
Obligations related to securities sold short	54,314	–		–	–	54,314	54,314
Obligations related to assets sold under repurchase agreements and securities loaned	–	71,218		9,989	9,989	81,207	81,207
Derivatives	112,219	–		–	–	112,219	112,219
Other liabilities	131	21		42,865	42,834	43,017	42,986
Subordinated debentures	–	106		7,689	7,667	7,795	7,773

64        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

	As at January 31, 2015
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$169,926	$11,199	$–	$–	$–	$181,125	$181,125
Available-for-sale (1)	–	–	46,454	3,144	3,347	49,598	49,801
	169,926	11,199	46,454	3,144	3,347	230,723	230,926
Assets purchased under reverse repurchase agreements and securities borrowed	–	105,530	–	58,043	58,043	163,573	163,573
Loans
Retail	–	–	–	335,251	336,358	335,251	336,358
Wholesale	1,484	1,773	–	109,702	109,215	112,959	112,472
	1,484	1,773	–	444,953	445,573	448,210	448,830
Other
Derivatives	150,564	–	–	–	–	150,564	150,564
Other assets	–	927	–	42,687	42,687	43,614	43,614
Financial liabilities
Deposits
Personal	$100	$15,274		$200,862	$201,027	$216,236	$216,401
Business and government (2)	–	76,051		341,033	343,118	417,084	419,169
Bank (3)	–	8,121		13,266	13,267	21,387	21,388
	100	99,446		555,161	557,412	654,707	656,958
Other
Obligations related to securities sold short	59,485	–		–	–	59,485	59,485
Obligations related to assets sold under repurchase agreements and securities loaned	–	72,319		8,982	8,982	81,301	81,301
Derivatives	152,869	–		–	–	152,869	152,869
Other liabilities	227	20		48,458	48,415	48,705	48,662
Subordinated debentures	–	114		7,775	7,731	7,889	7,845

	As at October 31, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$141,217	$10,163	$–	$–	$–	$151,380	$151,380
Available-for-sale (1)	–	–	46,009	1,759	1,762	47,768	47,771
	141,217	10,163	46,009	1,759	1,762	199,148	199,151
Assets purchased under reverse repurchase agreements and securities borrowed	–	85,292	–	50,288	50,288	135,580	135,580
Loans
Retail	–	–	–	333,045	334,475	333,045	334,475
Wholesale	1,337	2,278	–	98,569	98,461	102,184	102,076
	1,337	2,278	–	431,614	432,936	435,229	436,551
Other
Derivatives	87,402	–	–	–	–	87,402	87,402
Other assets	–	930	–	32,975	32,975	33,905	33,905
Financial liabilities
Deposits
Personal	$112	$13,289		$195,816	$195,964	$209,217	$209,365
Business and government (2)	–	59,446		327,214	328,328	386,660	387,774
Bank (3)	–	6,592		11,631	11,636	18,223	18,228
	112	79,327		534,661	535,928	614,100	615,367
Other
Obligations related to securities sold short	50,345	–		–	–	50,345	50,345
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,411		5,920	5,921	64,331	64,332
Derivatives	88,982	–		–	–	88,982	88,982
Other liabilities	20	30		36,816	36,762	36,866	36,812
Subordinated debentures	–	106		7,753	7,712	7,859	7,818

Royal Bank of Canada        Second Quarter 2015        65

	As at April 30, 2014
	Carrying value and fair value			Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as at FVTPL	Financial instruments designated as at FVTPL	Available- for-sale instruments measured at fair value	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$138,783	$9,615	$–	$–	$–	$148,398	$148,398
Available-for-sale (1)	–	–	42,696	387	387	43,083	43,083
	138,783	9,615	42,696	387	387	191,481	191,481
Assets purchased under reverse repurchase agreements and securities borrowed	–	90,262	–	43,719	43,719	133,981	133,981
Loans
Retail	–	–	–	323,131	323,347	323,131	323,347
Wholesale	1,641	1,594	–	95,070	95,361	98,305	98,596
	1,641	1,594	–	418,201	418,708	421,436	421,943
Other
Derivatives	72,633	–	–	–	–	72,633	72,633
Other assets	–	997	–	30,792	30,792	31,789	31,789
Financial liabilities
Deposits
Personal	$111	$11,512		$191,047	$191,350	$202,670	$202,973
Business and government (2)	–	54,259		314,947	316,088	369,206	370,347
Bank (3)	–	6,323		12,760	12,759	19,083	19,082
	111	72,094		518,754	520,197	590,959	592,402
Other
Obligations related to securities sold short	50,423	–		–	–	50,423	50,423
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,063		5,727	5,727	63,790	63,790
Derivatives	73,206	–		–	–	73,206	73,206
Other liabilities	1	119		37,729	37,729	37,849	37,849
Subordinated debentures	–	112		6,374	6,389	6,486	6,501

(1)	Available-for-sale securities include held-to-maturity securities that are recorded at amortized cost.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

66        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

Fair value of assets and liabilities measured on a recurring basis and classified using the fair value hierarchy

The following tables present the financial instruments that are measured at fair value on a recurring basis and classified by the fair value hierarchy.

	As at
	April 30, 2015							January 31, 2015
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$728	$–	$728	$		$728	$–	$368	$–	$368	$		$368
Securities
Trading
Canadian government debt (1)
Federal	10,468	7,090	–	17,558			17,558	10,092	7,489	–	17,581			17,581
Provincial and municipal	–	12,797	–	12,797			12,797	–	13,049	–	13,049			13,049
U.S. state, municipal and agencies debt (1)	5,368	31,456	1	36,825			36,825	2,436	37,177	1	39,614			39,614
Other OECD government debt (2)	4,619	10,026	–	14,645			14,645	7,913	9,296	20	17,229			17,229
Mortgage-backed securities (1)	–	3,038	9	3,047			3,047	–	2,298	21	2,319			2,319
Asset-backed securities
CDOs (3)	–	17	54	71			71	–	53	73	126			126
Non-CDO securities	–	1,809	41	1,850			1,850	–	1,402	55	1,457			1,457
Corporate debt and other debt	21	28,396	166	28,583			28,583	8	30,446	205	30,659			30,659
Equities	50,312	3,900	175	54,387			54,387	54,893	4,020	178	59,091			59,091
	70,788	98,529	446	169,763			169,763	75,342	105,230	553	181,125			181,125
Available-for-sale (4)
Canadian government debt (1)
Federal	319	11,421	–	11,740			11,740	315	11,711	–	12,026			12,026
Provincial and municipal	–	1,044	–	1,044			1,044	–	843	–	843			843
U.S. state, municipal and agencies debt (1)	–	7,506	682	8,188			8,188	–	6,415	1,500	7,915			7,915
Other OECD government debt	6,619	6,995	12	13,626			13,626	6,157	6,128	13	12,298			12,298
Mortgage-backed securities (1)	–	124	–	124			124	–	125	–	125			125
Asset-backed securities
CDOs	–	925	30	955			955	–	926	–	926			926
Non-CDO securities	–	441	165	606			606	–	444	199	643			643
Corporate debt and other debt	–	9,824	1,734	11,558			11,558	–	8,039	1,733	9,772			9,772
Equities	146	502	1,010	1,658			1,658	157	528	1,092	1,777			1,777
Loan substitute securities	83	25	–	108			108	90	24	–	114			114
	7,167	38,807	3,633	49,607			49,607	6,719	35,183	4,537	46,439			46,439
Assets purchased under reverse repurchase agreements and securities borrowed	–	102,395	–	102,395			102,395	–	105,530	–	105,530			105,530
Loans	–	3,437	617	4,054			4,054	–	2,421	836	3,257			3,257
Other
Derivatives
Interest rate contracts	88	143,875	441	144,404			144,404	21	184,669	564	185,254			185,254
Foreign exchange contracts	–	45,569	54	45,623			45,623	–	72,541	75	72,616			72,616
Credit derivatives	–	127	8	135			135	–	200	13	213			213
Other contracts	2,678	4,661	423	7,762			7,762	3,435	5,790	595	9,820			9,820
Valuation adjustments (5)	–	(910)	(36)	(946)			(946)	–	(1,034)	(48)	(1,082)			(1,082)
Total gross derivatives	2,766	193,322	890	196,978			196,978	3,456	262,166	1,199	266,821			266,821
Netting adjustments						(89,974)	(89,974)						(116,257)	(116,257)
Total derivatives							107,004							150,564
Other assets	730	209	–	939			939	697	230	–	927			927
	$81,451	$437,427	$5,586	$524,464		$(89,974)	$434,490	$86,214	$511,128	$7,125	$604,467		$(116,257)	$488,210
Financial Liabilities								.
Deposits
Personal	$–	$17,032	$635	$17,667	$		$17,667	$–	$14,959	$415	$15,374	$		$15,374
Business and government	–	73,938	83	74,021			74,021	–	75,963	88	76,051			76,051
Bank	–	6,999	–	6,999			6,999	–	8,121	–	8,121			8,121
Other
Obligations related to securities sold short	35,910	18,404	–	54,314			54,314	37,067	22,412	6	59,485			59,485
Obligations related to assets sold under repurchase agreements and securities loaned	–	71,218	–	71,218			71,218	–	72,319	–	72,319			72,319
Derivatives
Interest rate contracts	70	137,484	899	138,453			138,453	23	176,999	1,058	178,080			178,080
Foreign exchange contracts	–	52,075	30	52,105			52,105	–	76,092	44	76,136			76,136
Credit derivatives	–	256	9	265			265	–	277	20	297			297
Other contracts	2,561	7,667	914	11,142			11,142	3,160	9,934	1,160	14,254			14,254
Valuation adjustments (5)	–	(42)	15	(27)			(27)	–	(129)	21	(108)			(108)
Total gross derivatives	2,631	197,440	1,867	201,938			201,938	3,183	263,173	2,303	268,659			268,659
Netting adjustments						(89,719)	(89,719)						(115,790)	(115,790)
Total derivatives							112,219							152,869
Other liabilities	89	21	42	152			152	159	20	68	247			247
Subordinated debentures	–	106	–	106			106	–	114	–	114			114
	$38,630	$385,158	$2,627	$426,415		$(89,719)	$336,696	$40,409	$457,081	$2,880	$500,370		$(115,790)	$384,580

Royal Bank of Canada        Second Quarter 2015        67

	As at
	October 31, 2014							April 30, 2014
	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value	Fair value measurements using			Total gross fair value	Netting adjustments		Assets/ liabilities at fair value
(Millions of Canadian dollars)	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$5,603	$–	$5,603	$		$5,603	$–	$785	$–	$785	$		$785
Securities
Trading
Canadian government debt (1)
Federal	8,288	5,855	–	14,143			14,143	7,797	7,548	–	15,345			15,345
Provincial and municipal	–	11,371	–	11,371			11,371	–	12,335	–	12,335			12,335
U.S. state, municipal and agencies debt (1)	1,838	27,628	6	29,472			29,472	3,693	24,470	21	28,184			28,184
Other OECD government debt (2)	7,334	7,991	–	15,325			15,325	4,637	8,726	–	13,363			13,363
Mortgage-backed securities (1)	–	964	4	968			968	–	958	36	994			994
Asset-backed securities
CDOs (3)	–	37	74	111			111	–	76	18	94			94
Non-CDO securities	–	889	364	1,253			1,253	–	1,074	433	1,507			1,507
Corporate debt and other debt	15	27,422	149	27,586			27,586	15	26,849	455	27,319			27,319
Equities	47,396	3,589	166	51,151			51,151	45,306	3,733	218	49,257			49,257
	64,871	85,746	763	151,380			151,380	61,448	85,769	1,181	148,398			148,398
Available-for-sale (4)
Canadian government debt (1)
Federal	429	11,540	–	11,969			11,969	312	10,220	–	10,532			10,532
Provincial and municipal	–	799	–	799			799	–	637	–	637			637
U.S. state, municipal and agencies debt (1)	29	4,839	1,389	6,257			6,257	–	5,247	2,119	7,366			7,366
Other OECD government debt	6,979	7,303	11	14,293			14,293	5,750	6,475	–	12,225			12,225
Mortgage-backed securities (1)	–	138	–	138			138	–	157	–	157			157
Asset-backed securities
CDOs	–	857	24	881			881	–	1,031	81	1,112			1,112
Non-CDO securities	–	381	182	563			563	–	275	169	444			444
Corporate debt and other debt	–	7,714	1,573	9,287			9,287	–	6,784	1,577	8,361			8,361
Equities	140	514	1,028	1,682			1,682	149	470	1,103	1,722			1,722
Loan substitute securities	102	24	–	126			126	102	24	–	126			126
	7,679	34,109	4,207	45,995			45,995	6,313	31,320	5,049	42,682			42,682
Assets purchased under reverse repurchase agreements and securities borrowed	–	85,292	–	85,292			85,292	–	90,262	–	90,262			90,262
Loans	–	3,154	461	3,615			3,615	–	2,771	464	3,235			3,235
Other
Derivatives
Interest rate contracts	13	102,176	339	102,528			102,528	22	78,746	226	78,994			78,994
Foreign exchange contracts	–	33,761	48	33,809			33,809	–	21,797	50	21,847			21,847
Credit derivatives	–	244	10	254			254	–	228	22	250			250
Other contracts	3,238	4,839	560	8,637			8,637	2,475	3,793	438	6,706			6,706
Valuation adjustments (5)	–	(702)	(56)	(758)			(758)	–	(422)	(89)	(511)			(511)
Total gross derivatives	3,251	140,318	901	144,470			144,470	2,497	104,142	647	107,286			107,286
Netting adjustments						(57,068)	(57,068)						(34,653)	(34,653)
Total derivatives							87,402							72,633
Other assets	604	326	–	930			930	611	386	–	997			997
	$76,405	$354,548	$6,332	$437,285		$(57,068)	$380,217	$70,869	$315,435	$7,341	$393,645		$(34,653)	$358,992
Financial Liabilities
Deposits
Personal	$–	$12,904	$497	$13,401	$		$13,401	$–	$11,092	$531	$11,623	$		$11,623
Business and government	–	59,376	70	59,446			59,446	–	49,187	5,072	54,259			54,259
Bank	–	6,592	–	6,592			6,592	–	6,323	–	6,323			6,323
Other
Obligations related to securities sold short	32,857	17,484	4	50,345			50,345	36,646	13,752	25	50,423			50,423
Obligations related to assets sold under repurchase agreements and securities loaned	–	58,411	–	58,411			58,411	–	58,063	–	58,063			58,063
Derivatives
Interest rate contracts	9	96,752	709	97,470			97,470	10	74,276	774	75,060			75,060
Foreign exchange contracts	–	35,664	39	35,703			35,703	–	22,921	26	22,947			22,947
Credit derivatives	–	327	15	342			342	–	307	27	334			334
Other contracts	2,886	8,537	1,062	12,485			12,485	2,031	7,010	1,074	10,115			10,115
Valuation adjustments (5)	–	(65)	29	(36)			(36)	–	4	35	39			39
Total gross derivatives	2,895	141,215	1,854	145,964			145,964	2,041	104,518	1,936	108,495			108,495
Netting adjustments						(56,982)	(56,982)						(35,289)	(35,289)
Total derivatives							88,982							73,206
Other liabilities	–	30	20	50			50	–	119	1	120			120
Subordinated debentures	–	106	–	106			106	–	–	112	112			112
	$35,752	$296,118	$2,445	$334,315		$(56,982)	$277,333	$38,687	$243,054	$7,677	$289,418		$(35,289)	$254,129

(1)	As at April 30, 2015, residential and commercial mortgage-backed securities included in all fair value levels of Trading securities were $12,100 million and $130 million (January 31, 2015 – $12,295 million and $100 million; October 31, 2014 – $6,564 million and $81 million; April 30, 2014 – $5,117 million and $91 million), respectively, and in all fair value levels of available-for-sale securities, $7,545 million and $32 million (January 31, 2015 – $7,532 million and $34 million; October 31, 2014 – $6,956 and $34 million; April 30, 2014 – $5,087 million and $33 million), respectively.
(2)	OECD stands for Organisation for Economic Co-operation and Development.
(3)	CDOs stand for collateralized debt obligations.
(4)	Excludes $15 million of available-for-sale securities (January 31, 2015 – $15 million; October 31, 2014 – $14 million; April 30, 2014 – $14 million) that are carried at cost.
(5)	We are permitted an exception, through an accounting policy choice, to measure the fair value of a portfolio of financial instruments on a net open risk position basis when certain criteria are met. We have elected to use this policy choice to determine fair value of certain portfolios of financial instruments, primarily derivatives, on a net exposure to market or credit risk. The valuation adjustment amounts in this table include those determined on a portfolio basis.

68        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3 Instruments)

The following table presents fair values of our significant Level 3 financial instruments, valuation techniques used to determine their fair values, ranges and weighted averages of unobservable inputs. Refer to Note 3 of our audited 2014 Annual Consolidated Financial Statements for a description of the sensitivity to unobservable inputs and interrelationships between unobservable inputs used in the determination of fair value of our Level 3 financial instruments. There have been no significant changes to these sensitivities or interrelationships during the quarter.

As at April 30, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$37.53	$37.53	$37.53
	Asset-backed securities	$143		Discounted cash flows	Discount margins	1.32%	20.67%	11.00%
	Obligations related to securities sold short		$–		Yields	2.84%	2.99%	2.88%
					Default rates	0.00%	5.00%	2.50%
					Prepayment rates	0.00%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.38%	4.25%	2.37%
	U.S. state, municipal and agencies debt	639			Default rates	9.00%	10.00%	9.96%
	Asset-backed securities	147			Prepayment rates	4.00%	8.00%	4.37%
					Recovery rates	40.00%	97.50%	91.29%
Corporate debt				Price-based	Prices	$57.66	$157.79	$99.30
	Corporate debt and other debt	151		Discounted cash flows	Yields	5.22%	7.50%	6.23%
	Loans	617			Credit Spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		–		Capitalization rates	5.72%	9.20%	6.86%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and				Price-based	Prices	$67.15	$100.00	$82.77
municipal bonds	U.S. state, municipal and agencies debt	44		Discounted cash flows	Yields	0.02%	34.89%	2.68%
	Other OECD government debt	12
	Corporate debt and other debt	1,712
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund				Market comparable	EV/EBITDA multiples	5.00X	15.50X	8.05X
investments and related	Equities	1,185		Price-based	P/E multiples	9.40X	22.40X	12.21X
equity derivatives	Derivative-related assets	52		Discounted cash flows	EV/Rev multiples	0.29X	7.50X	3.07X
	Derivative-related liabilities		500		Liquidity discounts (5)	0.00%	50.00%	27.12%
	Obligations related to securities sold short		–		Discount rate	12.00%	17.00%	16.41%
					Net asset values /prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and				Discounted cash flows	Interest rates	2.56%	2.56%	Even
interest-rate-linked	Derivative-related assets	468		Option pricing model	CPI swap rates	1.40%	2.23%	Even
structured notes (7)	Deposits		–		Funding spreads	n.a.	n.a.	n.a.
	Derivative-related liabilities		902		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities (9)	1.19%	7.19%	Even
Equity derivatives and				Discounted cash flows	Dividend yields	0.02%	14.09%	Lower
equity-linked structured	Derivative-related assets	254		Option pricing model	Funding spreads	n.a.	n.a.	n.a.
notes (7)	Deposits		635		Equity (EQ)-EQ correlations	(0.70)%	96.60%	Middle
	Derivative-related liabilities		305		EQ-FX correlations	(74.50)%	41.70%	Middle
					EQ volatilities	0.30%	169.00%	Lower
Other (8)
	Mortgage-backed securities	9
	Corporate debt and other debt	37
	Derivative-related assets	116
	Deposits		83
	Derivative-related liabilities		160
	Other liabilities		42
Total		$5,586	$2,627

Royal Bank of Canada        Second Quarter 2015        69

As at January 31, 2015 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$40.42	$91.50	$77.44
	Asset-backed securities	$147		Discounted cash flows	Discount margins	0.79%	12.00%	6.39%
	Obligations related to securities sold short		$4		Yields	2.43%	4.45%	2.98%
					Default rates	0.00%	5.00%	2.50%
					Prepayment rates	0.00%	30.00%	15.00%
					Loss severity rates	20.00%	70.00%	45.00%
Auction rate securities				Discounted cash flows	Discount margins	1.42%	4.85%	2.49%
	U.S. state, municipal and agencies debt	1,101			Default rates	9.00%	10.00%	9.79%
	Asset-backed securities	180			Prepayment rates	4.00%	8.00%	4.77%
					Recovery rates	40.00%	97.50%	93.55%
Corporate debt				Price-based	Prices	$6.10	$140.00	$96.95
	Corporate debt and other debt	201		Discounted cash flows	Yields	3.06%	7.47%	4.93%
	Loans	836			Credit spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		1		Capitalization rates	8.25%	9.00%	8.63%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and municipal bonds				Price-based	Prices	$66.50	$99.08	$94.01
	U.S. state, municipal and agencies debt	400		Discounted cash flows	Yields	0.18%	27.91%	2.88%
	Other OECD government debt	33
	Corporate debt and other debt	1,737
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits		–		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	15.50X	8.71X
	Equities	1,270		Price-based	P/E multiples	9.40X	22.40X	13.67X
	Derivative-related assets	15		Discounted cash flows	EV/Rev multiples	0.26X	7.50X	3.21X
	Derivative-related liabilities		548		Liquidity discounts (5)	0.00%	50.00%	27.24%
	Obligations related to securities sold short		1		Discount rate	12.00%	17.00%	16.41%
					Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.20%	2.25%	Even
	Derivative-related assets	612		Option pricing model	CPI swap rates	1.27%	2.10%	Even
	Deposits		–		Funding spreads	n.a.	n.a.	n.a.
	Derivative-related liabilities		1,071		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities	37.70%	39.70%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.02%	40.67%	Lower
	Derivative-related assets	444		Option pricing model	Funding spreads	n.a.	n.a.	n.a.
	Deposits		415		Equity (EQ)-EQ correlations	0.10%	95.60%	Middle
	Derivative-related liabilities		466		EQ-FX correlations	(74.50)%	45.50%	Middle
					EQ volatilities	1.00%	129.00%	Lower
Other (8)
	Mortgage-backed securities	21
	Corporate debt and other debt	-
	Derivative-related assets	128
	Deposits		88
	Derivative-related liabilities		218
	Other liabilities		68
Total		$7,125	$2,880

70        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

As at October 31, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$53.70	$90.50	$75.92
	Asset-backed securities	$478		Discounted cash flows	Discount margins	0.70%	9.48%	5.09%
	Obligations related to securities sold short		$–		Yields	2.84%	5.36%	3.52%
					Default rates	1.00%	5.00%	2.00%
					Prepayment rates	15.00%	30.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.32%	4.63%	2.26%
	U.S. state, municipal and agencies debt	979			Default rates	9.00%	10.00%	9.80%
	Asset-backed securities	166			Prepayment rates	4.00%	8.00%	4.76%
					Recovery rates	40.00%	97.50%	93.51%
Corporate debt				Price-based	Prices	$2.50	$119.52	$97.86
	Corporate debt and other debt	100		Discounted cash flows	Yields	2.75%	7.50%	3.84%
	Loans	461			Credit spreads	n.a.	n.a.	n.a.
	Obligations related to securities sold short		4		Capitalization rates	6.43%	9.47%	7.95%
					Liquidity discounts (5)	10.00%	10.00%	10.00%
Government debt and municipal bonds				Price-based	Prices	$67.38	$100.00	$96.24
	U.S. state, municipal and agencies debt	416		Discounted cash flows	Yields	0.17%	30.15%	3.06%
	Other OECD government debt	11
	Corporate debt and other debt	1,616
Bank funding and deposits				Discounted cash flows	Funding spreads	n.a.	n.a.	n.a.
	Deposits		70		Interest rate (IR)-IR correlations	19.00%	67.00%	Even
	Subordinated debentures		–		Foreign exchange (FX)-FX correlations	68.00%	68.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	4.00X	10.80X	8.73X
	Equities	1,194		Price-based	P/E multiples	8.79X	15.70X	11.79X
	Derivative-related assets	11		Discounted cash flows	EV/Rev multiples	0.45X	7.50X	4.97X
	Derivative-related liabilities		434		Liquidity discounts (5)	0.00%	50.00%	26.92%
	Obligations related to securities sold short		–		Discount rate	12.00%	17.00%	14.78%
					Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	2.96%	2.98%	Even
	Derivative-related assets	348		Option pricing model	CPI swap rates	1.73%	2.30%	Even
	Deposits		–		Funding spreads	n.a.	n.a.	n.a.
	Derivative-related liabilities		732		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	68.00%	68.00%	Even
					IR volatilities	26.28%	28.80%	Even
Equity derivatives and equity-linked structured notes (7)				Discounted cash flows	Dividend yields	0.04%	18.11%	Lower
	Derivative-related assets	442		Option pricing model	Funding spreads	n.a.	n.a.	n.a.
	Deposits		497		Equity (EQ)-EQ correlations	0.50%	97.20%	Middle
	Derivative-related liabilities		529		EQ-FX correlations	(72.80)%	53.20%	Middle
					EQ volatilities	1.00%	172.00%	Lower
Other (8)
	Mortgage-backed securities	4
	Corporate debt and other debt	6
	Derivative-related assets	100
	Deposits		–
	Derivative-related liabilities		159
	Other liabilities		20
Total		$6,332	$2,445

Royal Bank of Canada        Second Quarter 2015        71

As at April 30, 2014 (Millions of Canadian dollars, except for prices, percentages and ratios)
		Fair value				Range of input values (2), (3)
Products	Reporting line in the fair value hierarchy table	Assets	Liabilities	Valuation techniques	Significant unobservable inputs (1)	Low	High	Weighted average / Inputs distribution (4)
Non-derivative financial instruments
Asset-backed securities				Price-based	Prices	$72.22	$102.13	$88.55
	Asset-backed securities	$548		Discounted cash flows	Discount margins	0.74%	7.76%	3.45%
	Obligations related to securities sold short		$25		Yields	2.00%	2.00%	2.00%
					Default rates	1.00%	5.00%	2.00%
					Prepayment rates	15.00%	30.00%	20.00%
					Loss severity rates	30.00%	70.00%	50.00%
Auction rate securities				Discounted cash flows	Discount margins	1.47%	4.58%	3.25%
	U.S. state, municipal and agencies debt	1,599			Default rates	9.00%	10.00%	9.65%
	Asset-backed securities	153			Prepayment rates	4.00%	8.00%	5.02%
					Recovery rates	40.00%	97.50%	81.87%
Corporate debt				Price-based	Prices	$0.01	$117.03	$88.98
	Corporate debt and other debt	327		Discounted cash flows	Yields	3.23%	8.29%	4.79%
	Loans	464			Credit spreads	0.70%	5.10%	4.14%
	Obligations related to securities sold short		–		Capitalization rates	6.33%	14.76%	10.55%
					Liquidity discounts (5)	n.a.	n.a.	n.a.
Government debt and municipal bonds				Price-based	Prices	$18.73	$129.60	$98.34
	U.S. state, municipal and agencies debt	541		Discounted cash flows	Yields	0.02%	21.95%	1.64%
	Other OECD government debt	–
	Corporate debt and other debt	1,705
Bank funding and deposits				Discounted cash flows	Funding spreads	0.00%	0.50%	0.50%
	Deposits		4,865		Interest rate (IR)-IR correlations	n.a.	n.a.	n.a.
	Subordinated debentures		112		Foreign exchange (FX)-FX correlations	n.a.	n.a.	n.a.
					FX-IR correlations	n.a.	n.a.	n.a.
Private equities, hedge fund investments and related equity derivatives				Market comparable	EV/EBITDA multiples	3.00 X	5.90X	5.73X
	Equities	1,321		Price-based	P/E multiples	15.08 X	15.08X	15.08X
	Derivative-related assets	–		Discounted cash flows	EV/Rev multiples	1.70 X	6.90X	5.03X
	Derivative-related liabilities		494		Liquidity discounts (5)	20.00%	30.00%	28.05%
	Obligations related to securities sold short		–		Discount rate	n.a.	n.a.	n.a.
					Net asset values / prices (6)	n.a.	n.a.	n.a.
Derivative financial instruments
Interest rate derivatives and interest-rate-linked structured notes (7)				Discounted cash flows	Interest rates	3.24%	3.35%	Lower
	Derivative-related assets	245		Option pricing model	CPI swap rates	1.77%	2.35%	Even
	Deposits		207		Funding spreads	0.48%	0.50%	Upper
	Derivative-related liabilities		797		IR-IR correlations	19.00%	67.00%	Even
					FX-IR correlations	29.00%	56.00%	Even
					FX-FX correlations	75.00%	75.00%	Even
					IR volatilities	18.21%	38.50%	Upper
Equity derivatives and equity- linked structured notes (7)	Derivative-related assets	354		Discounted cash flows Option pricing model	Dividend yields Funding spreads	0.02% 0.48%	15.56% 0.52%	Lower Even
	Deposits		531		Equity (EQ)-EQ correlations	7.40%	99.00%	Middle
	Derivative-related liabilities		514		EQ-FX correlations	(72.30)%	49.70%	Middle
					EQ volatilities	3.00%	153.00%	Lower
Other (8)
	Mortgage-backed securities	36
	Corporate debt and other debt	–
	Derivative-related assets	48
	Deposits		–
	Derivative-related liabilities		131
	Other liabilities		1
Total		$7,341	$7,677

(1)	The acronyms stand for the following: (i) Enterprise Value (EV); (ii) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA); (iii) Price / Earnings (P/E); (iv) Revenue (Rev); and (v) Consumer Price Index (CPI).
(2)	The low and high input values represent the actual highest and lowest level inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the different underlying instruments within the product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date. Where provided, the weighted average of the input values is calculated based on the relative fair values of the instruments within the product category. The weighted averages for derivatives are not presented in the table as they would not provide a comparable metric; instead, distribution of significant unobservable inputs within the range for each product category is indicated in the table.
(3)	Price-based inputs are significant for certain debt securities and are based on external benchmarks, comparable proxy instruments or pre-quarter-end trade data. For these instruments, the price input is expressed in dollars for each $100 par value. For example, with an input price of $105, an instrument is valued at a premium over its par value.
(4)	The level of aggregation and diversity within each derivative instrument category may result in certain ranges of inputs being wide and unevenly distributed across the range. In the table, we indicated whether the majority of the inputs are concentrated toward the upper, middle, or lower end of the range, or evenly distributed throughout the range.
(5)	Fair value of securities with liquidity discount inputs totalled $129 million (January 31, 2015 – $236 million; October 31, 2014 – $211 million; April 30, 2014 – $96 million).
(6)	Net asset values (NAV) of a hedge fund is total fair value of assets less liabilities divided by the number of fund units. The NAVs of the funds and the corresponding equity derivatives referenced to NAVs are not considered observable as we cannot redeem certain of these hedge funds at NAV prior to the next quarter end. Private equities are valued based on NAV or valuation techniques. The range for NAV per unit or price per share has not been disclosed for the hedge funds or private equities due to the dispersion of prices given the diverse nature of the investments.
(7)	The structured notes contain embedded equity or interest rate derivatives with unobservable inputs that are similar to those of the equity or interest rate derivatives.
(8)	Other primarily includes certain insignificant instruments such as commodity derivatives, foreign exchange derivatives, credit derivatives, bank-owned life insurance and Bank funding and deposits.
(9)	The reduction in the range of volatility inputs in the second quarter as compared to prior periods is due to the implementation of a valuation model which uses a different volatility input convention.
n.a.	not applicable

72        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

The following tables present the changes in fair value measurements on a recurring basis for instruments included in Level 3 of the fair value hierarchy.

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Fair value February 1, 2015	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$1	$–	$–	$–	$–	$–	$–	$1	$–
Other OECD government debt	20	–	–	–	–	–	(20)	–	–
Mortgage-backed securities	21	(1)	(1)	1	(8)	4	(7)	9	–
Asset-backed securities
CDOs	73	8	(2)	28	(66)	13	–	54	8
Non-CDO securities	55	–	(2)	56	(56)	–	(12)	41	(1)
Corporate debt and other debt	205	(1)	(1)	15	(61)	55	(46)	166	–
Equities	178	4	(9)	8	(30)	26	(2)	175	3
	553	10	(15)	108	(221)	98	(87)	446	10
Available-for-sale
U.S. state, municipal and agencies debt	1,500	8	(27)	–	(753)	–	(46)	682	n.a.
Other OECD government debt	13	–	–	2	(3)	–	–	12	n.a.
Asset-backed securities
CDOs	–	–	–	30	–	–	–	30	n.a.
Non-CDO securities	199	(1)	4	–	(37)	–	–	165	n.a.
Corporate debt and other debt	1,733	–	(93)	640	(509)	–	(37)	1,734	n.a.
Equities	1,092	24	(53)	11	(64)	–	–	1,010	n.a.
	4,537	31	(169)	683	(1,366)	–	(83)	3,633	n.a.
Loans – Wholesale	836	(3)	(27)	137	(248)	–	(78)	617	(2)
Other
Net derivative balances (3)
Interest rate contracts	(494)	47	4	(2)	–	7	(20)	(458)	48
Foreign exchange contracts	31	(16)	(1)	18	(13)	3	2	24	(15)
Credit derivatives	(7)	(4)	–	–	9	(1)	2	(1)	(1)
Other contracts	(565)	(41)	32	(27)	81	(54)	83	(491)	33
Valuation adjustments	(69)	2	1	–	17	(2)	–	(51)	–
Other assets	–	–	–	–	–	–	–	–	–
	$4,822	$26	$(175)	$917	$(1,741)	$51	$(181)	$3,719	$73
Liabilities
Deposits
Personal	$(415)	$(19)	$11	$(264)	$20	$(104)	$136	$(635)	$(17)
Business and government	(88)	(2)	5	(32)	34	–	–	(83)	1
Other
Obligations related to securities sold short	(6)	–	–	(1)	7	–	–	–	–
Other liabilities	(68)	21	3	–	2	–	–	(42)	22
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(577)	$–	$19	$(297)	$63	$(104)	$136	$(760)	$6

Royal Bank of Canada        Second Quarter 2015        73

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Fair value November 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$6	$–	$1	$–	$(6)	$–	$–	$1	$–
Other OECD government debt	–	–	–	–	–	20	–	20	–
Mortgage-backed securities	4	(1)	–	22	(16)	12	–	21	–
Asset-backed securities
CDOs	74	16	(12)	24	(15)	–	(14)	73	13
Non-CDO securities	364	(2)	46	44	(223)	5	(179)	55	(3)
Corporate debt and other debt	149	1	1	3	(8)	64	(5)	205	1
Equities	166	(10)	20	5	(18)	18	(3)	178	(10)
	763	4	56	98	(286)	119	(201)	553	1
Available-for-sale
U.S. state, municipal and agencies debt	1,389	–	144	–	(33)	–	–	1,500	n.a.
Other OECD government debt	11	–	–	–	2	–	–	13	n.a.
Asset-backed securities
CDOs	24	–	1	–	–	–	(25)	–	n.a.
Non-CDO securities	182	–	6	–	11	–	–	199	n.a.
Corporate debt and other debt	1,573	–	201	522	(600)	37	–	1,733	n.a.
Equities	1,028	18	79	16	(42)	–	(7)	1,092	n.a.
	4,207	18	431	538	(662)	37	(32)	4,537	n.a.
Loans – Wholesale	461	–	58	322	(5)	–	–	836	–
Other
Net derivative balances (3)
Interest rate contracts	(370)	(98)	(2)	11	(9)	(22)	(4)	(494)	(110)
Foreign exchange contracts	9	38	4	9	6	–	(35)	31	39
Credit derivatives	(5)	(10)	(1)	–	9	–	–	(7)	(2)
Other contracts	(502)	(86)	(69)	(7)	73	(86)	112	(565)	(6)
Valuation adjustments	(85)	(3)	(2)	–	22	(1)	–	(69)	(5)
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(137)	$475	$971	$(852)	$47	$(160)	$4,822	$(83)
Liabilities
Deposits
Personal	$(497)	$30	$(25)	$(111)	$13	$(62)	$237	$(415)	$19
Business and government	(70)	(2)	(4)	(46)	16	–	18	(88)	(3)
Other
Obligations related to securities sold short	(4)	–	–	(10)	8	–	–	(6)	–
Other liabilities	(20)	(43)	(5)	–	–	–	–	(68)	(45)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(591)	$(15)	$(34)	$(167)	$37	$(62)	$255	$(577)	$(29)

74        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Fair value February 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$4	$–	$(1)	$19	$(6)	$5	$–	$21	$–
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	30	1	(1)	49	(26)	1	(18)	36	–
Asset-backed securities
CDOs	19	–	–	10	(3)	7	(15)	18	–
Non-CDO securities	297	–	(4)	646	(516)	16	(6)	433	(2)
Corporate debt and other debt	389	4	2	154	(62)	–	(32)	455	2
Equities	185	(1)	(2)	56	(20)	–	–	218	(1)
	924	4	(6)	934	(633)	29	(71)	1,181	(1)
Available-for-sale
U.S. state, municipal and agencies debt	2,160	–	(15)	–	(17)	–	(9)	2,119	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	93	–	1	–	(13)	–	–	81	n.a.
Non-CDO securities	171	–	(1)	–	(1)	–	–	169	n.a.
Corporate debt and other debt	1,837	–	(36)	284	(439)	–	(69)	1,577	n.a.
Equities	1,064	38	12	13	(24)	–	–	1,103	n.a.
	5,325	38	(39)	297	(494)	–	(78)	5,049	n.a.
Loans – Wholesale	447	(3)	(6)	27	(1)	–	–	464	(3)
Other
Net derivative balances (3)
Interest rate contracts	(409)	(49)	(3)	1	(13)	–	(75)	(548)	(47)
Foreign exchange contracts	45	(20)	(1)	–	2	(2)	–	24	(15)
Credit derivatives	(5)	(9)	–	–	9	–	–	(5)	(2)
Other contracts	(644)	22	9	(19)	42	(42)	(4)	(636)	43
Valuation adjustments	(80)	1	(1)	–	(106)	–	62	(124)	–
Other assets	–	–	–	–	–	–	–	–	–
	$5,603	$(16)	$(47)	$1,240	$(1,194)	$(15)	$(166)	$5,405	$(25)
Liabilities
Deposits
Personal	$(523)	$(13)	$1	$(133)	$51	$(75)	$161	$(531)	$(8)
Business and government	(4,762)	(108)	42	(769)	63	–	462	(5,072)	(111)
Other
Obligations related to securities sold short	(10)	1	–	(84)	68	–	–	(25)	–
Other liabilities	16	39	(1)	–	(55)	–	–	(1)	(17)
Subordinated debentures	(112)	(1)	1	–	–	–	–	(112)	(1)
	$(5,391)	$(82)	$43	$(986)	$127	$(75)	$623	$(5,741)	$(137)

Royal Bank of Canada        Second Quarter 2015        75

	For the six months ended April 30, 2015
(Millions of Canadian dollars)	Fair value November 1, 2014	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2015	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2015 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$6	$–	$1	$–	$(6)	$–	$–	$1	$–
Other OECD government debt	–	–	–	–	–	20	(20)	–	–
Mortgage-backed securities	4	(2)	(1)	23	(24)	16	(7)	9	–
Asset-backed securities
CDOs	74	24	(14)	52	(81)	13	(14)	54	8
Non-CDO securities	364	(2)	44	100	(279)	5	(191)	41	(1)
Corporate debt and other debt	149	–	–	18	(69)	119	(51)	166	–
Equities	166	(6)	11	13	(48)	44	(5)	175	(6)
	763	14	41	206	(507)	217	(288)	446	1
Available-for-sale
U.S. state, municipal and agencies debt	1,389	8	117	–	(786)	–	(46)	682	n.a.
Other OECD government debt	11	–	–	2	(1)	–	–	12	n.a.
Asset-backed securities
CDOs	24	–	1	30	–	–	(25)	30	n.a.
Non-CDO securities	182	(1)	10	–	(26)	–	–	165	n.a.
Corporate debt and other debt	1,573	–	108	1,162	(1,109)	37	(37)	1,734	n.a.
Equities	1,028	42	26	27	(106)	–	(7)	1,010	n.a.
	4,207	49	262	1,221	(2,028)	37	(115)	3,633	n.a.
Loans – Wholesale	461	(3)	31	459	(253)	–	(78)	617	(2)
Other
Net derivative balances (3)
Interest rate contracts	(370)	(51)	2	9	(9)	(15)	(24)	(458)	(22)
Foreign exchange contracts	9	22	3	27	(7)	3	(33)	24	16
Credit derivatives	(5)	(14)	(1)	–	18	(1)	2	(1)	(2)
Other contracts	(502)	(127)	(37)	(34)	154	(140)	195	(491)	29
Valuation adjustments	(85)	(1)	(1)	–	39	(3)	–	(51)	–
Other assets	–	–	–	–	–	–	–	–	–
	$4,478	$(111)	$300	$1,888	$(2,593)	$98	$(341)	$3,719	$20
Liabilities
Deposits
Personal	$(497)	$11	$(14)	$(375)	$33	$(166)	$373	$(635)	$(2)
Business and government	(70)	(4)	1	(78)	50	–	18	(83)	–
Other
Obligations related to securities sold short	(4)	–	–	(11)	15	–	–	–	–
Other liabilities	(20)	(22)	(2)	–	2	–	–	(42)	(19)
Subordinated debentures	–	–	–	–	–	–	–	–	–
	$(591)	$(15)	$(15)	$(464)	$100	$(166)	$391	$(760)	$(21)

76        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

	For the six months ended April 30, 2014
(Millions of Canadian dollars)	Fair value November 1, 2013	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2014	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2014 for positions still held
Assets
Securities
Trading
U.S. state, municipal and agencies debt	$22	$–	$1	$31	$(35)	$5	$(3)	$21	$–
Other OECD government debt	370	–	(4)	–	–	–	(366)	–	–
Mortgage-backed securities	28	–	1	66	(38)	1	(22)	36	–
Asset-backed securities
CDOs	31	8	–	16	(29)	7	(15)	18	–
Non-CDO securities	260	2	12	1,309	(1,157)	16	(9)	433	(2)
Corporate debt and other debt	415	(2)	33	232	(181)	–	(42)	455	6
Equities	183	5	10	63	(51)	8	–	218	(11)
	1,309	13	53	1,717	(1,491)	37	(457)	1,181	(7)
Available-for-sale
U.S. state, municipal and agencies debt	2,014	–	131	–	(17)	–	(9)	2,119	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Asset-backed securities
CDOs	103	–	11	–	(25)	–	(8)	81	n.a.
Non-CDO securities	180	(4)	12	–	(19)	–	–	169	n.a.
Corporate debt and other debt	1,673	–	70	523	(620)	–	(69)	1,577	n.a.
Equities	969	47	121	22	(56)	–	–	1,103	n.a.
	4,939	43	345	545	(737)	–	(86)	5,049	n.a.
Loans – Wholesale	414	3	20	27	–	–	–	464	(8)
Other
Net derivative balances (3)
Interest rate contracts	(458)	(53)	(5)	15	(12)	–	(35)	(548)	(73)
Foreign exchange contracts	(117)	(8)	–	–	2	(2)	149	24	(5)
Credit derivatives	(5)	(15)	(2)	–	17	–	–	(5)	(3)
Other contracts	(869)	59	(40)	(33)	61	(93)	279	(636)	12
Valuation adjustments	(105)	9	(2)	–	(106)	–	80	(124)	(1)
Other assets	11	–	–	–	–	–	(11)	–	–
	$5,119	$51	$369	$2,271	$(2,266)	$(58)	$(81)	$5,405	$(85)
Liabilities
Deposits
Personal	$(1,043)	$(1)	$(56)	$(307)	$125	$(116)	$867	$(531)	$(3)
Business and government	(3,933)	(153)	(196)	(1,382)	102	–	490	(5,072)	(154)
Other
Obligations related to securities sold short	(16)	1	(1)	(102)	93	–	–	(25)	–
Other liabilities	(3)	53	–	–	(55)	–	4	(1)	(2)
Subordinated debentures	(109)	(1)	(2)	–	–	–	–	(112)	(1)
	$(5,104)	$(101)	$(255)	$(1,791)	$265	$(116)	$1,361	$(5,741)	$(160)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on available-for-sale securities were $38 million recognized in other comprehensive income for the three months ended April 30, 2015 (January 31, 2015 – losses of $30 million; April 30, 2014 – gains of $41 million) and gains of $8 million for the six months ended April 30, 2015 (April 30, 2014 – gains of $104 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2015 included derivative assets of $890 million (January 31, 2015 – $1,199 million; October 31, 2014 – $901 million; April 30, 2014 – $647 million) and derivative liabilities of $1,867 million (January 31, 2015 – $2,303 million; October 31, 2014 – $1,854 million; April 30, 2014 – $1,936 million).
n.a.	not applicable

Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis

Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Total realized/unrealized gains (losses) included in earnings column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.

Transfers between Level 1 and Level 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1) as opposed to fair value estimated using observable inputs in a discounted cash flow method (Level 2). During the three months ended April 30, 2015, $421 million of U.S. state, municipal and agencies debt reported in Trading and Available-for-sale were transferred from Level 1 to the corresponding Level 2 balances (January 31, 2015 – $331 million). In addition,

Royal Bank of Canada        Second Quarter 2015        77

for the three months ended January 31, 2015, $284 million of Canadian government debt reported in Trading and $337 million of Obligations related to securities sold short were transferred from Level 1 to the corresponding Level 2 balances.

During the three months ended April 30, 2015, significant transfers out of Level 3 to Level 2 included: (i) $136 million of equity-linked structured notes in Personal Deposits as the unobservable inputs did not significantly affect their values and (ii) $83 million (net) of over-the-counter equity options in Other contracts due to increased observability of the volatility input ($311 million of derivative-related assets and $394 million of derivative-related liabilities). During the three months ended April 30, 2015, significant transfers into Level 3 included $104 million of equity-linked structured notes in Personal Deposits as the unobservable inputs significantly affected their values.

During the three months ended January 31, 2015, significant transfers out of Level 3 to Level 2 included: $179 million of collateralized loan obligations in Non-CDO securities due to improved price transparency, $87 million (net) of over-the-counter equity options in Other contracts due to increased observability of the volatility input ($97 million of derivative-related assets and $184 million derivative-related liabilities), and $237 million of equity-linked structured notes in Personal deposits where the unobservable inputs did not significantly affect their fair values.

Total realized/unrealized gains (losses) of Level 3 instruments recognized in earnings

	For the three months ended
	April 30, 2015			January 31, 2015			April 30, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$(1)	$–	$(1)	$1	$–	$1	$–	$–	$–
Trading revenue	51	(47)	4	305	(471)	(166)	174	(300)	(126)
Net gain on available-for-sale securities	32	–	32	18	–	18	38	–	38
Credit fees and Other	(1)	(8)	(9)	(1)	(4)	(5)	(1)	(9)	(10)
	$81	$(55)	$26	$323	$(475)	$(152)	$211	$(309)	$(98)

	For the six months ended
	April 30, 2015			April 30, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$1	$–	$1
Trading revenue	356	(518)	(162)	477	(553)	(76)
Net gain on available-for-sale securities	50	–	50	43	–	43
Credit fees and Other	(2)	(12)	(14)	(2)	(16)	(18)
	$404	$(530)	$(126)	$519	$(569)	$(50)

Changes in unrealized gains (losses) recognized in earnings for assets and liabilities still held at period ends

	For the three months ended
	April 30, 2015			January 31, 2015			April 30, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$1	$–	$1	$–	$–	$–
Trading revenue	(55)	135	80	286	(397)	(111)	63	(223)	(160)
Credit fees and Other	(1)	–	(1)	(1)	(1)	(2)	(2)	–	(2)
	$(56)	$135	$79	$286	$(398)	$(112)	$61	$(223)	$(162)

	For the six months ended
	April 30, 2015			April 30, 2014
(Millions of Canadian dollars)	Assets	Liabilities	Total	Assets	Liabilities	Total
Non-interest income
Insurance premiums, investment and fee income	$–	$–	$–	$–	$–	$–
Trading revenue	123	(122)	1	103	(347)	(244)
Credit fees and Other	(2)	–	(2)	(2)	1	(1)
	$121	$(122)	$(1)	$101	$(346)	$(245)

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we offset balances in instances where: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

78        Royal Bank of Canada        Second Quarter 2015

Note 3 Fair value of financial instruments (continued)

	As at
	April 30, 2015			January 31, 2015
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$1	$–	$–	$1	$–	$–
Other OECD government debt	–	–	–	20	1	(1)
Mortgage-backed securities	9	1	(1)	21	2	(3)
Asset-backed securities	95	2	(3)	128	6	(8)
Corporate debt and other debt	166	6	(6)	205	3	(3)
Equities	175	–	–	178	–	–
Available-for-sale
U.S. state, municipal and agencies debt	682	12	(30)	1,500	26	(58)
Other OECD government debt	12	–	–	13	–	–
Asset-backed securities	195	11	(16)	199	14	(20)
Corporate debt and other debt	1,734	9	(8)	1,733	12	(12)
Equities	1,010	77	(24)	1,092	88	(36)
Loans	617	24	(34)	836	12	(40)
Derivatives	890	20	(18)	1,199	25	(21)
	$5,586	$162	$(140)	$7,125	$189	$(202)
Deposits	(718)	17	(17)	(503)	12	(12)
Derivatives	(1,867)	27	(43)	(2,303)	32	(48)
Other, securities sold short, other liabilities and subordinated debentures	(42)	–	–	(74)	–	(1)
	$(2,627)	$44	$(60)	$(2,880)	$44	$(61)

	As at
	October 31, 2014			April 30, 2014
(Millions of Canadian dollars)	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities
Trading
U.S. state, municipal and agencies debt	$6	$–	$–	$21	$–	$–
Other OECD government debt	–	–	–	–	–	–
Mortgage-backed securities	4	1	(1)	36	2	(2)
Asset-backed securities	438	10	(14)	451	12	(15)
Corporate debt and other debt	149	2	(2)	455	41	(34)
Equities	166	–	–	218	3	(3)
Available-for-sale
U.S. state, municipal and agencies debt	1,389	23	(57)	2,119	26	(75)
Other OECD government debt	11	–	–	–	–	–
Asset-backed securities	206	12	(18)	250	11	(16)
Corporate debt and other debt	1,573	12	(10)	1,577	10	(11)
Equities	1,028	92	(23)	1,103	18	(22)
Loans	461	12	(11)	464	1	(13)
Derivatives	901	23	(21)	647	29	(23)
	$6,332	$187	$(157)	$7,341	$153	$(214)
Deposits	(567)	14	(14)	(5,603)	75	(43)
Derivatives	(1,854)	38	(59)	(1,936)	45	(62)
Other, securities sold short, other liabilities and subordinated debentures	(24)	–	–	(138)	4	(3)
	$(2,445)	$52	$(73)	$(7,677)	$124	$(108)

Sensitivity results

As at April 30, 2015, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $162 million and a reduction of $140 million in fair value, of which $109 million and $76 million would be recorded in Other components of equity, respectively. The effects of applying these assumptions to the Level 3 liability positions would result in a decrease of $44 million and an increase of $60 million in fair value.

Royal Bank of Canada        Second Quarter 2015        79

Level 3 valuation inputs and approaches to developing reasonably possible alternative assumptions

The following is a summary of the unobservable inputs used in the valuation of the Level 3 instruments and our approaches to developing reasonably possible alternative assumptions used to determine sensitivity.

Financial assets or liabilities	Sensitivity methodology
Asset-backed securities, corporate debt, government debt and municipal bonds

Sensitivities are determined based on adjusting, plus or minus one standard deviation, the bid-offer spreads or input prices if a sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Auction rate securities

Sensitivity of auction rate securities is determined by decreasing the discount margin between 12% and 15% and increasing the discount margin between 19% and 36%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market. Changes to the discount margin reflect historic monthly movements in the student loan asset-backed securities market.

Private equities, hedge fund investments and related equity derivatives

Sensitivity of direct private equity investments is determined by (i) adjusting the discount rate by 2% when discounted cash flow method is used to determine fair value, (ii) adjusting the price multiples based on the range of multiples of comparable companies when price-based models are used, or (iii) using an alternative valuation approach. Net asset values of the private equity funds, hedge funds and related equity derivatives are provided by the fund managers, and as a result, there are no other reasonably possible alternative assumptions for these investments.

Interest rate derivatives

Sensitivities of interest rate and cross currency swaps are derived using plus or minus one standard deviation of these inputs, and an amount based on model and parameter uncertainty, where applicable.

Equity derivatives

Sensitivity of the Level 3 position will be determined by shifting the unobservable model inputs by plus or minus one standard deviation of the pricing service market data including volatility, dividends or correlations, as applicable.

Bank funding and deposits	Sensitivities of deposits are calculated by shifting the funding curve by plus or minus certain basis points.
Structured notes

Sensitivities for interest-rate-linked and equity-linked structured notes are derived by adjusting inputs by plus or minus one standard deviation, and for other deposits, by estimating a reasonable move in the funding curve by plus or minus certain basis points.

Note 4 Securities

Unrealized gains and losses on available-for-sale securities (1)

	As at
	April 30, 2015				January 31, 2015
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,291	$449	$–	$11,740	$11,430	$596	$–	$12,026
Provincial and municipal	1,028	17	(1)	1,044	821	22	–	843
U.S. state, municipal and agencies debt (2)	8,271	10	(93)	8,188	8,005	15	(105)	7,915
Other OECD government debt	13,590	38	(2)	13,626	12,268	33	(3)	12,298
Mortgage-backed securities	120	4	–	124	120	6	(1)	125
Asset-backed securities
CDOs	939	18	(2)	955	905	23	(2)	926
Non-CDO securities	677	7	(78)	606	728	8	(93)	643
Corporate debt and other debt	11,504	69	(15)	11,558	9,700	83	(11)	9,772
Equities	1,345	334	(6)	1,673	1,424	377	(9)	1,792
Loan substitute securities	108	–	–	108	120	–	(6)	114
	$48,873	$946	$(197)	$49,622	$45,521	$1,163	$(230)	$46,454

80        Royal Bank of Canada        Second Quarter 2015

Note 4 Securities (continued)

	As at
	October 31, 2014				April 30, 2014
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,633	$338	$(2)	$11,969	$10,206	$328	$(2)	$10,532
Provincial and municipal	792	8	(1)	799	632	6	(1)	637
U.S. state, municipal and agencies debt (2)	6,330	9	(82)	6,257	7,495	8	(137)	7,366
Other OECD government debt	14,275	19	(1)	14,293	12,217	10	(2)	12,225
Mortgage-backed securities	133	5	–	138	150	7	–	157
Asset-backed securities
CDOs	857	26	(2)	881	1,078	37	(3)	1,112
Non-CDO securities	634	5	(76)	563	520	4	(80)	444
Corporate debt and other debt	9,249	49	(11)	9,287	8,335	44	(18)	8,361
Equities	1,333	369	(6)	1,696	1,358	384	(6)	1,736
Loan substitute securities	124	2	–	126	125	2	(1)	126
	$45,360	$830	$(181)	$46,009	$42,116	$830	$(250)	$42,696

(1)	Excludes $3,258 million of held-to-maturity securities as at April 30, 2015 (January 31, 2015 – $3,144 million; October 31, 2014 – $1,759 million; April 30, 2014 – $387 million) that are carried at cost.
(2)	Includes securities issued by U.S. non-agencies backed by government insured assets, mortgage-backed securities and asset-backed securities issued by U.S. government agencies.

Available-for-sale securities are assessed for objective evidence of impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific methodologies to assess whether the cost/amortized cost of the security would be recovered. As at April 30, 2015, our gross unrealized losses on available-for-sale securities were $197 million (January 31, 2015 – $230 million; October 31, 2014 – $181 million; April 30, 2014 – $250 million). Management believes that there is no objective evidence of impairment on our available-for-sale securities that are in an unrealized loss position as at April 30, 2015.

Held-to-maturity securities

Held-to-maturity securities stated at amortized cost are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans. Management believes that there is no objective evidence of impairment on our held-to-maturity securities as at April 30, 2015.

Net gain and loss on available-for-sale securities (1)

	For the three months ended			For the six months ended
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Realized gains	$60	$44	$77	$104	$117
Realized losses	–	(4)	(1)	(4)	(8)
Impairment losses	(18)	(13)	(5)	(31)	(15)
	$42	$27	$71	$69	$94

(1)	The following related to our insurance operations are excluded from Net gain (loss) on available-for-sale securities and included in Insurance premiums, investment and fee income on the Interim Condensed Consolidated Statements of Income: There were no realized gains for the three months ended April 30, 2015 (January 31, 2015 – $1 million; April 30, 2014 – $3 million); Realized gains for the six months ended April 30, 2015 were $1 million (April 30, 2014 – $9 million). There were no realized losses for the three and six months ended April 30, 2015 (April 30, 2014 – $1 million). There were no impairment losses related to our insurance operations for the three months ended April 30, 2015 (January 31, 2015 – $1 million; April 30, 2014 – $nil) and $1 million in impairment losses related to our insurance operations for the six months ended April 30, 2015 (April 30, 2014 – $nil).

During the three months ended April 30, 2015, $42 million of net gains were recognized in Non-interest income as compared to $27 million in the prior quarter. The current period reflects realized gains of $60 million mainly comprised of distributions from, and gains on sales of, certain Equities and U.S. state, municipal and agencies debt. Also included in the net gains are $18 million of impairment losses primarily on certain Equities and Loan substitute securities.

For the six months ended April 30, 2015, $69 million of net gains were recognized in Non-interest income as compared to $94 million in the prior year. The current period reflects net realized gains of $100 million mainly comprised of distributions from, and gains on sales of, certain Equities and U.S. state, municipal and agencies debt. Also included in the net gains are $31 million of impairment losses primarily on certain Equities and Loan substitute securities.

Royal Bank of Canada        Second Quarter 2015        81

Note 5 Allowance for credit losses and impaired loans

Allowance for credit losses

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$248	$9	$(15)	$2	$(6)	$(5)	$233
Personal	553	103	(127)	25	(5)	(7)	542
Credit cards	386	95	(125)	30	–	–	386
Small business	65	9	(10)	2	–	–	66
	1,252	216	(277)	59	(11)	(12)	1,227
Wholesale
Business	803	66	(46)	11	(9)	(17)	808
Bank (1)	2	–	–	–	–	–	2
	805	66	(46)	11	(9)	(17)	810
Total allowance for loan losses	2,057	282	(323)	70	(20)	(29)	2,037
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,148	$282	$(323)	$70	$(20)	$(29)	$2,128
Individually assessed	$241	$42	$(28)	$7	$(6)	$(11)	$245
Collectively assessed	1,907	240	(295)	63	(14)	(18)	1,883
Total allowance for credit losses	$2,148	$282	$(323)	$70	$(20)	$(29)	$2,128

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$13	$(20)	$1	$(6)	$20	$248
Personal	535	93	(114)	25	(2)	16	553
Credit cards	385	94	(122)	28	–	1	386
Small business	64	9	(11)	3	–	–	65
	1,224	209	(267)	57	(8)	37	1,252
Wholesale
Business	768	62	(48)	7	(9)	23	803
Bank (1)	2	(1)	–	1	–	–	2
	770	61	(48)	8	(9)	23	805
Total allowance for loan losses	1,994	270	(315)	65	(17)	60	2,057
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$270	$(315)	$65	$(17)	$60	$2,148
Individually assessed	$214	$35	$(27)	$4	$(6)	$21	$241
Collectively assessed	1,871	235	(288)	61	(11)	39	1,907
Total allowance for credit losses	$2,085	$270	$(315)	$65	$(17)	$60	$2,148

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$166	$9	$(6)	$–	$(6)	$4	$167
Personal	611	90	(184)	28	(7)	(4)	534
Credit cards	384	91	(119)	28	–	2	386
Small business	67	11	(13)	2	–	(1)	66
	1,228	201	(322)	58	(13)	1	1,153
Wholesale
Business	749	43	(52)	4	(10)	(6)	728
Bank (1)	2	–	–	–	–	–	2
	751	43	(52)	4	(10)	(6)	730
Total allowance for loan losses	1,979	244	(374)	62	(23)	(5)	1,883
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,070	$244	$(374)	$62	$(23)	$(5)	$1,974
Individually assessed	$221	$30	$(95)	$–	$(7)	$(2)	$147
Collectively assessed	1,849	214	(279)	62	(16)	(3)	1,827
Total allowance for credit losses	$2,070	$244	$(374)	$62	$(23)	$(5)	$1,974

82        Royal Bank of Canada        Second Quarter 2015

Note 5 Allowance for credit losses and impaired loans (continued)

Allowance for credit losses

	For the six months ended April 30, 2015
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$240	$22	$(35)	$3	$(12)	$15	$233
Personal	535	196	(241)	50	(7)	9	542
Credit cards	385	189	(247)	58	–	1	386
Small business	64	18	(21)	5	–	–	66
	1,224	425	(544)	116	(19)	25	1,227
Wholesale
Business	768	128	(94)	18	(18)	6	808
Bank (1)	2	(1)	–	1	–	–	2
	770	127	(94)	19	(18)	6	810
Total allowance for loan losses	1,994	552	(638)	135	(37)	31	2,037
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,085	$552	$(638)	$135	$(37)	$31	$2,128
Individually assessed	$214	$77	$(55)	$11	$(12)	$10	$245
Collectively assessed	1,871	475	(583)	124	(25)	21	1,883
Total allowance for credit losses	$2,085	$552	$(638)	$135	$(37)	$31	$2,128

	For the six months ended April 30, 2014
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$151	$21	$(13)	$–	$(13)	$21	$167
Personal	583	230	(305)	52	(12)	(14)	534
Credit cards	385	176	(230)	54	–	1	386
Small business	61	25	(23)	4	(1)	–	66
	1,180	452	(571)	110	(26)	8	1,153
Wholesale
Business	777	84	(122)	12	(20)	(3)	728
Bank (1)	2	–	–	–	–	–	2
	779	84	(122)	12	(20)	(3)	730
Total allowance for loan losses	1,959	536	(693)	122	(46)	5	1,883
Allowance for off-balance sheet and other items (2)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,050	$536	$(693)	$122	$(46)	$5	$1,974
Individually assessed	$240	$58	$(143)	$4	$(13)	$1	$147
Collectively assessed	1,810	478	(550)	118	(33)	4	1,827
Total allowance for credit losses	$2,050	$536	$(693)	$122	$(46)	$5	$1,974

(1)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(2)	The allowance for off-balance sheet and other items is reported separately in Other liabilities.

Loans past due but not impaired

	As at
	April 30, 2015				January 31, 2015 (1)
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$2,937	$1,320	$309	$4,566	$3,306	$1,404	$326	$5,036
Wholesale	413	214	–	627	450	394	–	844
	$3,350	$1,534	$309	$5,193	$3,756	$1,798	$326	$5,880

	As at
	October 31, 2014				April 30, 2014
(Millions of Canadian dollars)	1 to 29 days	30 to 89 days	90 days and greater	Total	1 to 29 days	30 to 89 days	90 days and greater	Total
Retail	$3,055	$1,284	$316	$4,655	$2,769	$1,282	$321	$4,372
Wholesale	431	322	–	753	504	336	–	840
	$3,486	$1,606	$316	$5,408	$3,273	$1,618	$321	$5,212

(1)	Certain amounts have been revised from those previously reported.

Royal Bank of Canada        Second Quarter 2015        83

Gross carrying value of loans individually determined to be impaired (1)

	As at
(Millions of Canadian dollars)	April 30 2015	January 31 2015	October 31 2014	April 30 2014
Retail	$–	$–	$–	$–
Wholesale
Business	766	744	631	569
Bank (2)	2	2	2	3
	$768	$746	$633	$572

(1)	The average balance of gross individually assessed impaired loans for the three months ended April 30, 2015 was $757 million (January 31, 2015 – $690 million; October 31, 2014 – $634 million; April 30, 2014 – $647 million). For the six months ended April 30, 2015, the average balance of gross individually assessed impaired loans was $716 million (April 30, 2014 – $728 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 6 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Derivatives and non-derivative instruments

	As at
	April 30, 2015				January 31, 2015
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$688	$1,697	$213	$104,406	$1,008	$2,196	$148	$147,212
Liabilities
Derivative instruments	1,228	273	166	110,552	1,659	313	916	149,981
Non-derivative instruments	–	–	22,248	–	–	–	23,451	–

	As at
	October 31, 2014				April 30, 2014
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
(Millions of Canadian dollars)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship
Assets
Derivative instruments	$504	$1,392	$87	$85,419	$512	$1,428	$86	$70,607
Liabilities
Derivative instruments	511	121	205	88,145	444	321	40	72,401
Non-derivative instruments	–	–	20,949	–	–	–	19,938	–

Results of hedge activities recorded in Net income and Other comprehensive income

	For the three months ended
	April 30, 2015					January 31, 2015					April 30, 2014
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$(460)	$	n.a.	$	n.a.	$743	$	n.a.	$	n.a.	$(87)	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	444		n.a.		n.a.	(781)		n.a.		n.a.	60		n.a.		n.a.
Ineffective portion (1)	(16)		n.a.		n.a.	(38)		n.a.		n.a.	(27)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(1)		n.a.		n.a.	5		n.a.		n.a.	2		n.a.		n.a.
Effective portion	n.a.		n.a.		36	n.a.		n.a.		(382)	n.a.		n.a.		40
Reclassified to income during the period (2)	n.a.		(107)		n.a.	n.a.		(205)		n.a.	n.a.		2		n.a.
Net investment hedges
Ineffective portion	1		n.a.		n.a.	(2)		n.a.		n.a.	1		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		(2,116)	n.a.		n.a.		4,556	n.a.		n.a.		(458)
Gains (losses) from hedges	n.a.		n.a.		1,096	n.a.		n.a.		(2,605)	n.a.		n.a.		232
	$(16)		$(107)		$(984)	$(35)		$(205)		$1,569	$(24)		$2		$(186)

84        Royal Bank of Canada        Second Quarter 2015

Note 6 Derivative financial instruments and hedging activities (continued)

	For the six months ended
	April 30, 2015					April 30, 2014
(Millions of Canadian dollars)	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Gains (losses) on hedging instruments	$283	$	n.a.	$	n.a.	$1	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	(337)		n.a.		n.a.	(59)		n.a.		n.a.
Ineffective portion (1)	(54)		n.a.		n.a.	(58)		n.a.		n.a.
Cash flow hedges
Ineffective portion	4		n.a.		n.a.	1		n.a.		n.a.
Effective portion	n.a.		n.a.		(346)	n.a.		n.a.		(78)
Reclassified to income during the period (2)	n.a.		(312)		n.a.	n.a.		6		n.a.
Net investment hedges
Ineffective portion	(1)		n.a.		n.a.	1		n.a.		n.a.
Foreign currency gains (losses)	n.a.		n.a.		2,440	n.a.		n.a.		2,022
Gains (losses) from hedges	n.a.		n.a.		(1,509)	n.a.		n.a.		(1,281)
	$(51)		$(312)		$585	$(56)		$6		$663

(1)	Includes losses of $25 million for three months ended April 30, 2015 (January 31, 2015 – $28 million; April 30, 2014 – $28 million) and losses of $53 million for six month ended April 30, 2015 (April 30, 2014 – $55 million) that are excluded from the assessment of hedge effectiveness. These amounts are recorded in Non-interest income and are offset by other economic hedges.
(2)	After-tax losses of $79 million were reclassified from Other components of equity to income during three months ended April 30, 2015 (January 31, 2015 – losses of $151 million; April 30, 2014 – gains of $2 million) and losses of $230 million were reclassified during the six months ended April 30, 2015 (April 30, 2014 – gains of $5 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

As at
	April 30, 2015				January 31, 2015
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$ 25,428	$ 33,731	$ 47,845	$ 107,004	$ 45,725	$ 44,742	$ 60,097	$ 150,564
Derivative liabilities	27,301	39,875	45,043	112,219	46,542	49,305	57,022	152,869

As at
	October 31, 2014				April 30, 2014
(Millions of Canadian dollars)	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$ 19,485	$ 29,838	$ 38,079	$ 87,402	$ 14,069	$ 25,606	$ 32,958	$ 72,633
Derivative liabilities	19,980	32,640	36,362	88,982	15,038	27,044	31,124	73,206

Note 7 Significant acquisitions and dispositions

Acquisition

Wealth Management

On January 22, 2015, we announced a definitive agreement to acquire City National Corporation (City National), the holding company for City National Bank. City National Bank provides banking, investment and trust services throughout the United States and comprises substantially all of the business of City National. Total consideration includes US$2.7 billion in cash and 44 million Royal Bank of Canada common shares. Measurement of the final consideration is dependent on the common share price at the date of close and other closing adjustments. If the deal closed on April 30, 2015, total consideration would have been $6.7 billion (US$5.6 billion).

The transaction is subject to customary closing conditions, including regulatory approvals and is expected to close in the first quarter of 2016. The results of the acquired business will be consolidated from the date of close.

Disposition

Personal & Commercial Banking

On April 1, 2015, we announced a definitive agreement to sell RBC Royal Bank (Suriname) N.V. (RBC Suriname). The transaction is expected to close in the third quarter and is subject to customary closing conditions, including regulatory approvals. As a result of the disposition, the assets and liabilities of RBC Suriname are classified as held for sale, measured at the lower of their carrying amount and fair value less costs to sell and presented in Other assets and Other liabilities. During the quarter, we recorded an impairment loss of $23 million on the disposal group in Non-interest expense – Other.

Royal Bank of Canada        Second Quarter 2015        85

The major classes of assets, liabilities and equity that are included in the disposal group as held for sale include:

(Millions of Canadian dollars)	As at April 30, 2015
Assets
Cash and deposits with banks	$343
Securities	32
Loans, net of allowance	266
Other assets	17
Total assets of disposal group included in Other assets	658
Liabilities
Deposits	$594
Other liabilities	14
Total liabilities of disposal group included in Other liabilities	608
Total Other components of equity of the disposal group	$–

Note 8 Deposits

The following table details our deposit liabilities:

	As at
	April 30, 2015				January 31, 2015
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$122,535	$18,825	$74,543	$215,903	$123,816	$18,723	$73,697	$216,236
Business and government	166,152	5,177	243,982	415,311	164,518	4,089	248,477	417,084
Bank	6,138	22	14,177	20,337	6,250	16	15,121	21,387
	$294,825	$24,024	$332,702	$651,551	$294,584	$22,828	$337,295	$654,707
Non-interest-bearing (4)
Canada	$65,715	$3,793	$–	$69,508	$68,474	$3,603	$–	$72,077
United States	776	49	–	825	1,704	9	–	1,713
Europe (5)	3,435	1	–	3,436	3,403	2	–	3,405
Other International	5,938	450	–	6,388	6,320	176	–	6,496
Interest-bearing (4)
Canada	182,568	12,204	255,033	449,805	178,193	11,317	253,820	443,330
United States	3,561	3,199	56,536	63,296	3,917	2,996	61,908	68,821
Europe (5)	29,581	507	12,485	42,573	28,621	467	13,270	42,358
Other International	3,251	3,821	8,648	15,720	3,952	4,258	8,297	16,507
	$294,825	$24,024	$332,702	$651,551	$294,584	$22,828	$337,295	$654,707

	As at
	October 31, 2014				April 30, 2014
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$120,444	$17,793	$70,980	$209,217	$115,594	$17,279	$69,797	$202,670
Business and government	162,988	3,038	220,634	386,660	152,711	1,821	214,674	369,206
Bank	5,771	11	12,441	18,223	5,177	20	13,886	19,083
	$289,203	$20,842	$304,055	$614,100	$273,482	$19,120	$298,357	$590,959
Non-interest-bearing (4)
Canada	$65,774	$3,478	$–	$69,252	$61,930	$3,553	$–	$65,483
United States	1,777	15	–	1,792	1,227	10	–	1,237
Europe (5)	3,314	1	–	3,315	4,597	3	–	4,600
Other International	5,057	279	–	5,336	5,160	302	–	5,462
Interest-bearing (4)
Canada	175,172	10,895	241,902	427,969	165,823	10,773	236,116	412,712
United States	3,497	2,144	45,359	51,000	3,614	898	43,540	48,052
Europe (5)	31,118	418	9,282	40,818	28,154	51	10,223	38,428
Other International	3,494	3,612	7,512	14,618	2,977	3,530	8,478	14,985
	$289,203	$20,842	$304,055	$614,100	$273,482	$19,120	$298,357	$590,959

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at April 30, 2015, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $163 billion (January 31, 2015 – $154 billion; October 31, 2014 – $150 billion; April 30, 2014 – $143 billion).
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at April 30, 2015, deposits denominated in U.S. dollars, Sterling, Euro and other foreign currencies were $209 billion, $12 billion, $24 billion and $25 billion, respectively (January 31, 2015 – $216 billion, $12 billion, $23 billion and $26 billion; October 31, 2014 – $183 billion, $11 billion, $23 billion and $22 billion; April 30, 2014 – $169 billion, $11 billion, $22 billion and $24 billion).
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

86        Royal Bank of Canada        Second Quarter 2015

Note 8 Deposits (continued)

The following table presents the contractual maturities of our term deposit liabilities.

	As at
(Millions of Canadian dollars)	April 30 2015	January 31 2015	October 31 2014	April 30 2014
Within 1 year:
less than 3 months	$ 66,298	$76,509	$57,840	$47,193
3 to 6 months	32,203	32,707	32,880	22,755
6 to 12 months	67,303	64,577	50,300	44,475
1 to 2 years	53,508	56,098	54,354	66,165
2 to 3 years	30,541	28,744	31,559	36,748
3 to 4 years	29,696	29,804	28,946	25,340
4 to 5 years	27,516	23,659	24,673	27,011
Over 5 years	25,637	25,197	23,503	28,670
	$ 332,702	$337,295	$304,055	$298,357
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$ 300,000	$303,000	$270,000	$263,000

Note 9 Employee benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the composition of our remeasurements recorded in other comprehensive income.

Pension and other post-employment benefit expense

	For the three months ended
	Pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	January 31 2015	April 30 2014
Current service costs	$86	$87	$79	$8	$9	$8
Net interest expense	8	8	3	19	18	20
Remeasurements of other long term benefits	–	–	–	6	1	–
Administrative expense	3	3	3	–	–	–
Defined benefit pension expense	$97	$98	$85	$33	$28	$28
Defined contribution pension expense	37	45	29	–	–	–
	$134	$143	$114	$33	$28	$28

	For the six months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2015	April 30 2014	April 30 2015	April 30 2014
Current service costs	$173	$157	$17	$16
Net interest expense	16	7	37	40
Remeasurements of other long term benefits	–	–	7	3
Administrative expense	6	6	–	–
Defined benefit pension expense	$195	$170	$61	$59
Defined contribution pension expense	82	70	–	–
	$277	$240	$61	$59

Remeasurements of employee benefit plans (1)

	For the three months ended
	Defined benefit pension plans			Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	January 31 2015	April 30 2014
Actuarial (gains) losses:
Changes in financial assumptions	$(571)	$1,197	$133	$(79)	$154	$19
Experience adjustments	–	2	–	(4)	(4)	–
Return on plan assets (excluding interest based on discount rate)	94	(686)	(171)	–	–	–
	$(477)	$513	$(38)	$(83)	$150	$19

Royal Bank of Canada        Second Quarter 2015        87

	For the six months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	April 30 2015	April 30 2014	April 30 2015	April 30 2014
Actuarial (gains) losses:
Changes in financial assumptions	$626	$266	$75	$37
Experience adjustments	2	–	(8)	–
Return on plan assets (excluding interest based on discount rate)	(592)	(427)	–	–
	$36	$(161)	$67	$37

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.

Note 10 Significant capital and funding transactions

Subordinated debentures

On November 14, 2014, all $200 million outstanding 10% subordinated debentures matured. The principal plus accrued interest were paid to the noteholders on the maturity date.

Preferred shares

On March 13, 2015, we issued 12 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BF for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of November 24, 2020, the shares pay quarterly cash dividends, if declared, at a rate of 3.60% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.62%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares Series BG, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.62%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include non-viability contingent capital (NVCC) provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

On January 30, 2015, we issued 24 million Non-Cumulative 5-Year Rate Reset First Preferred Shares Series BD for gross proceeds of $600 million. For the initial five year period to the earliest redemption date of May 24, 2020, the shares pay quarterly cash dividends, if declared, at a rate of 3.60% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 2.74%. Holders have the option to convert their shares into Non-Cumulative Floating Rate First Preferred Shares Series BE, subject to certain conditions, on the earliest redemption date and every fifth year thereafter at a rate equal to the 3-month Government of Canada Treasury Bill yield plus 2.74%. Subject to the consent of OSFI and the requirements of the Bank Act (Canada), we may redeem the shares in whole or in part for cash at a price per share of $25 on the earliest redemption date and every fifth year thereafter. The shares include NVCC provisions which are necessary for the shares to qualify as Tier 1 regulatory capital.

On November 24, 2014, we redeemed all 13 million issued and outstanding Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series AX for cash at a redemption price of $25 per share.

Common shares issued (1)

	For the three months ended
	April 30, 2015		January 31, 2015		April 30, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	510	$25	359	$20	535	$30
Purchased for cancellation (3)	–	–	–	–	(1,381)	(14)
	510	$25	359	$20	(846)	$16

	For the six months ended
	April 30, 2015		April 30, 2014
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Stock options exercised (2)	869	$45	1,674	$95
Purchased for cancellation (3)	–	–	(1,381)	(14)
	869	$45	293	$81

(1)	The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the six months ended April 30, 2015, and April 30, 2014, our DRIP’s requirements were satisfied through open market share purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three and six months ended April 30, 2014, we purchased for cancellation common shares at an average cost of $72.41 per share, with an average book value of $10.03 per share.

88        Royal Bank of Canada        Second Quarter 2015

Note 11 Earnings per share

	For the three months ended			For the six months ended
(Millions of Canadian dollars, except share and per share amounts)	April 30 2015	January 31 2015	April 30 2014	April 30 2015	April 30 2014
Basic earnings per share
Net income	$2,502	$2,456	$2,201	$4,958	$4,293
Dividends on preferred shares	(47)	(40)	(52)	(87)	(114)
Net income attributable to non-controlling interest	(29)	(22)	(26)	(51)	(51)
Net income available to common shareholders	2,426	2,394	2,123	4,820	4,128
Weighted average number of common shares (in thousands)	1,442,078	1,442,591	1,443,115	1,442,339	1,442,769
Basic earnings per share (in dollars)	$1.68	$1.66	$1.47	$3.34	$2.86
Diluted earnings per share
Net income available to common shareholders	$2,426	$2,394	$2,123	$4,820	$4,128
Dilutive impact of exchangeable shares	3	4	4	7	14
Net income available to common shareholders including dilutive impact of exchangeable shares	2,429	2,398	2,127	4,827	4,142
Weighted average number of common shares (in thousands)	1,442,078	1,442,591	1,443,115	1,442,339	1,442,769
Stock options (1)	2,470	2,839	2,757	2,654	2,799
Exchangeable shares (2)	4,103	3,989	4,399	4,044	9,011
Average number of diluted common shares (in thousands)	1,448,651	1,449,419	1,450,271	1,449,037	1,454,579
Diluted earnings per share (in dollars)	$1.68	$1.65	$1.47	$3.33	$2.85

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended April 30, 2015, 800,522 average options outstanding with an exercise price of $78.59 were excluded from the calculation of diluted earnings per share (January 31, 2015 and April 30, 2014 – no outstanding options were excluded). For the six months ended April 30, 2015, 606,660 average options outstanding with an exercise price of $78.59 were excluded from the calculation of diluted earnings per share (April 30, 2014 – no outstanding options were excluded).
(2)	Includes exchangeable preferred shares and trust capital securities.

Note 12 Litigation

We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. As a result, Royal Bank of Canada and its subsidiaries are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings could be material to our results of operations in any particular period.

There have been the following updates to our legal proceedings:

CFTC litigation

Royal Bank of Canada and the Commodity Futures Trading Commission have signed a Consent Order, which has been approved by the Court, to settle the ongoing lawsuit alleging that certain inter-affiliate transactions were improper wash sales and effected in a non competitive manner. The Consent Order requires Royal Bank of Canada to pay a civil monetary penalty of US$35 million and enjoins Royal Bank of Canada from future violations of the wash sale, fictitious sale and non competitive transaction prohibitions of the Commodity Exchange Act. Royal Bank of Canada has paid this amount and the matter is closed.

Rural/Metro litigation

On October 10, 2014, the Delaware Court of Chancery in a class action brought by former shareholders of Rural/Metro Corporation held Royal Bank of Canada liable for aiding and abetting a breach of fiduciary duty by three Rural/Metro directors. The plaintiffs’ attorneys’ fees application has been decided by the Court with no further liability to Royal Bank of Canada. A final judgment was entered on February 19, 2015 in the amount of US$93 million. Royal Bank of Canada has appealed the Court’s determination of liability and quantum of damages, and the plaintiffs have cross-appealed the Court’s ruling on the attorneys’ fees application.

Royal Bank of Canada        Second Quarter 2015        89

Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings

On April 13, 2015, a French investigating judge notified Royal Bank of Canada Trust Company (Bahamas) Limited (RBC Bahamas), an indirect subsidiary of Royal Bank of Canada, of the issuance of an ordonnance de renvoi referring RBC Bahamas and other unrelated persons to the French tribunal correctionnel to face the charge of complicity in estate tax fraud relating to actions taken relating to a trust for which RBC Bahamas currently serves as trustee. RBC Bahamas believes that its actions did not violate French law and intends to contest them in the French court. Based on the facts currently known, it is not possible to predict the ultimate outcome of this proceeding or the timing of its ultimate resolution; however, management believes that its ultimate resolution will not have a material effect on our consolidated financial position, although it may be material to our results of operations in the period it occurs.

Interchange fees litigation

Since 2011, seven proposed class actions have been commenced in Canada: Bancroft-Snell v. Visa Canada Corporation, et al., 9085-4886 Quebec Inc. v. Visa Canada Corporation, et al., Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al. (Watson), Macaronies Hair Club and Laser Centre Inc. v. BofA Canada Bank, et al., 1023926 Alberta Ltd. v. Bank of America Corporation, et al., The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al., and Hello Baby Equipment Inc. v. BofA Canada Bank, et al. The defendants in each action are VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), Royal Bank of Canada and other financial institutions. The plaintiff class members are Canadian merchants who accept Visa and/or MasterCard branded credit cards for payment. The actions allege, among other things, that from March 2001 to the present, Visa and MasterCard conspired with their issuing banks and acquirers to set default interchange rates and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The actions include claims of civil conspiracy, breach of the Competition Act, interference with economic relations and unjust enrichment. The claims seek unspecified general and punitive damages. In Watson, a decision to partially certify the action as a class proceeding was released on March 27, 2014. That decision was appealed by the plaintiff class representatives and the defendants. The appeal hearing took place in December 2014 and the decision is pending. Based on the facts currently known, it is not possible at this time for us to predict the ultimate outcome of this proceeding or the timing of its resolution.

Please refer to Note 27 to our audited 2014 Annual Consolidated Financial Statements for a description of our other significant actions.

Note 13 Results by business segment

	For the three months ended April 30, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,399	$122	$–	$198	$940	$(102)	$3,557
Non-interest income	1,073	1,626	806	330	1,307	131	5,273
Total revenue	3,472	1,748	806	528	2,247	29	8,830
Provision for credit losses	235	32	–	–	15	–	282
Insurance policyholder benefits, claims and acquisition expense	–	–	493	–	–	–	493
Non-interest expense	1,618	1,340	156	312	1,280	30	4,736
Net income (loss) before income taxes	1,619	376	157	216	952	(1)	3,319
Income taxes (recoveries)	419	105	34	57	327	(125)	817
Net income	$ 1,200	$271	$123	$159	$625	$124	$2,502
Non-interest expense includes:
Depreciation and amortization	$87	$39	$4	$13	$7	$162	$312
Restructuring provisions	–	20	–	–	–	–	20
Total assets	$383,278	$28,835	$13,753	$119,198	$465,304	$21,804	$1,032,172
Total liabilities	$383,266	$28,825	$13,757	$119,126	$465,280	$(36,329)	$973,925

	For the three months ended January 31, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,493	$124	$–	$196	$916	$(98)	$3,631
Non-interest income	1,073	1,542	1,892	310	1,117	79	6,013
Total revenue	3,566	1,666	1,892	506	2,033	(19)	9,644
Provision for credit losses	252	13	–	(1)	5	1	270
Insurance policyholder benefits, claims and acquisition expense	–	–	1,522	–	–	–	1,522
Non-interest expense	1,628	1,333	146	316	1,157	40	4,620
Net income (loss) before income taxes	1,686	320	224	191	871	(60)	3,232
Income taxes (recoveries)	431	90	39	49	277	(110)	776
Net income	$1,255	$230	$185	$142	$594	$50	$2,456
Non-interest expense includes:
Depreciation and amortization	$86	$38	$4	$14	$8	$151	$301
Restructuring provisions	–	37	–	–	–	–	37
Total assets	$381,106	$30,435	$13,778	$130,163	$507,356	$23,857	$1,086,695
Total liabilities	$381,101	$30,377	$13,824	$130,092	$507,173	$(33,293)	$1,029,274

90        Royal Bank of Canada        Second Quarter 2015

Note 13 Results by business segment (continued)

	For the three months ended April 30, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,378	$118	$–	$184	$848	$(79)	$3,449
Non-interest income	928	1,436	1,125	292	1,024	22	4,827
Total revenue	3,306	1,554	1,125	476	1,872	(57)	8,276
Provision for credit losses	231	–	–	–	13	–	244
Insurance policyholder benefits, claims and acquisition expense	–	–	830	–	–	–	830
Non-interest expense	1,572	1,173	140	325	1,111	11	4,332
Net income (loss) before income taxes	1,503	381	155	151	748	(68)	2,870
Income taxes (recoveries)	388	103	1	39	241	(103)	669
Net income	$1,115	$278	$154	$112	$507	$35	$2,201
Non-interest expense includes:
Depreciation and amortization	$89	$37	$4	$14	$7	$135	$286
Restructuring provisions	–	–	–	–	–	–	–
Total assets	$366,396	$25,892	$12,116	$91,595	$382,554	$17,343	$895,896
Total liabilities	$366,376	$25,851	$12,173	$91,588	$382,442	$(34,510)	$843,920

	For the six months ended April 30, 2015
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$4,892	$246	$–	$394	$1,856	$(200)	$7,188
Non-interest income	2,146	3,168	2,698	640	2,424	210	11,286
Total revenue	7,038	3,414	2,698	1,034	4,280	10	18,474
Provision for credit losses	487	45	–	(1)	20	1	552
Insurance policyholder benefits, claims and acquisition expense	–	–	2,015	–	–	–	2,015
Non-interest expense	3,246	2,673	302	628	2,437	70	9,356
Net income (loss) before income taxes	3,305	696	381	407	1,823	(61)	6,551
Income taxes (recoveries)	850	195	73	106	604	(235)	1,593
Net income	$2,455	$501	$308	$301	$1,219	$174	$4,958
Non-interest expense includes:
Depreciation and amortization	$173	$77	$8	$27	$15	$313	$613
Restructuring provisions	–	57	–	–	–	–	57
Total assets	$383,278	$28,835	$13,753	$119,198	$465,304	$21,804	$1,032,172
Total liabilities	$383,266	$28,825	$13,757	$119,126	$465,280	$(36,329)	$973,925

	For the six months ended April 30, 2014
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$4,821	$229	$–	$367	$1,609	$(117)	$6,909
Non-interest income	1,896	2,860	2,407	561	2,073	30	9,827
Total revenue	6,717	3,089	2,407	928	3,682	(87)	16,736
Provision for credit losses	505	19	–	–	11	1	536
Insurance policyholder benefits, claims and acquisition expense	–	–	1,812	–	–	–	1,812
Non-interest expense	3,245	2,364	287	635	2,176	12	8,719
Net income (loss) before income taxes	2,967	706	308	293	1,495	(100)	5,669
Income taxes (recoveries)	781	193	(3)	75	483	(153)	1,376
Net income	$2,186	$513	$311	$218	$1,012	$53	$4,293
Non-interest expense includes:
Depreciation and amortization	$165	$75	$8	$30	$14	$269	$561
Restructuring provisions	3	–	–	–	–	–	3
Total assets	$366,396	$25,892	$12,116	$91,595	$382,554	$17,343	$895,896
Total liabilities	$366,376	$25,851	$12,173	$91,588	$382,442	$(34,510)	$843,920

(1)	Inter-segment revenue and share of profits in joint ventures and associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). The Teb adjustment for the three months ended April 30, 2015 was $115 million (January 31, 2015 – $109 million, April 30, 2014 – $122 million) and for the six months ended April 30, 2015 was $224 million (April 30, 2014 – $217 million).

Royal Bank of Canada        Second Quarter 2015        91

Note 14 Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital and leverage targets for deposit-taking institutions in Canada. Beginning this year, the asset-to-capital ratio has been replaced by a leverage ratio. The leverage ratio is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off-balance sheet items converted into credit exposure equivalents. Adjustments are also made to derivatives and secured financing transactions to reflect credit and other risks. During the second quarter of 2015, we complied with all capital and leverage requirements imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage and multiple amounts)	April 30 2015	January 31 2015	October 31 2014		April 30 2014
Capital (1)
Common Equity Tier 1 capital	$39,608	$38,902	$36,406		$33,756
Tier 1 capital	45,989	44,917	42,202		39,725
Total capital	53,932	52,953	50,020		46,237
Risk-weighted assets used in calculation of capital ratios (1), (2)
Common Equity Tier 1 capital ratio	396,874	405,307	368,594		349,094
Tier 1 capital ratio	398,014	406,722	369,976		349,094
Total capital ratio	398,992	407,934	372,050		349,094
Total capital risk-weighted assets (1)
Credit risk	$306,831	$314,163	$286,327		$258,275
Market risk	42,915	45,623	38,460		46,104
Operational risk	49,246	48,148	47,263		44,715
	$398,992	$407,934	$372,050		$349,094
Capital ratios, leverage ratios and multiples (1)
Common Equity Tier 1 capital ratio	10.0%	9.6%	9.9%		9.7%
Tier 1 capital ratio	11.6%	11.0%	11.4%		11.4%
Total capital ratio	13.5%	13.0%	13.4%		13.2%
Leverage ratio (3)	4.0%	3.8%	n.a.		n.a.
Assets-to-capital multiple (4)	n.a.	n.a.	17.0	X	17.5	X

(1)	Capital, risk-weighted assets and capital ratios and multiples are calculated using OSFI Capital Adequacy Requirements. Leverage ratio is calculated using OSFI Leverage Requirements.
(2)	Effective the third quarter of 2014, the credit valuation adjustment to our risk-weighted asset calculation implemented in the first quarter of 2014, must reflect different percentages for each tier of capital. This change reflects a phase-in of credit valuation adjustments ending in the fourth quarter of 2018. During this phase-in period, risk-weighted assets for Common Equity Tier 1, Tier 1 and Total capital ratios will be subject to different annual credit valuation adjustment percentages.
(3)	Exposure measure as at April 30, 2015 was $1,138 billion (January 31, 2015 – $1,179 billion).
(4)	Beginning this year, the asset-to-capital multiple has been replaced by a leverage ratio. Gross adjusted assets as at October 31, 2014 and April 30, 2014 were $885 billion and $850 billion, respectively.
n.a.	not applicable

92        Royal Bank of Canada        Second Quarter 2015

Shareholder Information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 1-888-212-5533

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of
Canada

1500 Robert Bourassa Blvd.

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust Company,
N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor Services
PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 6ZZ

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on

the TSX.

Valuation day price

For capital gains purposes, the
Valuation Day (December 22,
1971) cost base for our common
shares is $7.38 per share. This
amount has been adjusted to
reflect the two-for-one share split
of March 1981 and the two-for- one
share split of February 1990. The
one-for-one share dividends paid
in October 2000 and April 2006 did
not affect the Valuation Day value
for our common shares.

Shareholder contacts

For dividend information, change
in share registration or address,
lost stock certificates, tax forms,
estate transfers or dividend
reinvestment, please contact:
Computershare Trust Company of
Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555
(International)

Fax: 1-888-453-0330 (Canada and
the U.S.) or 416-263-9394

Financial analysts, portfolio
managers, institutional
investors

For financial information
inquiries, please contact:
Investor Relations

Royal Bank of Canada

200 Bay Street

North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the
U.S. may have their RBC
common share dividends
deposited directly to their bank
account by electronic funds
transfer. To arrange for this
service, please contact our
Transfer Agent and Registrar,
Computershare Trust Company
of Canada.

Eligible dividend designation

For purposes of the enhanced
dividend tax credit rules
contained in the Income Tax Act
(Canada) and any corresponding
provincial and territorial tax
legislation, all dividends (and
deemed dividends) paid by us to
Canadian residents on our
common and preferred shares
after December 31, 2005, are
designated as “eligible
dividends”.

Unless stated otherwise, all
dividends (and deemed
dividends) paid by us hereafter
are designated as “eligible
dividends” for the purposes of
such rules.

Common share repurchases

We are engaged in a Normal

Course Issuer Bid (NCIB). During

the one-year period commencing

November 1, 2014, we may

repurchase for cancellation, up to

12 million common shares in the

open market at market prices. We

determine the amount and timing

of the purchases under the NCIB,

subject to prior consultation with

the Office of the Superintendent

of Financial Institutions Canada

(OSFI).

A copy of our Notice of Intention

to file a NCIB may be obtained,

without charge, by contacting our

Corporate Secretary at our

Toronto mailing address.

2015 Quarterly earnings release
dates

First quarter             February 25
Second quarter        May 28
Third quarter           August 26
Fourth quarter         December 2

(International) email: service@computershare.com	Dividend dates for 2015
Subject to approval by the Board of Directors
For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806		Ex-dividend dates	Record dates	Payment dates
	Common and preferred shares series W, AA, AB, AC, AD, AE, AF, AG, AJ, AK, AL, AZ and BB	January 22 April 21 July 23 October 22	January 26 April 23 July 27 October 26	February 24 May 22 August 24 November 24
	Preferred shares series BD	April 21 July 23 October 22	April 23 July 27 October 26	May 22 August 24 November 24
	Preferred shares series BF	July 23 October 22	July 27 October 26	August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC INSURANCE which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders.